Follow-Up Materials

06012451

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assa Abloy

*CURRENT ADDRESS

PROCESSED

APR 12 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34735 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/12/06

ASSA ABLOY

Annual Report 2005

File No. 82-34735

AR/S
12-31-05

Security, safety and convenience all over the world



File No. 82-34735

2005 in brief

- SALES increased to SEK 27,802 M (25,526), with 5 percent organic growth.
- OPERATING INCOME (EBIT) amounted to SEK 4,078 M (3,683), an increase of 11 percent.
- EARNINGS PER SHARE after tax and dilution amounted to SEK 6.97 (6.33), an increase of 10 percent.
- OPERATING CASH FLOW increased to SEK 3,702 M (3,439).
- JOHAN MOLIN was appointed as the new President and CEO on 1 December 2005.



Contents

Financials in brief ... 1
CEO's statement ... 2
Vision, Business Concept and Strategy ... 6
Brand Strategy ... 9
The Market ... 12
ASSA ABLOY's products ... 16
Sustainable development ... 20
EMEA division ... 24
Americas division ... 28
Asia Pacific division ... 32
Global Technologies division ... 36
Report of the Board of Directors for 2005 ... 42
Corporate governance report ... 44
Sales and earnings ... 54
Income statements ... 55
Comments by division ... 56
Financial position ... 58
Balance sheets ... 59
Cash flow ... 60
Cash flow analysis ... 61
Changes in equity ... 62
Financial risk management ... 63
Notes ... 66
Five years in summary ... 90
Quarterly information ... 92
Definitions of key data terms ... 93
Proposed disposition of earnings ... 94
Audit report ... 95
The ASSA ABLOY share ... 96
Information for shareholders ... 99

ASSA ABLOY in brief

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user-friendliness. With over 150 companies in more than 40 countries, and a world market share of around 10 percent, ASSA ABLOY is the strongest global player in the locking industry.

The Group operates in all major regions – both mature and developing markets – and enjoys market-leading positions in large parts of Europe and North America and in Australia. In the fast-growing area of electromechanical locking solutions, the Group holds leading positions in Identification, Entrance Systems and Hotel Security.

Since its formation in 1994, ASSA ABLOY has developed from a regional company with 4,700 employees to a global Group of companies with 29,500 employees and sales of SEK 27.8 billion.

As the world's leading lock Group, ASSA ABLOY offers a more complete range of products than any other company on the market.



SALES share of Group total, %


30

EBIT share of Group total, %


36

Americas

ASSA ABLOY's Americas division comprises companies in North and South America. Americas is the Group's second-largest division, accounting for 30 percent of total sales. During the year the division achieved an organic growth of 5 percent and an EBIT margin of 18.3 percent. Its head office is in New Haven, Connecticut, USA. Americas division has 24 production units, 8 sales companies and 9,300 employees. The main markets are the USA, Canada and Mexico. Some of the division's leading companies are Corbin Russwin, Curries, Emtek, Medeco, Phillips and Sargent.

SALES share of Group total, %


41

EBIT share of Group total, %


39

EMEA

ASSA ABLOY's EMEA division comprises all Group companies in Europe, the Middle East and Africa. EMEA is the Group's largest division, accounting for 41 percent of total sales. During the year it achieved organic growth of 3 percent and an EBIT margin of 14.7 percent. Its head office is in Stockholm, Sweden. EMEA has 46 production units, 30 sales companies and 12,400 employees. The largest markets are Scandinavia and France, and some of the division's leading companies are Abloy, Assa, Tesa and Vachette.

SALES share of Group total, %	EBIT share of Group total, %


21
19

Global Technologies

ASSA ABLOY's Global Technologies division is the Group's worldwide organization for global products and services. During the year the division achieved organic growth of 10 percent and an EBIT margin of 14.1 percent. The division accounts for 21 percent of the Group's sales and has 15 production units, 40 sales companies and 3,500 employees. Global Technologies comprises four business units:

– **ASSA ABLOY HID**, which accounts for 24 percent of Global Technologies' sales. The business unit's main areas are ID cards, card readers and access control systems based on Radio-Frequency Identification (RFID). The products are sold under well-known brand names such as HID and Indala.

– **ASSA ABLOY Identification Technology (ITG)**, which accounts for 16 percent of Global Technologies' sales. The business unit's products consist of various types of identification technology based on RFID including smart cards, electronic passports, ID cards and the electronic tagging of industrial products and livestock. The products are sold under well-known brand names such as Sokymat, ACG and Omnikey.

– **ASSA ABLOY Entrance Systems**, which accounts for 41 percent of Global Technologies' sales. The business unit is the world's leading supplier of electronic door solutions. The products are sold under well-known brand names such as Besam, EntreMatic and Doorman.

– **ASSA ABLOY Hospitality**, which accounts for 19 percent of Global Technologies' sales. The business unit produces hotel locks and security systems and sells chiefly to hotels and cruise ships. Its two leading companies and brands are VingCard and Elsafe.



SALES share of Group total, %	EBIT share of Group total, %


8
6

Asia Pacific

ASSA ABLOY's Asia Pacific division comprises the Group's companies in Australia, New Zealand, China and elsewhere in Asia. During the year the division achieved organic growth of 2 percent and an EBIT margin of 11.1 percent. Asia Pacific accounts for 8 percent of the Group's total sales and has 9 production units, 8 sales companies and 4,300 employees. The division's largest markets are Australia, New Zealand and China. The largest companies in the division are ASSA ABLOY Australia, ASSA ABLOY New Zealand, Guli Security and ASSA ABLOY Wangli.

GROUP SALES AND EBIT


SEK M
SEK M
30,000
22,500
15,000
7,500
0
4,000
3,000
2,000
1,000
0
96 97 98 99 00 01 02 03 04 05
Sales, SEK M
EBIT, SEK M*

* 1996–2003 have not been adjusted for IFRS but amortization of goodwill has been excluded.

Financials in brief

File No. 82-34735

	2005	2004	Change, %
Sales, SEK M	27,802	25,526	9
of which: Organic growth			5
Acquired growth			1
Foreign exchange effects, SEK M	643		3
Operating income (EBIT), SEK M	4,078	3,683	11
Operating margin (EBIT), %	14.7	14.4	
Income before tax, SEK M	3,556	3,199	11
of which, Foreign exchange effects, SEK M	73		2
Operating cash flow, SEK M[2]	3,702	3,439	8
Return on capital employed, %	15.9	15.3	

Data per share (SEK/share)	2005	2004	Change, %
Earnings after tax and dilution (EPS)	6.97	6.33	10
Cash earnings after tax and dilution (CEPS)	9.64	8.93	8
Shareholders' equity after dilution	42.85	34.74	23
Dividend	3.25[1]	2.60	25
Number of shares after dilution (thousands)	378,718	378,718	

[1] Proposed dividend.
[2] Excluding restructuring payments.



CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED


SEK M
%
30,000
25,000
20,000
15,000
10,000
5,000
0
30
25
20
15
10
5
0
96 97 98 99 00 01 02 03 04 05
Capital employed, SEK M
Return on capital employed, % 3, 4

INCOME BEFORE TAX / OPERATING CASH FLOW


SEK M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
96 97 98 99 00 01 02 03 04 05
Income before tax, SEK M 3, 4
Operating cash flow, SEK M 2

EARNINGS PER SHARE


SEK
7
6
5
4
3
2
1
0
96 97 98 99 00 01 02 03 04 05
Earnings per share, SEK 3, 4

[2] Excluding restructuring payments.
[3] Data for 2001 and 2003 excludes non-recurring items

Great potential through continuous improvements



- Sales totaled SEK 27,802 M (25,526).
- Organic growth reached 5 percent after a strong second half of 2005.
- EBIT reached a record level of SEK 4,078 M, an increase of 11 percent.
- Earnings per share were SEK 6.97, an increase of 10 percent.
- Proposed dividend is SEK 3.25.

On 1 December 2005 I took on the position of President and CEO of ASSA ABLOY. During my first few months I have concentrated on visiting as many Group companies as possible. My first assessment is that the Group has great potential for the future, with experienced staff and a good position in the market.

Report on the year

The year 2005 was successful for ASSA ABLOY, with sales totaling SEK 27,802 M and with an EBIT that rose by 11 percent to a record figure of SEK 4,078 M. The year started relatively weak but sales improved continuously and organic growth reached 5 percent for the full year.

These figures reflect good demand on the US market which impacts both Americas and Global Technologies. ASSA ABLOY has generally strengthened its position through increased customer focus both within its traditional businesses and in segments of higher market growth such as electromechanical locks, automatic doors, access control and identification technology.

The Leverage & Growth program initiated in 2003 was concluded at the end of the year. The program has improved the efficiency and productivity of the Group with estimated annual savings of SEK 450 M. The program has improved return on capital employed (ROCE) to 15.9 percent, moving the Group towards its financial target of 20 percent ROCE by 2008.

ASSA ABLOY's largest business division, EMEA, achieved an organic growth of 3 percent. The year 2005 started slowly but improved as the year passed. The creation of united sales forces under the ASSA ABLOY brand name and the implementation of Lean manufacturing were initiated during the year. During 2005 R&D activity was increased with several innovative products in the pipeline. The profitability in EMEA was almost unchanged in 2005 despite the completion of the Leverage & Growth program, which indicates that more structural work remains to be done.

Americas had a successful year, with good growth of 5 percent and an improved level of profitability. The sales forces were merged under the ASSA ABLOY brand name.

File No. 82-34735

Intensified work directed towards the specification market was well received, with a steep increase in the number of quotations. The consolidation of manufacturing continued, especially in Mexico where the Group faced problems at the beginning of the year due to low demand. R&D efforts were further coordinated during the year, with increased output of innovative new products.

Asia Pacific did not live up to expectations, with only 2 percent growth and declining profitability. The low organic growth was mainly due to weak demand in the residential market in Australia and New Zealand. Sales forces were united under the ASSA ABLOY brand name in 2005. Manufacturing was further concentrated to China, and the volumes manufactured for other Group companies increased sharply. Profitability in Asia Pacific will remain at a somewhat lower level than in the other divisions because of the continuing increase of sales to other parts of the Group.

Global Technologies had a very successful year, with strong growth of 10 percent and improved profitability. The rapidly growing business area of ITG has been split into two parts, one focusing on electronic access control and the other on RFID (Radio-Frequency Identification) and ID management. ASSA ABLOY Hospitality's sales force was reorganized and parts of its manufacturing relocated, leading to good improvements in both growth and profitability. ASSA ABLOY Entrance Systems continued its good performance, particularly in the USA, and added new products and services through the acquisition of Doorman in the UK. From 1 January 2006 ASSA ABLOY Entrance Systems has become a separate division in order to maximize the great growth potential.

Future development

A lot of work to improve efficiency and exploit synergies within the Group remains for the years to come. One important step is to unite sales forces under the ASSA ABLOY brand name. The customer will meet one salesman offering a portfolio of products from several product brands. The Group is continuing to consolidate, relocate and outsource manufacturing, to coordinate Research & Development and to introduce shared administrative services.

Product development will be increasingly directed towards creating innovative products for market segments with higher growth, which include electromechanical lock solutions, automatic doors and security-door solutions as well as electronic access and identification technologies.

Customers are increasingly looking for total locking solutions that include ease of use and installation. ASSA ABLOY has therefore developed open standards to allow all our locks to integrate fully with the customer's systems.

ASSA ABLOY strives to add customer value through being close to the customer. Our efforts to lead the specification market through early involvement in the customer's selection of security solutions are a good example of this approach. The fast-growing service organization within ASSA ABLOY Entrance Systems is another.

The year showed good development and progress in many areas, which have improved ASSA ABLOY's foundation for continued success. This would not have been possible without the excellent professional work carried out by our employees. They have shown themselves willing and ready to change and meet the challenges of the future. They know that continuous improvements are what it takes to create success.

ASSA ABLOY is the largest company in our industry. We have the right people and the necessary competencies to continue to develop and strengthen our position.

ASSA ABLOY is a relatively young Group, created in 1994. The present Group has been formed through a large number of acquisitions, but has in recent years focused more on integrating, improving and renewing the various businesses and company cultures.

The future creation of shareholder value will come from a combination of profitable organic growth – based on the development of innovative new products and services, extended global market presence and continued improvements in efficiency – and selective acquisitions.

Stockholm, 9 February 2006



Johan Molin
President and CEO of ASSA ABLOY



File No. 82-34735



security for visitors and works of art alike

File No. 82-34735



Every year six million people visit the Louvre in Paris – which makes it one of the world's most popular museums. It is also the workplace for more than two thousand people, who include a specially trained corps of wardens. Museums are often sited in historic old buildings that require specially planned security arrangements. It is vital to be able to respond quickly in case of fire, threat or accident so that both people and works of art can be brought to safety. But it is equally important to have well designed security solutions that protect the exhibits from theft or destruction, so that future generations can enjoy the heritage of history.

File No. 82-34735

Locks are the heart of every security solution

Since Securitas and Wärtsilä merged their lock businesses in 1994, ASSA ABLOY has grown through a combination of organic growth and acquisitions, and has improved its earnings at the same time. Today ASSA ABLOY is the world's leading lock Group. Over the last eleven years ASSA ABLOY has increased its sales from SEK 3 billion to SEK 27.8 billion. The Group currently comprises more than 150 companies with operations in over 40 countries.

Vision

"ASSA ABLOY will be the most successful and innovative company on our markets by placing locks at the heart of security and providing safe and secure solutions that give true added value to our customers. Our solutions make people around the world feel safer and more secure, creating more freedom in their lives."

Business Concept

"ASSA ABLOY provides safe and secure solutions that are well-designed, convenient and cost-efficient. Through customer relevance and innovation, our solutions create superior value for businesses and for people at work, at home and at leisure."

Financial objective

ASSA ABLOY's primary financial objective is that return on capital employed should exceed 20 percent. During the acquisition phase of the Group's strategy, substantial amounts of goodwill were added, which have reduced return on capital employed. The Group's stated goal now is to achieve its financial objective by 2008 at the latest.

- Sales should, on average, grow organically at about 5 percent a year over a business cycle.
- The EBIT margin should be improved to 16–17 percent. This should be achieved mainly by exploiting synergies within the Group.
- The long-term positive trend in ASSA ABLOY's operating cash flow should be maintained.
- Capital employed should be maintained at the present absolute level, which means a relative improvement after considering organic growth. Measures to make production more specialized are reducing capital tied up in inventory. Given the potential to increase utilization of current production capacity, capital expenditure can be maintained at today's level – below current depreciation.

> The new CEO has initiated a review of future restructuring measures. The results of this review may affect the long-term financial objective.

FINANCIAL OBJECTIVE


ORGANIC GROWTH:
• About 5% a year over a business cycle
MARGIN IMPROVED TO 16–17%:
• Stand-alone improvements
• Leverage Group synergies
STRONG CASH FLOW:
• The long-term positive trend in operating cash flow should be maintained
CAPITAL RATIONALIZATION:
• Inventory reductions
• Maintained capital expenditure level

ORGANIC GROWTH, %


%
10
8
6
4
2
0
96
97
98
99
00
01
02
03*
04
05

* In 2003, organic growth was 0 percent.

File No. 82-34735

Strategy

For some years ASSA ABLOY has followed a strategy model based on three phases of development:

1. Global platform. Build a worldwide presence and steadily add new areas of expertise.
2. Leverage synergies and develop the Group's strength.
3. Customer value. Increase organic growth by creating value for customers.

The refined business strategy

This strategy has been refined to enable ASSA ABLOY to realize the Group's Vision, Business Concept and financial objective. The refined strategy is based on three overriding themes subdivided into seven main activities. Implementation of the refined strategy has been in hand since its introduction in 2004.

Theme 1. Grow our core business

1. Lead the specification markets

ASSA ABLOY's goal is to strengthen the Group's collaboration with architects and security consultants, who play an important role in choosing security solutions for new construction projects. Today's large-scale office and factory buildings have highly complex security requirements, and by helping architects to specify security solutions, ASSA ABLOY contributes to more secure buildings. During 2005, work on project specifications of security solutions was intensified and the number of specifications grew satisfactorily, especially on the US market.

2. Develop channels to market

More than 90 percent of ASSA ABLOY's sales go through fragmented local distribution. The Group's goal is to develop and strengthen collaboration with existing and new distributors by means of education, sales support and improved logistics and administration. At the same time ASSA ABLOY is working to simplify end-users' choice of security products for different areas of application. During 2005 the coordination of marketing and sales forces under the main ASSA ABLOY brand name was initiated.

3. Develop the door and window OEM markets

On many geographical markets ASSA ABLOY makes limited sales to Original Equipment Manufacturers of doors and windows. The Group's goal is to improve ASSA ABLOY's ability to meet the specific requirements of these important customers. During 2005 ASSA ABLOY has strengthened its positions on local OEM markets by working actively with the customers on their product development.

Theme 2. Expand into new markets and segments

4. Capture and develop consumer opportunities

Today the consumer segment of the security market is fragmented, and consumers are looking for many different security solutions. ASSA ABLOY's goal is to increase the Group's presence in the consumer segment through a variety of channels and to create a new consumer category – home security. ASSA ABLOY will offer relevant products and services that make it possible for the consumer to create a safer, more secure daily life. Yale is currently being positioned as ASSA ABLOY's worldwide consumer brand, and Yale Security Point stores are a franchise concept that ASSA ABLOY has launched during the year.

OPERATING MARGIN (EBIT), %[1]


%
16
12
8
4
0
96 97 98 99 00 01 02 03 04 05

OPERATING CASH FLOW / EBIT[1]


times
1.25
1.00
0.75
0.50
0.25
0.00
96 97 98 99 00 01 02 03 04 05

NET CAPITAL EXPENDITURE / DEPRECIATION[1]


times
1.25
1.00
0.75
0.50
0.25
0.00
96 97 98 99 00 01 02 03 04 05

[1] 1996–2003 have not been adjusted for IFRS but amortiziation of goodwill has been excluded.

File No. 82-34735

5. Grow electromechanical door solutions

There is a rapid pace of growth in the electromechanical door solutions segment. ASSA ABLOY's goal is to increase the total market by reducing the installation costs for end-customers. This is being achieved by using open communication standards such as Hi-O, a platform for intelligent communication between the various components of the door environment, which simplifies installation. In order to expand the market, these products are also sold through additional sales channels such as installers of electronic security systems.

6. Develop the Asian potential

Asia offers a major potential growth market. ASSA ABLOY's goal is to develop the Group's presence on markets in Asia, and particularly in China. At the same time the Group is trying to increase the production of simple, high-volume products in Asia. In 2005 ASSA ABLOY acquired BEST Metaline, which is one of South Korea's leading suppliers of lock and door fittings and automatic doors. In China ASSA ABLOY has acquired a majority stake in Wangli, which is focused on the manufacture and distribution of high-security doors and high-security locks. Wangli has a comprehensive distribution network in China and holds a leading position in its segment.

Theme 3. Radically reduce our break-even cost

7. Capture purchasing and production synergies and adopt Lean methods

The Group's fragmented production structure, with resulting overcapacity in many areas, is one consequence of its many acquisitions. The Group's goal is to make the production structure as a whole more efficient, while at the same time maintaining a local presence for rapid assembly of customer-tailored products. Manufacturing, especially of simple, high-volume products and components, will gradually be moved to low-cost countries or outsourced. ASSA ABLOY sees significant potential in further coordination of purchasing and increased standardization of components. In 2005 several production plants were closed or merged in New Zealand, Australia, the United Kingdom, Denmark, Italy, Spain and elsewhere. To an ever-increasing extent the Group's production units have adopted cost-effective ('Lean') production methods. All activities from administration to manufacturing are now being evaluated so as to eliminate superfluous steps, smooth the product flow, lessen administrative costs, reduce inventories and use premises efficiently.

Completion of the Leverage & Growth program

Towards the end of 2003 a two-year action program, 'Leverage & Growth'. was launched with the aims of taking advantage of economies of scale and creating a basis for sustainable growth. Underperforming companies should be turned round by the end of 2004, or else divested. The action program was completed during 2005 at total cost of SEK 1,320 M. The Group's employees have been reduced by a total of 1,400 people and annual savings are calculated at SEK 450 M.

BUSINESS STRATEGY


Grow our core business
1. Lead the specification market
2. Develop channels to market
3. Develop the door and window OEM markets
Innovation
Customer relevance
Cost efficiency
Expand into new markets and segments
4. Capture and develop consumer opportunities
5. Grow electromechanical door solutions
6. Develop the Asian potential
Radically reduce our break-even cost
7. Capture purchasing and production synergies and adopt Lean methods

File No. 82-34735

Clearer differentiation of the Group's brands

As a result of ASSA ABLOY's many acquisitions the Group possesses a wide range of brand names that are well recognized by customers. To be able to manage and take advantage of this valuable asset and to benefit from the size of the Group, ASSA ABLOY is currently reviewing the brand strategy.

ASSA ABLOY's brand message Unlock Your Life was launched in 2002. The aim is to link the word 'security' to 'freedom' and not to 'fear'. As far as possible the normal negative perceptions of security should be avoided. Its opportunities should be stressed instead. This philosophy pervades the Group's whole brand strategy and brand platform.

Fewer brands

To prevent duplication and high parallel development costs, the number of brands will be reviewed and reduced. ASSA ABLOY will be the Group's only main brand for security solutions, and represents the Group's accumulated knowledge, professionalism and sense of service. It is thus not tied to any particular products.

The main brand will be backed by a number of strong brands that the Group chooses to invest in. These are currently being selected in close collaboration with the Group's regional units. The strong brands will sometimes work as components of a product solution under the Group brand ASSA ABLOY, but will also continue to operate as independent brands where they can meet the needs of customers.

The project to select the Group's strong brands will judge them on how general or specialized they are. The review will also take account of how local or global each brand is. The number of general brands should be restricted to a smaller total.

Joint sales forces

In order to compete effectively on a global market, ASSA ABLOY's sales forces are increasingly working across company boundaries. The joint sales organizations work under the Group brand ASSA ABLOY, but at the same time act as representatives of the local product brands that the customer already knows. The salesmen thus handle not just a single brand but several product brands in meeting customers' security needs.

Yale the consumer brand

Yale is ASSA ABLOY's worldwide consumer brand. On some markets the brand will operate in conjunction with strong local brands, while in other areas Yale will shine more strongly on its own. The Yale Security Point stores are one such example. This is a franchise concept currently being tested in South Africa, Germany and Great Britain.


Yale
security point


ASSA
SOLID
besam
FIX
TIMELOX



Security and safety for millions of commuters



Every day millions of people all over the world use public transport systems to travel to and from work, visit their friends and take part in leisure activities. In New York City and its surroundings, eight million people a day use the subway, buses and suburban trains. Three million people a day pass through Shinjoku Station in Tokyo, the busiest railway station in the world. City transport systems are not just travel routes but are the workplaces of thousands of people. The authorities running the systems are responsible for the lives and security of everyone who uses them. If an accident occurs, people must be able to get out easily and quickly.

File No. 82-34735

The security market – a growing industry in course of change

Today ASSA ABLOY is the world's leading lock company. As the Group has grown, its product portfolio has been augmented with products that are relevant not just to the lock market but to the security market in general. The requirements of different customers vary greatly. Thus airports, private homes and hospitals have very different security requirements.

Development of the security market is driven primarily by the general trend towards higher security. As crime, violence and terrorism increase and look like continuing to increase, the overall threat picture has changed. People's growing insecurity moves security considerations high up the agenda, driving the development of more advanced security solutions and the upgrading of existing security solutions.

The total security market consists mainly of security services and electronic and mechanical security products. ASSA ABLOY estimates the total security market at more than 200 billion Euro, and the Group is currently active in about 15 percent of this total market.

Electronic and mechanical security products

ASSA ABLOY's range of electronic security products includes electronic cylinders, automatic doors and products for access control. Annual growth of the market for electronic security products is expected to be around 10 percent.

Besides locks, the main mechanical security products also include handles, door closers, evacuation products and door and window fittings. Demand for mechanical security products is driven primarily by new construction and the replacement of old locks in existing windows and doors. This section of the market is expected to grow, in the long term, at the same rate as each market's GDP, averaged over a business cycle. For ASSA ABLOY the market for mechanical security products stays relatively stable. This is partly

> The product groups that ASSA ABLOY manufactures today mean that the Group is active in about 15 percent of the total security market. ASSA ABLOY's market can therefore be estimated at around 30 billion Euro, which means that in these sectors ASSA ABLOY's market share is around 10 percent. Three quarters of this business is in mechanical security products and the remaining one quarter in electronic security products. ASSA ABLOY's growth targets are based on the expected growth of these markets.

THE SECURITY MARKET


SECURITY SERVICES AND ELECTRONIC SECURITY PRODUCTS
MECHANICAL AND ELECTROMECHANICAL SECURITY PRODUCTS
Access control
Door and window hardware
Automatic doors
Locks, exit hardware and door closers
Security guards & other
Alarm centers
Intrusion protection
Fire alarms
X-ray inspection systems
IT security & logical authorization control
Surveillance cameras (CCTV)
Interior hardware
Doors and windows
ASSA ABLOY's product areas

File No. 82-34735

because its sensitivity to economic fluctuations is buffered by a substantial aftermarket, and partly because ASSA ABLOY's operations are spread over a large number of countries with different business cycles. Consolidation between companies in the mechanical security segment is common and this trend is expected to continue.

Distribution channels

A characteristic of today's security market is that manufacturers of security products, such as ASSA ABLOY, are usually separated from end-users behind various forms of distribution. A high proportion of ASSA ABLOY's products are sold in small volumes to a large number of end-customers with different needs. In consequence, the distribution of mechanical and electronic security products is in general local and fragmented.

The role of the distributor can vary between the different customer segments. In the commercial segment, distributors on some markets act as consultants, engineers and project managers to produce good security solutions. They have good knowledge of the customer's needs and ensure that the products meet local regulations.

Locksmiths, buying from ASSA ABLOY either direct or through wholesalers, are among the most important distributors of mechanical security products. Many manufacturers of doors and windows integrate lock cases and other security items into their products before delivery to their customers. Wholesalers of building materials and locks play important roles in supplying the solutions specified by manufacturers for different construction projects. Retailers – building materials supermarkets and ironmongers – serve the consumer market.

In the case of electronic security products, products flow from manufacturer to end-user mainly via security contractors and specialized distributors. But the products are also sold through integrators who often offer turnkey solutions for the installation of perimeter security, access control and IT security.

Trends

One of the most obvious trends in the security market is the increased demand for electronic products. Another clear trend is the increasingly standardized technology, which makes it easier to integrate the different components of security solutions with one another. This means that, to remain competitive, manufacturers will be compelled to focus on specific product segments.

Distribution is changing too. Door and window manufacturers, DIY chains and other players are gaining strength by consolidation. Some locksmiths are placing growing emphasis on electronics, while a growing number of IT integrators are starting to offer physical security solutions as well.

DISTRIBUTION CHANNELS FOR SECURITY PRODUCTS


ELECTRONIC SECURITY PRODUCTS
MECHANICAL AND ELECTROMECHANICAL SECURITY PRODUCTS
Manu-facturing
Route to market
Intruder alarms
CCTV
Access control
Locks
Exit hardware
Door/ window hardware
Primarily commercial end-users
Commercial and residential end-users

File No. 82-34735

Another marked trend is that manufacturers in low-cost countries in Asia and elsewhere are increasing their market shares in the low-price segments of the western world. In some European countries this type of import has increased significantly over the last five years. A change can also be seen in the demand for different levels of security solution. In the past the greatest potential was in the middle segment, but now customers increasingly choose either a high-security solution or a low-priced option.

Differences between markets

Americans spend more than twice as much on panic devices as Europeans. Conversely, northern Europeans spend three to four times as much as Americans on high-security locks for their homes. Automatic doors are also significantly more common in Europe than the USA. And use of electromechanical products is far more widespread in the commercial segment than the residential. If the demand for security and safety solutions were to be the same in Europe and the USA, the total market would be roughly doubled. In the long term there is no reason why the present differences between segments should endure. One of ASSA ABLOY's challenges is to develop the market so as to reduce the great differences between markets and segments that are found today.

The world lock market is still relatively fragmented. But in individual countries the market is relatively consolidated, since in the industrialized regions of the world it is very common that family-owned companies still hold leading positions on their own home markets. They are well-established and have strong ties with local distribution networks. However, in the less developed countries, established lock standards and brands are less common.

Competitors

In the USA Ingersoll-Rand is the largest competitor in the commercial segment and is also strong in the residential segment. Other major players on the American market include Stanley Works and, in the residential segment, Black & Decker.

In EMEA the main competitors are the Swiss company Kaba, which focuses on high-security solutions, and Dorma in Germany.

Imports from low-cost countries provide much of the competition in Australia and New Zealand.

In China the lock market remains fragmented and even the largest companies have low market shares. Tri-Circle, whose business is strongly focused on padlocks, is the largest lock manufacturer in China.

The main competitors in Global Technologies division's segment of global products and solutions are Gemplus, Dorma, Stanley Works and Onity.

USA and Canada

In general the residential segment in the USA currently has lower lock standards than in Europe. Instead, alarms play a major role in security awareness. However, the media are giving more and more coverage to the fact that better locks are a proactive measure while alarms are a reactive measure when damage has already been done.

In the USA and Canada it is important to plan security solutions, via specialist specifiers, at an early stage of the building's planning or design. These specifiers ensure that the security solutions meet all laws and regulations while also offering the highest possible degree of user-friendliness and convenience. Collaboration with architects is often crucial here in creating the best security solutions.

GLOBAL-LEVEL COMPETITORS


Sales (EUR M)
ASSA ABLOY
Ingersoll-Rand (Security & Safety)
Black & Decker (Hardware & Home Improvement)
Dorma
Kaba
Stanley Works (Security Solutions)
0
500
1,000
1,500
2,000
2,500
3,000

There are five main players in terms of competition at a global level.

ASSA ABLOY'S TOTAL SALES BY REGION, %


Other, 3%
Asia, 4%
Australia and New Zealand, 5%
Europe, 50%
North America, 38%

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South America
Much of South America is a fragmented market with few established security standards. However, the region has a major need for security solutions and is a future growth market.

Europe
EMEA is characterized by striking differences between different national markets. In many European countries EU standardization of security products is now complete and has become a driver for increased sales. It has raised previously low national requirements and thereby also raised the quality of products. However, standardization only covers the level of security provided, not shape or dimensions. In these respects the national differences remain.

The countries of northern and southern Europe show great differences. Customers in the north generally demand higher quality in residential security products than those in the south.

Most of the countries of eastern Europe currently have a lower standard of locks than many other parts of Europe. Foreign products – e.g. Swedish or German – are generally perceived as superior. However development in eastern Europe is proceeding rapidly and leading to rising standards.

Middle East
The largest markets in the Middle East are Saudi Arabia, Iran, Israel and the United Arab Emirates. Many of the markets in the region have thriving economies. ASSA ABLOY has its strongest foothold in the region in Israel, where Mul-T-Lock is market leader.

Africa
Apart from South Africa, most African countries have poor security standards for both the residential and commercial segments. ASSA ABLOY is the market leader in South Africa, which is the largest market in Africa.

Australia and New Zealand
The lock markets in Australia and New Zealand are relatively consolidated, and ASSA ABLOY's companies are the clear market leaders in both countries. The commercial and residential segments each account for about half of Asia Pacific division's sales there.

China
The residential segment has weakened somewhat, but general growth of the security market remains strong. China currently has relatively poorly developed security standards and produces an abundance of low-quality products that are mostly exported. ASSA ABLOY has established its own manufacturing plants and now faces a challenge in educating and developing the distribution chain towards products offering higher security.

Rest of Asia
In other parts of Asia, ASSA ABLOY is represented by sales offices. The Group has gained a strong position on the South Korean market through its acquisition of BEST Metaline, one of the country's leading suppliers of lock and door fittings and automatic doors. In India ASSA ABLOY has a sales office to provide support to its Indian distributors.

Global products and solutions
ASSA ABLOY HID
Because the technological differences between markets in different countries are small, cards and card readers for both smart cards and traditional contact-based methods of access control form a worldwide product segment. Demand for products of this type continues to increase and growth was strong in 2005. HID is ASSA ABLOY's largest company in the segment. HID's iClass cards hold a significant share of the world market for electronic access control. The market is still fairly fragmented.

ASSA ABLOY Identification Technology (ITG)
The fastest-growing segments of the RFID (Radio-Frequency Identification) market are identification products for electronic passports, banks and payment systems for public transport. The RFID market remains fairly fragmented.

ASSA ABLOY Entrance Systems
There are local differences in requirements for automatic door solutions. Nonetheless, the requirements of the largest customer segments – airports, hospitals, hotels, restaurants and stores – are so similar everywhere that the product segment is best marketed globally. The market for ASSA ABLOY Entrance Systems is growing and consolidation is continuing.

ASSA ABLOY Hospitality
The primary target group for ASSA ABLOY Hospitality comprises large international hotel chains. The market has shown some recovery after the decline of the last few years. Price pressure in the aviation industry indicates that travel should grow in the future.

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Growth through product development

ASSA ABLOY has the largest installed base of locks and lock systems throughout the world. These products are tailored to the different needs and lock standards of world users. ASSA ABLOY's pace of innovation is reflected in the many patents that Group companies own. Mechanical products still account for the majority of patents, but electromechanical products are the fastest-growing area. A continuous flow of innovative new products is the single most important source of organic growth, and focused product development is a critical success factor.

Complete security solutions vital to sales

ASSA ABLOY works all the time to develop its products in ways that will satisfy the end-user's requirements for security, safety, convenience and design. To meet these customer requirements more comprehensively, the Group focuses on developing total security solutions for different customer segments. Such solutions incorporate mechanical and electromechanical products that also make installation and after-sales service simpler. These complete security solutions are becoming ever more crucial to the Group's sales and earnings.

Shared Technologies

The use of electromechanics in doors is growing rapidly, which strengthens the need to integrate security solutions with access control systems. ASSA ABLOY has therefore created an organization named Shared Technologies to take responsibility for the standardization of electronics throughout the Group. The goal of standardization is to achieve lower development costs and shorter development times for new products. One area concerned is electronic lock cylinders, which includes the Group's CLIQ product range. Another is Hi-O (Highly Intelligent Operation), a platform for intelligent communication among the various components in the door environment.

The importance of design

In all product groups, design has become an ever more important factor in winning sales. Customers appreciate the added value of being given greater choice regarding shape, color and finish. ASSA ABLOY is working actively to integrate design as an important part of product development, and on several markets has taken initiatives to work with industrial designers and interior decorators in developing designed products. Such products tend to appeal more strongly to architects and specifiers, and demand for them is rising steadily.



The Group has launched Hi-O (Highly Intelligent Operation) a new range of electromechanical doors and door frames with a pre-installed cable harness and contacts ready to connect up the lock unit. The new products are thus far simpler to install and can easily be upgraded to more advanced locks later.

ASSA ABLOY'S SALES BY PRODUCT GROUP


Security doors and fittings, 18%
Mechanical locks lock systems and accessories, 53%
Electromechanical and electronic locks, 29%

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Mechanical products

Mechanical products still account for more than half of ASSA ABLOY's world sales. Mechanical locks provide the two basic functions of any security device: identification (the key) and mechanical strength (the lock). There continues to be a large market for these products, which combine good functionality in meeting many security needs with a moderate cost. Examples of traditional mechanical products include door locks, padlocks, handles and door closers.

Increased security needs

There is a clear trend towards higher levels of security in mechanical products. In many developing countries, for example in Asia, rising standards of living mean that more people feel a greater need for security. Simple, low-quality locks are therefore being replaced by modern high-security locks. But a growing demand for sound security solutions applies to industrialized countries too.

A large installed lock base

ASSA ABLOY has a large base of installed locks, which creates great opportunities for product upgrades and represents a solid foundation for the important after-market. An essential part of the Group's strategy is to offer products that comply with existing dimensional standards, but that are better at satisfying higher security demands and easier to install.



Modular platforms

Many of ASSA ABLOY's mechanical products employ identical building blocks, which provide great opportunities to gain benefit from economies of scale. By making product development more efficient and basing products on modular platforms, Group companies can utilize common components without loss of product variation.

Economies of scale in purchase of materials are another advantage of using modular platforms. In addition, improvements and updates are rapidly applied to the whole product range, and products can be adapted quickly when customers' demands and requirements change.

Evolution

The Evolution series of lock cases is one example of modularization applied to both product development and production. The modular series of lock cases makes it simple to provide new functions in the products while the company can continue to utilize and improve existing components. In comparison with the company's previous series of lock cases, Evolution provides a better range of products with 60 percent fewer components.



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Electromechanical products



As a rule electromechanical products provide higher security than traditional mechanical products because of their greater convenience. Locking and unlocking become simpler while the security of the locked door increases. ASSA ABLOY offers a large range of electromechanical products ranging from electric strikes and remotely actuated door locks to automatic doors and advanced card-based solutions. By exploiting developments in microprocessor and communications technology, future electromechanical products will offer additional control and monitoring functions. There are also great opportunities of incorporating electromechanics in ASSA ABLOY's more traditional mechanical products, and many Group companies are developing electromechanics for this purpose. The Group's sales of electromechanical products are now growing at a faster rate than those of mechanical products.

Simpler installation and operation

The trend is towards products that are simpler to install and simpler to integrate with the other systems used to automate buildings. This is driving the development of more intelligent products with built-in communications. Electromechanical products can now handle a long list of security requirements and are especially suitable for the more demanding security environments found in schools, hospitals, airports, warehouses and museums.

Electromechanical locks

Electromechanical locks are another of ASSA ABLOY's fast-growing product segments.

ELVA

ELVA is an electronic front-door lock intended for the residential market. It has the basic design of a traditional lock but has many new and convenient functions. Thus the door can be locked either with a key or by remote control. The coding technology (using one-time codes) and security between the remote control unit and the lock are the same as that used by banks to communicate over the Internet. A lost remote control unit can easily be barred from use.



Automatic doors

ASSA ABLOY has a world-leading position in automatic doors. There is strong demand for convenience and easier entrance and exit. As customer requirements increase, many store chains and hospitals, for example, are investing in tailored entrance systems that also include service. ASSA ABLOY's broad product range gives the Group a unique abilty to integrate automatic door operation with locking and access control so as to meet customers' demands for simple, convenient security solutions.



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Security solutions for hotels

Modular platforms are used for electromechanical products too. One example of a modular product is the Signature hotel-room lock from VingCard. The application of modular concepts to production allows the customer to combine different components, with different functionality and design, in creating security solutions. The new product simplifies communication between the electromechanical components and makes aftermarket services easier.



Identification and access control

One of ASSA ABLOY's fastest-growing product areas is identification and access control based principally on RFID (Radio-Frequency Identification) technology. One advantage of RFID is that security monitoring and access control take place without physical contact. The need for more secure solutions is further driving the development of 'smart' cards on which personal information about the user can be stored. Service aspects, such as administration of access cards, are growing in importance in identification and access control.

Where there are extra-high demands for security, RFID and personal information can be combined with biometry – for example, fingerprints or iris scans. These products can provide extremely high levels of security. Other techniques that can be applied to raise security include holograms and ultraviolet inks. ASSA ABLOY is also working with the American company CoreStreet to develop a new system for secure identification in electromechanical locks.

ASSA ABLOY is well positioned to claim a share of the growing market for identification and access control.



Security doors

ASSA ABLOY sells security doors mainly on the American market. In the USA there are stringent requirements for emergency evacuation and fire safety, which leads to a powerful demand for security doors and especially steel doors.




EXIT

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The environment and ethics – a global responsibility

Since the Group was created, ASSA ABLOY has based its operations on the four Cornerstones of Vision, Realism, Ethics and Courage. These form the foundation of the Group's present endeavors towards sustainable development. ASSA ABLOY is working systematically to meet its ethical and social responsibilities towards its employees, its shareholders and external bodies.

Risk management

ASSA ABLOY's work on sustainable development is marked by an awareness of risks, but also by efforts to exploit opportunities and create advantages through systematic handling of such issues.

The Group's own analysis reveals three main areas of risk:

- Environmental impact in production.
- Lack of business ethics on many different markets.
- Operations in, and suppliers from, low-cost countries.

ASSA ABLOY is working steadily to reduce risks in various business processes, including production (with focus on the environment), purchasing and acquisitions. It is also addressing ethical and social issues.

Responsibility in the Group

ASSA ABLOY's Board of Directors has the ultimate responsibility for policy in this area, while the CEO is responsible for producing, implementing and monitoring a detailed framework of rules for sustainable development. There is an executive at Head Office with primary responsibility for sustainable development and at least one person with similar responsibility in each division. In each subsidiary, the Managing Director and/or the Human Resources Director is responsible for ethical and social issues and the Environmental Director for environmental issues.

Code of Conduct

To facilitate risk management and the regulation of environmental, ethical and social issues, a code of conduct entitled simply 'Our Code of Conduct' was introduced in 2004. This is based on a combination of ASSA ABLOY's primary policies and international conventions such as the United Nations Declaration of Human Rights and the core conventions of the International Labor Organization. The Code was adopted throughout the organization during 2005 and is one means of bridging the cultural differences in values that can arise. ASSA ABLOY has laid down a universal standard of behavior that all employees should acquaint themselves with.

Vision
- The world leader in safe and secure lock solutions
- Leading in size and thought

Realism
- Develop the core business
- Know your business


Vision
People
make the difference
Realism
Ethics
Collaboration
Courage

Ethics
- High ethical standards
- Trust and respect other people

Courage
- Lead and embrace change
- Innovate

File No. 82-34735

Environmental impact in production

ASSA ABLOY has carried out thorough surveys of all its factories in terms of the external environment, health and safety. An environmental program was subsequently developed, which covers:

- Implementation of environmental management systems meeting ISO 14001 or similar standards in all factories with significant environmental impact by 2006 at latest.
- Review of the use of organic solvents and possible alternatives to them.
- Review of the use of hexavalent chromium and substitution of alternatives. Implementation of the EU's directive on Restriction of Hazardous Substances (RoHS), which forbids the use of hexavalent chromium for passivating certain electronic and electromechanical products.
- Internal audits, including more thorough local risk analyses.
- Health and safety programs.
- Introduction and reporting of key parameters, for example energy consumption, use of solvents, and accident statistics. These parameters were internally reported for the first time in 2005 and will form the basis for setting quantifiable improvement targets.

Ethical and social business issues

In 2005 ASSA ABLOY began a survey of how its local companies manage their ethical and social risks. The aim of the survey is to raise awareness in the organization and to ensure that the Code of Conduct is observed. The results will lay the ground for action plans and indicators for control and monitoring.

Evaluation of suppliers

Since 2004 local activities have been underway to include issues from the Code of Conduct in the Group's system for monitoring its suppliers. A concept of how to evaluate and inspect suppliers now exists. As part of the comprehensive quality control operation for monitoring suppliers, pilot inspections took place in 2005. In addition to actions on suppliers, guidelines for the Group's investments and acquisitions have been prepared.

CODE OF CONDUCT

The Group's Code of Conduct covers the following subjects:

- **Environment, health and safety**
- **Business ethics**
  - Freedom of competition
  - Bribery
  - Accounting and reporting
  - Collaboration with authorities and inquiries
  - Conflicts of interest
- **Human rights and working conditions**
  - Child labor
  - Forced labor
  - Freedom of association
  - Working hours and overtime requirements
  - Discrimination, persecution etc
  - Employees' integrity
  - Alcohol and drugs policies
  - Human rights
- **Consumers' interests**
- **Social responsibility**

Ongoing initiatives

In 2006 the environmental program is being expanded with greater control and more reporting from the divisions. A program of internal audit is also being introduced to ensure that the Code of Conduct is being observed and that ASSA ABLOY's basic needs in sustainable development are being achieved. An action plan for continuous monitoring of the Code of Conduct will be implemented in the Group.

The program for controlling suppliers will be extended in 2006. This means that major suppliers operating in low-cost countries will be inspected by auditors working in the purchasing organization and specially trained for the purpose.

The growing interchange of experience between ASSA ABLOY's companies will strengthen the Group and improve the coordination of its work on sustainable development.



Boom time for the Chinese construction industry

File No. 82-34735



Construction is currently in a phase of expansion. Forecasts indicate that, by 2007, total construction in progress in China will have increased by over 10 percent. Other large Asian cities such as Hong Kong and Singapore are growing and new houses, office blocks and commercial buildings are springing up, even if they are far less high than the 101 floors of the world's tallest building, Taipei 101. Working closely with architects is crucial to ensuring that the right security systems are installed – and such specification work often leads directly to sales success.

File No. 82-34735


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Increased focus on production synergies

CHARACTERISTICS OF THE EMEA DIVISION

- **The division's markets** are strongly diversified, with significant local differences.
- **EMEA comprises** many and varied companies with good knowledge of their local markets.
- **In EMEA's largest markets** there is no clear distinction between products for the residential and the commercial segments.

The EMEA division comprises companies in Europe, the Middle East and Africa. EMEA is the Group's largest division and accounts for 41 percent of total sales. During the year the division achieved an organic growth of 3 percent and an EBIT margin of 14.7 percent. The EMEA division has 12,400 employees, 46 production units and 30 sales companies. The division is organized into eleven geographical market regions. EMEA's management is based in Stockholm, Sweden. The division's largest markets are Scandinavia and France, and the leading companies are Abloy, Assa, Tesa and Vachette.

Local differences

The EMEA division companies operate in a strongly diversified market with significant local differences. Different traditions in the markets of northern Europe, southern Europe, the Middle East and Africa, reinforced by different building standards and different climates, mean that there are many different needs to be met. Consequently there may be substantial differences between the products in demand on each local market. ASSA ABLOY's strength is that its companies have a large installed base of locks in every local market, which leads to good aftermarket sales. ASSA ABLOY has excellent relationships with distributors and good knowledge of local lock standards. The aftermarket accounts for a significant fraction of EMEA's sales. Local brands play an important part in winning such business.

In EMEA's largest markets there is generally no clear distinction between products for the residential segment and products for the commercial segment. Many products currently sell to customers in both segments. An interior door lock for an office will serve equally well in a home. In this respect the European market contrasts with, for example, the American market.

Many Group companies have a broad product range to cater for different local demands and dimensional standards and different door materials such as wood, aluminum, steel and glass. With modification, some of these products can be used in many of EMEA's market regions with the aim of creating more secure, more functional locking solutions. However, this requires increased efforts in certain markets to inform and educate dealers, customers and other interested parties about the advantages of better security solutions.

Report on the year

Demand for ASSA ABLOY's products was generally stable during 2005. The year started weakly with relatively low demand in the first half of the year, but sales improved in the second half of 2005. EMEA saw strongest growth in its markets in Scandinavia, eastern Europe, the Middle East and Africa.

File No. 82-34735

The prices of raw materials, including important metals such as brass and zinc, continued to rise. However, Group companies were largely able to compensate for these cost increases by means of greater cooperation in purchasing and by raising their own prices.

During 2005 EMEA began to unify the Group companies' marketing and sales forces under the main ASSA ABLOY brand name.

The Leverage & Growth action program, whose activities came to an end during the year, has improved ASSA ABLOY's production structure. 'Lean manufacturing' methods are used more and more widely in the division's factories.

Ongoing reductions of the cost base will play a major role in ASSA ABLOY, and experience gained from the Leverage & Growth program will be important in seeing these continuing measures through.

The importance of the electromechanical product segment continues to grow throughout ASSA ABLOY, and in EMEA the segment recorded good growth during the year. One example of this progress was the success of CLIQ, which achieved particularly good sales in Germany. The German market is characterized by a relatively high proportion of large office complexes with security solutions based on masterkey systems. One advantage of CLIQ is simpler key management, which makes it easy to exclude a key from the system. Another is the ability to handle systems with more than 2000 cylinders.

The year saw continued strong competition from low-

EMEA division, Key figures

Income statement	2005 SEK M	2004 SEK M	2005 EUR M	2004 EUR M
Sales, external	11,369	10,747	1,225	1,179
Sales, internal	280	284	30	31
Sales	**11,649**	**11,031**	**1,255**	**1,210**
Organic growth	*3%*	*3%*	*3%*	*3%*
Operating income (EBIT)	**1,707**	**1,586**	**184**	**174**
Operating margin (EBIT)	*14.7%*	*14.4%*	*14.7%*	*14.4%*
Capital employed				
Capital employed	10,151	9,433	1,077	1,046
– of which goodwill	4,709	4,462	499	495
Return on capital employed	*16.6%*	*16.3%*	*16.6%*	*16.3%*
Cash flow				
Operating income (EBIT)	1,707	1,586	184	174
Depreciation	499	529	54	58
Net capital expenditure	–335	–340	–36	–37
Change in working capital	30	51	3	6
Cash flow [1]	**1,901**	**1,826**	**205**	**201**
Average number of employees	12,405	12,774	12,405	12,774

[1] Excluding restructuring payments.







SALES / EBIT [2]


EUR M
EUR M
1,500
1,200
900
600
300
0
200
160
120
80
40
0
2003
2004
2005
Sales, EUR M
EBIT, EUR M

CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED [2]


EUR M
%
1,250
1,000
750
500
250
0
20
16
12
8
4
0
2003
2004
2005
Capital employed, EUR M
Return on capital employed, %

EBIT / CASH FLOW [2]


EUR M
250
200
150
100
50
0
2003
2004
2005
EBIT, EUR M
Cash flow, EUR M[1]

[1] Excluding restructuring payments.
[2] 2003 has not been adjusted for IFRS but amortization of goodwill has been excluded.

File No. 82-34735

cost countries offering simpler products aimed primarily at the residential market. ASSA ABLOY's competitive advantages in this segment are its wide product range, well-known brands, short delivery times and well-developed local distribution network. Group companies are meeting the growing competition by reducing costs and focusing on product-based customer segmentation.

Market regions

Scandinavia continued to make good progress, with a strong demand for ASSA ABLOY's products that was strengthened by good growth in new construction. There was also rising demand from door and window manufacturers and ASSA ABLOY succeeded in winning several major contracts.

The domestic market in Finland remained stable and there were encouraging increases in export sales.

In France the demand for ASSA ABLOY products remained stable. The Group has initiated the amalgamation of the region's sales organizations.

Sales development in Germany and Switzerland was stable. The region has also continued with reorganization and the integration of the Group's German companies into fewer but larger units.

In the United Kingdom, sales developed well during the year, especially in the Do-It-Yourself market.

There was good demand for ASSA ABLOY's products in the Benelux countries. The Group's acquisition of Nemef has strengthened its position among Original Equipment Manufacturers of doors and windows. In Belgium ASSA ABLOY's operations have been concentrated in a single company.

The Italian market remained weak in 2005. ASSA ABLOY's focus in Italy is to improve domestic sales. Restructuring of the Group's Italian companies is continuing, with the transfer of some production to low-cost countries.

Spain experienced good demand on the domestic market in 2005. Consolidation of ASSA ABLOY's production and sales companies has continued.

The Group's companies in eastern Europe showed strong growth during the year. The Group has continued to invest in production plants in Romania and the Czech Republic. Good access to a qualified workforce and high efficiency mean that the plants in eastern Europe have good capacity for future expansion.

ASSA ABLOY has also achieved very good growth in the Middle East. The Group company Mul-T-Lock has continued to increase its market share in Israel and has introduced a number of new products.

Group companies in Africa also exhibited good growth in 2005. ASSA ABLOY acquired Security World in South Africa, a franchise chain of security stores which has been renamed Yale Security Point.

Ongoing initiatives

Unified sales forces

One of EMEA's continuing initiatives is that the market regions should create unified sales forces under the main ASSA ABLOY brand. The sales forces will offer a broader product range with strong local brands backed by products from other parts of the Group.

Cost-efficient production

ASSA ABLOY is focusing on exploiting production synergies between Group companies. Production should be concentrated in fewer factories and part of the production moved to low-cost countries. The remaining factories will manufacture a smaller number of different products but larger volumes of each individual product.

The division is currently engaged in building up a 'Lean team' with the aim of making both production and administration more efficient. The project began in 2005 and will have high priority in the next few years.

Changing the production structure has been given renewed impetus by the growing competition from new players emanating for example from China. However, ASSA ABLOY's products are hard to copy because of the great variation within the product families. In the future standardized components will increasingly be produced in low-cost countries and then assembled and tailored to customers' needs in the various local markets for rapid delivery to customers.

EMEA DIVISION
SALES BY PRODUCT GROUP


Security doors and fittings, 12%
Electromechanical and electronic locks, 15%
Mechanical locks, lock systems and accessories, 73%

KEY PRIORITIES

- **Exploit** production synergies and achieve cost-efficient production through continuing specialization.
- **Unify** the sales organizations under the main ASSA ABLOY brand name.
- **Continue** to develop the specification of major projects.
- **Increase** product development activities.

File No. 82-34735

Specification gaining importance in major projects
In the security industry it is becoming increasingly important to become involved in the building process at an early stage when a new housing development, factory or office complex is to be built. Today's large office and factory buildings have highly complex security requirements, and helping the architects to specify appropriate security solutions gives ASSA ABLOY an advantage later in the sales process.

EMEA is continuing to strengthen the resources devoted to specification, in the form of both skills and systems.

Improved product range
EMEA will increase its efforts to coordinate product development activities. ASSA ABLOY is working actively to make greater use of electromechanics in developing new products with improved functionality for specific application areas. A number of new products will be launched during 2006.

Safe emergency exits for stadium

Bern's new football stadium, Stade de Suisse Wankdorf Bern, was opened in July 2005. The stadium, which seats 40,000, has a roof made from solar panels and is part of a complex that includes a shopping mall, restaurants, offices and a school. It will be one of the official European Championship stadiums during Euro 2008.

It is important to be able to evacuate a stadium safely and quickly when it is packed with spectators. This calls for locking systems that work perfectly even in a panic situation. Two of ASSA ABLOY's Group companies installed all the emergency exit fittings, including push-bar controls. The doors are fitted with electronic solutions and hardware that is designed to resist abuse. All push-bar hardware is surface-mounted, in other words it did not require fitting inside the doors. This reduced the installation costs and was an important factor in the client's choice of products from ASSA ABLOY. Another factor was the wide selection of push-bar controls and the fact that ASSA ABLOY was able to offer complete security-door solutions that included analysis, design and strategy. Following the project in Bern one of ASSA ABLOY's Group companies has been selected to help plan future sports stadiums in Switzerland.




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Achieving continuous improvements

CHARACTERISTICS OF THE AMERICAS DIVISION

- **The division participates** in both the residential and non-residential (institutional, commercial and industrial) segments. The non-residential segment accounts for the greater part of the division's sales.
- **Products for US and Canadian non-residential and residential markets** are clearly differentiated from products for other markets, as are the distribution channels that serve them. Additionally, doors and door frames are major components of solutions offered to non-residential customers.

The Americas division comprises companies in North and South America. Americas is ASSA ABLOY's second-largest division and accounts for 30 percent of total sales. During the year the division had an organic growth of 5 percent and an EBIT margin of 18.3 percent. Its head office is in New Haven, Connecticut, USA. In the USA the division is subdivided into product groups and sales organizations, while geographical organizations serve Canada, Mexico and South America. Americas division has 9,300 employees in 24 production units and 8 sales companies. The major companies in the division include Corbin Russwin, Curries, Emtek, Medeco, Phillips and Sargent.

Report on the year

After allowing for raw material inflation which characterized the construction industry during 2005, the overall non-residential construction markets in the USA and Canada remained steady at similar levels to 2004. During the year there were significant increases in the prices of steel and other raw materials, which in turn led to unavoidable increased prices for ASSA ABLOY Group company products. Sales of residential products continued to grow despite slower growth rates in the US housing market.

The Mexican market showed weak development during the year whereas the Canadian and South American markets remained steady.

Some major activities in 2005 were to consolidate sales forces and to develop specification resources for work in the US market.

Clear distinction between market segments

The North American market differs from the European market in having a clear distinction between products intended for the non-residential segment and products intended for the residential segment. As a result, very few of the division's products are suitable for both markets. The distribution channels serving the two segments are also differentiated.

Another unique characteristic of ASSA ABLOY in the USA and Canada is the manufacturing of non-residential wood and metal doors and related door frames to complement its locking-related hardware and fittings.

The non-residential segment

The non-residential segment, comprising institutional, commercial and industrial end-users, accounts for a very large percentage of the division's sales in the USA and Canada. Typical applications are in public buildings, hospitals, school and college campuses, airports, transport terminals, sports and shopping centers, manufacturing plants and commercial offices. These projects are inherently complex compared to a typical residential building and often include such functional require-

File No. 82-34735

ments as the integration of door security and safety egress. Security and safety standards for these more complex environments are much more demanding and often require more lock functionality than typical residential applications. Due to the changing nature of intricate building, fire and life-safety codes, needs for increasing levels of product functionality, complexity and durability are all significantly higher, and it is increasingly essential that door opening solutions be considered as a whole. Consequently the costs and price levels of these products are commensurately higher.

A total solution from ASSA ABLOY is likely to include a coordinated combination of doors and frames from the Door Group; locks, door controls, exit devices, and access-control products from the Architectural Hardware and Electromechanical Groups; and high-security key system solutions from the High Security and Aftermarket Group.

Significant non-residential projects this past year included the Overture Center in Madison, Wisconsin designed by Cesar Pelli and Associates and the Baptist Medical Center in Jacksonville, Florida.

The residential segment

In 2005 the division's Residential Group continued to achieve strong growth, with sales mostly to the retrofit aftermarket. It is notable that the US residential market is less interested in high-security cylinders and key control than the market in Europe.

Mexico

ASSA ABLOY's companies in Mexico experienced a significant change in order patterns during 2005 mainly due to a major change in laws affecting the taxation of sales and

Americas division, Key figures

Income statement	2005 SEK M	2004 SEK M	2005 USD M	2004 USD M
Sales, external	8,775	8,242	1,177	1,125
Sales, internal	31	28	5	4
Sales	**8,806**	**8,270**	**1,182**	**1,129**
Organic growth	*5%*	*6%*	*5%*	*6%*
Operating income (EBIT)	**1,615**	**1,456**	**217**	**199**
Operating margin (EBIT)	*18.3%*	*17.6%*	*18.3%*	*17.6%*
Capital employed				
Capital employed	8,726	7,303	1,098	1,104
– of which goodwill	5,276	4,324	664	654
Return on capital employed	*19.6%*	*18.2%*	*19.6%*	*18.2%*
Cash flow				
Operating income (EBIT)	1,615	1,456	217	199
Depreciation	230	227	31	31
Net capital expenditure	–114	–195	–15	–27
Change in working capital	24	–76	3	–11
Cash flow [1]	**1,755**	**1,412**	**236**	**192**
Average number of employees	9,251	9,767	9,251	9,767

[1] Excluding restructuring payments.







SALES / EBIT [2]


USD M
USD M
1,200
1,000
800
600
400
200
0
240
200
160
120
80
40
0
2003
2004
2005

Sales, USD M
EBIT, USD M

CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED [2]


USD M
%
1,500
1,250
1,000
750
500
250
0
25
20
15
10
5
0
2003
2004
2005

Capital employed, USD M
Return on capital employed, %

EBIT / CASH FLOW [2]


USD M
250
200
150
100
50
0
2003
2004
2005

EBIT, USD M
Cash flow, USD M[1]

[1] Excluding restructuring paymets.
[2] 2003 has not been adjusted for IFRS but goodwill amortization has been excluded.

File No. 82-34735

inventory that impacted several distribution channels. In addition, competition in the residential market continued to be strong. The outcome was that sales declined during the first months of 2005 and began recovering slowly later in the year following the implementation of new commercial strategies for these changing markets.

The Mexican production facilities continued the ongoing implementation of Lean methods in the factories and in business processes as well as realigning the manufacturing footprint.

Canada

ASSA ABLOY's Canadian operations are directed exclusively at the non-residential market and consist mainly of sales companies. Despite the impact of higher material prices and a construction market that has remained steady for the past two years, the Group companies showed steady development in 2005 and continued streamlining and coordination of all sales and marketing activities in order to offer comprehensive solutions to the market.

South America

The division's operations in South America are centered on manufacture of door locks and hardware in Brazil and Chile. In 2005 there was good domestic and export sales development based on targeted marketing efforts and increased specification activity. Ongoing implementation of Lean production methods, resulting in improved customer satisfaction and substantial collaboration with many other companies across the Americas division, also fueled South American sales growth.

Ongoing initiatives

Offering complete solutions

The division continues to work intensively to offer its non-residential customers complete solutions for their safety and security challenges and thereby provide greater value-added. To achieve this, the Americas division requires precise knowledge of the true needs of both the installer and the end-user. Collaborative efforts through the entire organization, from production profit centers to product development through to marketing and sales, are continuously streamlining business processes so that the companies can put together better integrated solutions to meet complicated functional life-safety and security needs.

Much of the effort in 2005 was concentrated on consolidating the sales forces in both the USA and Canada and on integrating and realigning sales and marketing activities to focus on the selling of complete solutions to meet end-users' needs.

Working closer with the market

Working more closely with the market has been a theme of activities in 2005. From developing the specification process to understanding the complex individual needs of end-users and specific types of building, the division has been able to better support the market and its important distributor partners.

Distributor partners are deeply involved with the Americas division in defining the right products and solutions for given applications and recommending them to the end-user. The distributor often acts as the local consultant, engineer, project manager and installer, with the ultimate objective of making sure that the end-user receives the right product, and that it is installed correctly.

The distributor partners are an integral part of the Americas division's plans, and continued efforts are being devoted to ways of giving them additional support and transferring even more knowledge to their contractor and end-user customers.

Lean processes

In 2005 the move to Lean operations, as already employed in the USA Door Group and Architectural Hardware Group, was extended to most companies across the division and to a wider range of functions. The first implementations of Lean methods were focused on cost-efficient production operations, a profit-center organization and identifying purchasing synergies within the division. These had the effects of streamlining product flows, controlling material costs at a time of rising prices, simplifying decision-making, increasing speed

AMERICAS DIVISION SALES BY PRODUCT GROUP



Security doors and fittings, 35%
Mechanical locks, lock systems and accessories, 58%
Electromechanical and electronic locks, 7%

KEY PRIORITIES

- **Implement** further Lean thinking in all units and business functions.
- **Collaborate more closely** with distribution channels and end-users to identify coordinated marketing initiatives that will sell products and solutions to meet the end-users' needs.
- **Innovate** more targeted end-user-specific integrated solutions.
- **Further educate** the marketplace on the importance of high-security and life-safety solutions.
- **Continue incorporating** emerging new technologies into traditional mechanical door and hardware products.

File No. 82-34735

to market, and improving interaction with the market and the sales force. The Lean philosophy continues to be a major thrust in all the ASSA ABLOY Americas organizations and has now been extended to functions such as product and solutions design as well as many office processes.

Raising technology levels

The trend towards higher technology continued through 2005 with the addition of electromechanical actuators and electronic intelligence to many traditional lock products. Electromechanical products are a rapidly growing segment and form crucial components of most integrated institutional and commercial security systems.

The SARGENT v.N1 Access Control lock and the BioFob proximity credential are two recent examples of technology integration into traditional hardware.

The v.N1 Access Control lock is an integrated device which incorporates an HID proximity reader and key pad into the trim of the electromechanical lock, thus eliminating the need for separate components around the door. The integrated lockset provides Wiegand-technology output to communicate to existing access control systems.

The BioFob is a hand-held biometric credential which contains unique access information and fingerprint identification information for a specific user. The biometric technology verifies that the person using it is indeed the person authorized to do so. After the fingerprint is verified, the BioFob activates the 125kHz HID or Indala signal for presentation to the reader, and thus functions as a standard credential for allowing access to the door opening. Because the biometric device is part of a hand-held credential, it allows existing access control systems to be easily upgraded to a higher level of security while allaying the user's personal-privacy concerns typically associated with biometric databases.

Security and design interwoven at arts center

The Overture Center is a private initiative to promote arts and culture in Madison, Wisconsin, USA. The arts center is currently undergoing modernization under the direction of internationally renowned architect Cesar Pelli. His past work includes the Petronas Towers in Kuala Lumpur and the International Finance Center in China.

ASSA ABLOY has been involved in the modernization project from the outset and has worked closely with the architect to create a secure and practical building. The Overture Center has almost 1,300 doorways. All doors and security solutions were supplied by ASSA ABLOY. The design and acoustics dictated the form of the building, which placed strict demands on ASSA ABLOY's products. All hardware is built into the doors, and to ensure that doors to the halls and stages are as quiet as possible they are opened electronically by push-buttons, a feature that is appreciated by the client. Security was considered right from the start. To prevent unauthorized access backstage or to staff areas, ASSA ABLOY has installed electromechanical locks that require pass cards or the like.

Modernization of the Overture Center will be completed in 2006. The Center will occupy an entire block in Madison and will include several stages, rehearsal premises, a gallery and a lecture hall. The largest venue, Overture Hall, seats 2,250 people. The Overture Center has its roots in the Capitol Theatre, which opened its doors in 1928.



File No. 82-34735


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Increased presence in Asia

CHARACTERISTICS OF THE ASIA PACIFIC DIVISION

- **The division's main sales markets** are Australia, New Zealand and China.
- **Sales to the residential** and commercial segments are approximately equal.
- **Asian markets now account for** about 20 percent of sales and 30 percent of production – some of which goes to ASSA ABLOY's other regions.

The Asia Pacific division comprises companies in Australia, New Zealand, China and elsewhere in Asia and accounts for 8 percent of ASSA ABLOY's total sales. During the year the division achieved an organic growth of 2 percent and an EBIT margin of 11.1 percent. Its head office is located in Hong Kong. The division has 4,300 employees in 9 production units and 8 sales companies. Its largest markets are Australia, New Zealand and China, and the leading companies in the division are ASSA ABLOY Australia, ASSA ABLOY New Zealand, and Guli Security and ASSA ABLOY Wangli in China.

Report on the year

As in the previous year, the residential and non-residential segments each accounted for about half of the division's sales in 2005. The Australian and New Zealand commercial market continued to show good growth. The residential market in Australia was somewhat weaker due to poor residential and retail activity. The division was also affected by the weak US dollar, which reduced the profitability of the division's export business.

Asian sales grew significantly in 2005, primarily due to acquisitions. The trend of moving production from New Zealand and Australia to Asia continued.

Non-residential segment

The division has established strong positions on the institutional and commercial construction market in both Australia and New Zealand. In 2005 efforts have been focused on the specification of projects, increasing knowledge of customer requirements, and modification of products to tailor complete solutions for end-users.

The esthetic design of products has become more and more important to sales success during 2005. The division has made increased use of interior designers and architects who have, for example, worked in the automotive industry (Ford) or worked with distinguished architects such as Sir Norman Foster.

A significant number of new products for the non-residential segment were introduced during 2005, including some that combine traditional door hardware with high-technology products from Global Technologies division. These products are intended for up-market offices and similar commercial buildings, where they provide an attractive appearance without a visible card-reader.

There has also been growing collaboration between Asia Pacific division's specification team and ASSA ABLOY Entrance Systems, which produces automatic doors. This has led to increased sales of Group products in major projects.

Security Merchants, which was acquired in 2004 primarily for its electronic expertise, has been working closely with the division's other companies to upgrade their product offerings. By adding electromechanical products to their portfolios this has enabled Group companies to offer a wider range of products to specifiers.

File No. 82-34735

Residential segment

The residential segment in Australia has been weak during 2005, with decreasing demand partly mitigated by new-product launches. Electromechanical keyless locksets have been successfully launched in Australia and are now also being sold in New Zealand and selected Asian markets. As an alternative to using keys, householders operate exterior door locks with a battery-powered remote device similar to those employed by modern cars.

A designed range of locksets with a choice of levers and knobs and a range of finishes to match modern decor was launched in 2005 and has been equally successful on the market.

ASSA ABLOY New Zealand produces security fittings for residential doors and windows, most of which are sold to Original Equipment Manufacturers. Although total sales rose during 2005, the company's export business was impacted by the weak US dollar. During the year several of the production lines were moved to China. The relocation of production will continue in 2006.

Asia Pacific division, Key figures

Income statement	2005 SEK M	2004 SEK M	2005 AUD M	2004 AUD M
Sales, external	2,019	1,726	356	320
Sales, internal	190	121	33	23
Sales	**2,209**	**1,847**	**389**	**343**
Organic growth	*2%*	*7%*	*2%*	*7%*
Operating income (EBIT)	**245**	**278**	**43**	**52**
Operating margin (EBIT)	*11.1%*	*15.1%*	*11.1%*	*15.1%*
Capital employed				
Capital employed	1,985	1,671	340	324
– of which goodwill	995	818	171	159
Return on capital employed	*12.9%*	*16.8%*	*12.9%*	*16.8%*
Cash flow				
Operating income (EBIT)	245	278	43	52
Depreciation	66	62	12	12
Net capital expenditure	–40	–29	–7	–5
Change in working capital	–12	–43	–2	–8
Cash flow[1]	**259**	**268**	**46**	**51**
Average number of employees	4,352	3,629	4,352	3,626

[1] Excluding restructuring payments.





SALES / EBIT[2]


AUD M
AUD M
400
300
200
100
0
100
75
50
25
0
2003
2004
2005
Sales, AUD M
EBIT, AUD M

CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED[2]


AUD M
%
400
300
200
100
0
20
15
10
5
0
2003
2004
2005
Capital employed, AUD M
Return on capital employed, %

EBIT / CASH FLOW[2]


AUD M
60
50
40
30
20
10
0
2003
2004
2005
EBIT, AUD M
Cash flow, AUD M[1]

[1] Excluding restructuring payments.
[2] 2003 has not been adjusted for IFRS but amortization of goodwill has been excluded.

China

During 2005 the division increased its footprint on the Chinese market by acquiring the majority of Wangli, a leading manufacturer of high-security doors and high-security locks. The combination of the Wangli acquisition and good growth by the established companies Guli and ASSA ABLOY China has resulted in 2005 sales almost double those of 2004. Guli continues to focus primarily on manufacturing products for ASSA ABLOY companies throughout the world. Although the residential segment has slowed as a result of various government initiatives, the growth rate in China remains strong.

The sales organization in China has been restructured with the creation of a separate organization to focus on sales to the residential segment.

Together with Global Technologies division, Asia Pacific division has opened a manufacturing plant to the west of Shanghai. The plant will manufacture products for several of the Group's divisions.

Other Asian markets

The South Korean company BEST Metaline, acquired in February 2005, has been integrated into the division during the year and this has developed sales opportunities in Korea for other Group companies. The company manufactures locks, door fittings and automatic doors, and has a strong position in specifying hardware to architects and construction companies. Efforts to introduce BEST Metaline products on other markets are ongoing.

In its other Asian markets the division's companies are focused mainly on sales of Group products. These markets continued to develop well with the exception of Malaysia, whose economy is in a weak state.

Ongoing initiatives

Moving production to low-cost countries

In 2005 two production units in New Zealand were closed down and their production was moved to Asia. The Australian plant for residential products is currently being restructured and the bulk of this operation will be transferred to Guli in China.

As production moves away from the division's mature markets in Australia and New Zealand, the companies there will concentrate on product development, the promotion of brands and services offering local customization, and sales and marketing of products from throughout the ASSA ABLOY Group.

Developing specification skills and total solutions

Innovation and continuing product development are essential if the Asia Pacific division is to maintain an appealing product range and continue to increase its sales. Another important part of the sales strategy is to continue to develop specification skills, both in the division's own sales force and among the distributors through whom most of the products are sold. ASSA ABLOY Australia has a long tradition of specification expertise, which is being used to train people in other divisions.

The specification market is growing, and the ability to support architects by proposing total security solutions and specifying a building with the relevant security standards can very often lead directly to successful sales. In Asian markets in particular, specification sales are an important route to improving local security standards and thereby specifying higher-value products. The division's growing presence in China has already given it increased influence in establishing higher standards there.

ASIA PACIFIC DIVISION SALES BY PRODUCT GROUP


Security doors and fittings, 28%
Electromechanical and electronic locks, 18%
Mechanical locks, lock systems and accessories, 54%

KEY PRIORITIES

Innovate – in both products and business methodology.

Capture benefits from low-cost production units by relocating manufacture of mature products and increasing production of low-cost products.

Increase sales in Asia relative to Australia / New Zealand.

File No. 82-34735

Adding electromechanical technology

The importance of electromechanical security products continues to grow and there is an ongoing program to add more electromechanical products to the division's product portfolio, and to add electromechanical functionality to many traditional products. The opening of the new production plant west of Shanghai has expanded the range of electromechanical products.

Developing sales in China

The key consideration in acquiring Wangli was to develop distribution on the Chinese market. In addition to its manufacturing facilities, Wangli has an established distribution network that can be built on further.

To develop sales in China, the division's existing Guli company is being divided into a manufacturing operation, serving the Group as a whole, and a sales organization selling products on the home market.

The Asia Pacific division will continue with its present acquisition strategy in China. Another vital challenge in developing its expansion there is the recruitment of competent personnel. The division is continuing to expand its graduate training program for future managers.

Tilting the balance towards Asia

During the year the balance between the Australian and New Zealand markets and the Asian markets has continued to change. A substantial part of the division's production has moved to Asia, and the growth focus continues to be more on the developing markets of Asia. Sales growth in the division will come both organically and through acquisitions, with most future acquisitions taking place in Asia. Ultimately, more than half of all sales are expected to arise in Asia.

Unique security solutions keep Disneyland safe

In September 2005 the world's fifth Disneyland was opened on Lantou Island, Hong Kong. 5.6 million people are expected to visit the park in its first year, and in 2008 the figure is predicted to rise to 10 million visitors a year. The park has four main attractions: Main Street USA, Adventureland, Fantasyland and Tomorrowland, as well as two big hotel complexes with 1,000 rooms in total. Added to this are a host of restaurants and shops. ASSA ABLOY has supplied most of the security products for the amusement park.

The large number of visitors each day places extreme demands on security, and in many cases required the development of dedicated solutions for Disney. Every door at Disneyland has unique products that are tailored to the colour, design and function of the individual door. The equipment installed by ASSA ABLOY included mechanical and electromechanical locks, door closers and emergency exit fittings.

Reliability and specialist knowledge were the deciding factors when Disney chose to work with ASSA ABLOY. The company's well-documented ability to work with a single client but several subcontractors counted for a great deal. During the course of the project ASSA ABLOY worked with architects, main contractors, subcontractors and installers. An additional factor was past experience in coordinating the complex stages from production to installation.

Disneyland in Hong Kong is the biggest project so far for ASSA ABLOY Hong Kong. It involved collaboration between ASSA ABLOY's Asia Pacific, Global Technologies and Americas divisions.



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Innovation drives growth

CHARACTERISTICS OF THE GLOBAL TECHNOLOGIES DIVISION

- **The division's products** are sold primarily to the non-residential segment.
- **The largest markets** are North America and Europe.
- **There are four** specialized business units: ASSA ABLOY HID, ASSA ABLOY Identification Technology (ITG), ASSA ABLOY Entrance Systems* and ASSA ABLOY Hospitality.

Global Technologies is the Group's worldwide organization dedicated to global products and services. Global Technologies accounts for 21 percent of ASSA ABLOY's total sales. During the year the division achieved an organic growth of 10 percent and an EBIT margin of 14.1 percent. Its head office is located in Providence, Rhode Island, USA. Global Technologies has 3,500 employees, 15 production units and 40 sales companies.

Global Technologies' four business units

- ASSA ABLOY HID, which accounted for 24 percent of the division's sales, primarily supplies ID cards, card readers and control panels for authenticating identity. These use various types of identification technology including Radio-Frequency Identification (RFID), magnetic stripes and biometry. The business unit both manufactures and customizes personal ID cards. Its products are sold under well-known brand names such as HID and Indala.
- ASSA ABLOY Identification Technology (ITG), which accounted for 16 percent of the division's sales, produces ID management products based on RFID, such as electronic passports and identity cards and electronic tags for inventory management of industrial products and for marking livestock. The leading brand names in the business unit are Sokymat, ACG and Omnikey.
- ASSA ABLOY Entrance Systems, which accounted for 41 percent of the division's sales, is the world's leading supplier of complete automatic door solutions, sold under well-known brand names such as Besam, EntreMatic and Doorman. These are supported by a full range of aftermarket services.
- ASSA ABLOY Hospitality, which accounted for 19 percent of the division's sales, produces door locking systems and hotel-room safes and serves the hotel and cruise-ship markets under leading global brand names such as VingCard and Elsafe.

Report on the year

ASSA ABLOY HID

This newly formed business unit continued to show strong growth on all major geographical markets. Sales were largely driven by new products resulting from major investments in Research & Development.

The business unit's largest company is HID, which is also the world's largest manufacturer of cards and card-readers for authenticating identity for the security market. HID pioneered the use of RFID for authentication. In 2005, HID's iCLASS line of contactless smart cards and readers continued to expand and now represents the world's second-largest range of readers and cards for authenticating identity. The cards can be used for logical access and to make

*On 1 January 2006 ASSA ABLOY Entrance Systems became a separate division in order to take best advantage of the business opportunities to be found in existing operations and through future acquisitions.

File No. 82-34735

payments as well as for physical access control. For even greater security, iCLASS cards can store digital versions of users' biometric information.

During the year, ASSA ABLOY HID acquired the Canadian company Synercard, which produces software for providing, issuing and managing advanced digital, 'smart' and photo ID cards. The acquisition will assist the rapid growth and penetration of card personalization services, which end-users and issuers of ID and security cards increasingly request.

ASSA ABLOY Identification Technology (ITG)

The business unit achieved strong growth in all major product areas and geographical markets in 2005. Integration of acquired companies specializing in RFID and smart cards resulted in further improvement in margins, despite continued investment in new and existing markets. The fastest-growing market segments are those concerned with RFID, electronic passports and related identification products for international travel, public-transport ticketing and bank services.

The business unit is active in the market for electronic passports, offering a product range that includes both transponders and readers. Worldwide regulations for more secure passports are driving efforts to improve the authenticating process for passports. The market for machine-readable passport systems began to take off in 2005 and the business unit expects significant growth in this segment. During the year ITG won a high-profile contract, in partnership with Philips, from the German government passport agency.

Global Technologies division, Key figures

Income statement	2005 SEK M	2004 SEK M
Sales, external	5,638	4,811
Sales, internal	122	100
Sales	**5,760**	**4,911**
Organic growth	*10%*	*5%*
Operating income (EBIT)	**811**	**632**
Operating margin (EBIT)	*14.1%*	*12.9%*
Capital employed		
Capital employed	6,180	5,322
– of which goodwill	4,736	4,313
Return on capital employed	*14.1%*	*11.8%*
Cash flow		
Operating income (EBIT)	811	632
Depreciation	78	95
Net capital expenditure	–141	–78
Change in working capital	–100	3
Cash flow [1]	**648**	**652**
Average number of employees	3,481	2,925

[1] Excluding restructuring payments.







SALES / EBIT [2]


SEK M
SEK M
6,000
5,000
4,000
3,000
2,000
1,000
0
1,200
1,000
800
600
400
200
0
2003
2004
2005
Sales, SEK M
EBIT, SEK M

CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED [2]


SEK M
%
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
16
14
12
10
8
6
4
2
0
2003
2004
2005
Capital employed, SEK M
Return on capital employed, %

EBIT / CASH FLOW [2]


SEK M
900
800
700
600
500
400
300
200
100
0
2003
2004
2005
EBIT, SEK M
Cash flow, SEK M[1]

[1] Excluding restructuring payments.
[2] 2003 has not been adjusted for IFRS but goodwill amortization has been excluded.

File No. 82-34735

Good growth in the markets for tagging industrial products and livestock benefited Sokymat, although the growth was partly offset by increased government regulations.

2005 also showed good growth for Omnikey's desktop smart-card readers for logical access to computers. The applications include home banking, E-commerce and credit-card payments.

ASSA ABLOY Entrance Systems

The business unit changed its name from Automatic Doors to ASSA ABLOY Entrance Systems during 2005. Sales continued to grow strongly during the year.

In 2004 Besam's US manufacturing was relocated to the Group's production unit in Charlotte, North Carolina. It has generated good improvements in efficiency, allowing faster growth, and the US operations developed well in 2005. Most markets in Europe also generated higher product sales, and margins increased due to continued growth in service sales. ASSA ABLOY Entrance Systems' EntreMatic brand, whose products are targeted at smaller customers via distributors, doubled its sales in 2005.

A new factory in China, operated jointly with the Asia Pacific division, started production in January 2005. The factory will manufacture mainly low-price products for both local and export markets.

The main factory in Landskrona, Sweden, focuses on high-end products, and has improved efficiency by adopting Lean manufacturing processes.

ASSA ABLOY Entrance Systems made several small acquisitions during 2005. The most important was Doorman in the UK, which supplies, installs and services manual and automatic doors and roller shutters throughout the country and has a strong presence in the retail segment.

ASSA ABLOY Hospitality

The new management team focused on improving customer service, reorganizing the sales force, and reducing manufacturing costs and overheads. The business generated strong organic growth with clearly improved results. The travel industry has begun to pick up, which has stimulated building of new hotels, but high fuel costs and the impact of natural disasters on key vacation spots are raising concerns about this being sustained. Continued restructuring of the business unit aims to strengthen competitiveness further.

Sales in 2005 were led by large casino and hotel projects. They included installation of Timelox systems at the new Wynn's Hotel in Las Vegas and VingCard systems at the newly opened Disneyland in Hong Kong. In addition, strong development in China was driven by construction of hotels for the 2008 Olympics and the general good economic climate in the region.

Ongoing initiatives

ASSA ABLOY HID

As customers accelerate their upgrading from old technologies, investment in new products and in sales and marketing resources will continue. The convergence of physical and IT security is helping to drive sales of higher-margin multi-technology ID cards. There is also great potential for adding new technology into traditional mechanical products. One initiative is to focus on embedded technologies.

ASSA ABLOY Identification Technology (ITG)

In its core area of RFID and ID management, ITG expects significant growth from sales of the next generation of products using contactless smart card technology. The business unit will focus on industrial applications and on passports, where RFID may be combined with biometrics.

ITG has a strong growth potential in all segments, both organically and by acquisitions. The business unit continues to evaluate acquisition opportunities to further complement its product offering.

GLOBAL TECHNOLOGIES DIVISION
SALES BY PRODUCT GROUP


Mechanical locks, lock systems and accessories, 1%
Electromechanical and electronic locks, 99%

KEY PRIORITIES

Establish a presence in growing RFID markets by developing new products.

Improve efficiency and lower production costs.

Increase service and maintenance business in ASSA ABLOY Hospitality and ASSA ABLOY Entrance Systems.

Coordinate strategy for key-account management with the Group's other divisions to increase sales of all Global Technologies products.

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ASSA ABLOY Entrance Systems

The business unit will focus on providing customers with integrated solutions combining products and services for entrances. Marketing activities for the EntreMatic brand will be increased. New products are being developed for markets of low penetration or high growth such as eastern Europe and Asia.

ASSA ABLOY Entrance Systems will continue to pursue an active acquisition strategy to expand its geographical presence, enlarge its product portfolio and augment its service operations. Focus on the higher-margin service business will continue, using key-account management to attract major retail, industrial and commercial customers.

ASSA ABLOY Hospitality

ASSA ABLOY Hospitality introduced its new modular Signature product line in November 2005. This will be followed by a number of products to be released over the next year which can be used to upgrade existing hotel security solutions as well in new hotel systems. These include a new check-in system, a 'contactless' RFID lock system and a wireless communications system.

The business unit will focus on its strongest and best-known brands, VingCard and Elsafe. Ongoing restructuring will be directed at reducing manufacturing costs and overheads, streamlining logistics and the supply chain, and developing key-account management. The focus on services will continue.

High stakes and high security

Bellagio, one of Las Vegas's most famous luxury hotel-casinos, opened its newly built Spa Tower at the start of the year. The Spa Tower is a 33-storey hotel complex with 809 rooms, 109 suites and two presidential suites. The extension gives the hotel a total of 4,000 rooms.

The new hotel rooms in the Spa Tower are fitted with hotel locks and safes supplied by ASSA ABLOY. Most of the room locks have infrared communication with a receiver inside the room, providing a cost-effective online alternative to other types of connection. The receiver is linked to a server that allows receptionists and security staff to see if a door has been left ajar. If a staff member loses a pass card it can easily be cancelled without having to physically check locks. Guests can also change rooms without having to be issued with a new card. In addition, the system provides sequential and roaming intruder alarms, low-battery or maintenance-needed notification, an instant staff locator, and electronic event lists with real-time data transfer.

Bellagio chose to work with ASSA ABLOY because this provided access to local sales and support in Las Vegas, a factor that turned out to be decisive. The client was also looking for the features that the online system could offer. Furthermore, Bellagio had good experience from an earlier partnership in 2003, when hotel rooms in the older building were renovated.



File No. 82-34735



Safety is paramount in a child's world



Schools and day nurseries should be safe places to attend. They are second homes for most children if you consider how much time they spend there. But home comforts and safety do not always go together. During school lessons the classroom may be crowded and stressful, and children in nurseries often become very lively.

Security in such places must not be neglected – it must be easy for children, small or large, to get out if an incident occurs. And just the same degree of security should be provided for a small nursery or rural school as for those with the resources of a large city.

Report of the Board of Directors for 2005

The Annual Report of ASSA ABLOY AB (publ.), Corporate identity number 556059-3575, contains the Group's accounts for the financial year 1 January – 31 December 2005. ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user-friendliness.

Important events

New President and CEO

On 1 December 2005 Johan Molin was appointed as the new President and CEO of ASSA ABLOY. From that date he also became a coopted member of the Board of Directors.

On the Board's initiative Bo Dankis left his post as President and CEO on 1 December 2005. He also left ASSA ABLOY's Board. Juan Vargues, Head of ASSA ABLOY Entrance Systems, has been appointed as a new member of the Executive Team.

Sales and earnings

Sales increased during the year to SEK 27,802 M (25,526), with organic growth of 5 percent and acquired growth of 1 percent. Operating income (EBIT) amounted to SEK 4,078 M (3,683). The operating margin was 14.7 percent (14.4). Earnings before tax totaled SEK 3,556 M (3,199).

Operating cash flow increased to SEK 3,702 M (3,439). Earnings per share were SEK 6.97 (6.33).

Strategy

During the year a number of activities were initiated with the aims of increasing efficiency and exploiting synergies within the Group, in line with the strategy defined in 2004. For example, work is in progress to reduce the large number of brands in the Group. Efforts to consolidate, relocate and outsource the Group's production are continuing.

The Leverage & Growth action program

The two-year action program that began in November 2003 was concluded during the year. Savings are expected to amount to SEK 450 M a year from the start of 2006. About SEK 350 M of savings were achieved in 2005.

During the year payments related to the action program amounted to SEK 298 M and the total of employees who have left the Group reached 1,300. The remaining 100 employees affected are expected to have left the Group during the first quarter of 2006.

Acquisitions

BEST Metaline and Doorman Services were consolidated from 1 February 2005. BEST Metaline is active in locks and door fittings in South Korea. Doorman Services is one of Britain's leading door service companies. The two companies together have annual sales of over SEK 200 M. The combined acquisition price including estimated earn-outs was about SEK 150 M. Goodwill and other intangible assets with indefinite life total about SEK 100 M.

On 1 June ASSA ABLOY acquired 70 percent of Wangli, a major supplier of high-security doors and high-security locks in China. The company has built up a comprehensive distribution network in China and holds a leading position in its segment. Annual sales total about SEK 200 M. The acquisition price including estimated earn-outs was about SEK 115 M. Goodwill and other intangible assets with indefinite life total about SEK 100 M.

In addition a number of smaller acquisitions were made during the year. These include the Swedish company Habo Industry, active in locks and fittings for the window and door industry; Security World, a franchise chain of security stores in South Africa; and Tag Technology, a distributor of RFID products in Italy. Some smaller distributors of automatic doors in the USA, Canada and New Zealand were also acquired. Combined sales for all the companies amount to some SEK 200 M a year. The total acquisition price including estimated earn-outs was about SEK 150 M. Goodwill and other intangible assets with indefinite life total about SEK 115 M.

Financing

In the second quarter of the year a refinancing of USD 330 M was arranged in the form of a private placement. The loan consists of five tranches with terms between seven and fifteen years and with both fixed and variable interest rates. After the refinancing, the Group's average loan duration is about three years.

Research and development

ASSA ABLOY's expenditure on research and development during the year amounted to SEK 588 M (500), which is equivalent to 2.1 percent (2.0) of sales. A central function known as Shared Technologies is responsible for the standardization of electronics in ASSA ABLOY's Group-wide common platforms. The goal of standardization is to achieve lower development costs and a shorter development time for new products.

Environmental impact

Four of the ASSA ABLOY Group's subsidiaries in Sweden carry out licensable business activities in accordance with Swedish environmental regulations. The Group's activities liable to license and registration affect the external environment chiefly through the subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB. The companies operate machine shops and foundries and associated surface-coating plants, which have an impact on the external environment through the discharge of water, air and solid waste.

The subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB are actively addressing environmental issues, and are certified in accordance with ISO 14001.

Most units outside Sweden carry out licensable business activities and hold comparable licenses under local legislation.

Accounting principles

From 1 January 2005 ASSA ABLOY has adopted International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). The Parent company's accounts are prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 32 'Preparation of Accounts for Corporate Bodies'. The accounting principles of the Group and the Parent company are described in Note 1 on page 66. The effects of the Group's transition to IFRS are described in Note 38 on page 85.

Outlook

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well, excluding the effects of future restructuring. Long-term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

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ASSA ABLOY AB is a Swedish public company with headquarters in Stockholm, Sweden. The company's governance is based on its own articles of association, the Swedish Companies Act, the rules of the Stockholm Stock Exchange including the Swedish Code of Corporate Governance, and other applicable Swedish and foreign laws and regulations.

ASSA ABLOY's objective is that its activities should generate good long-term returns for its shareholders and other stakeholders. An effective scheme of corporate governance for ASSA ABLOY comprises a number of interacting components, which are described below.


FINANCIAL REPORTING
EXTERNAL AUDITING
DECENTRALIZED ORGANIZATION

Shareholders

The number of shareholders in ASSA ABLOY at year-end was 31,702. ASSA ABLOY's principal shareholders are Investment AB Latour and SäkI (9.5 percent of the capital and 29.7 percent of the votes) and Melker Schörling and companies (4.0 percent of the capital and 11.6 percent of the votes). Foreign shareholders account for 41 percent of the share capital and 28 percent of the votes, while the ten largest shareholders account for 37 percent of the share capital and 57 percent of the votes. Both the total number of shareholders and the proportion of foreign shareholders increased during the year.

Share capital and voting rights

ASSA ABLOY's share capital at year-end amounted to SEK 366 M, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. Each Series A share carries ten votes and each Series B share one vote. All shares give the holders equal rights to the company's assets and earnings.

Share and dividend policy

ASSA ABLOY's Series B share is quoted on the A list of the Stockholm Stock Exchange. The trading lot is 200 shares. ASSA ABLOY's stock-market value at the end of the year amounted to SEK 45,740 M (41,532). The goal of the Board of Directors is that, in the long term, the dividend should correspond to 33–50 percent of earnings after standard tax of 28 percent, but always taking into account ASSA ABLOY's long-term financial requirements.

Annual General Meeting

Shareholders' rights to decide on the affairs of ASSA ABLOY are exercised at the Annual General Meeting. Shareholders who are recorded in the share register on the nominated day and who have notified their intention to attend may take part in the Meeting, either in person or via a proxy.

Decisions at the Annual General Meeting are normally taken by simple majority. However, on certain matters the Swedish Companies Act or ASSA ABLOY's articles of association prescribe that proposals should be supported by a higher proportion of the shares represented or votes cast at the Meeting.

The Annual General Meeting must be held within six months of the end of the company's financial year. Matters considered at the Annual General Meeting include dividends; approval of the income statement and balance sheet; discharge from liability of the Board of Directors and the CEO; the election of Board members, the Chairman of the Board, the Nomination Committee and, where applicable, auditors; and the fixing of remuneration for the Board and auditors.

The 2005 Annual General Meeting

At the 2005 Annual General Meeting Bo Dankis, Carl Douglas, Gustaf Douglas, Georg Ehrnrooth, Per-Olof Eriksson, Lotta Lundén, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg were elected as Board members. Georg Ehrnrooth was additionally elected Chairman of the Board. The Meeting fixed the dividend at SEK 2.60 per share.

The Meeting also decided on the fees payable to the Board and to elected members of the Nomination Committee up to the end of the 2006 Annual General Meeting. If a shareholder represented by one of the members of the Nomination Committee ceases to be among the major shareholders in ASSA ABLOY, the Committee has the right to elect a representative of any of the current major shareholders to take the place of such a member. The same applies if a member of the Nomination Committee ceases to be employed by such a shareholder or for any other reason leaves the Committee before the 2006 Annual General Meeting.

All members of the Board and the company's appointed auditor were present at the Annual General Meeting.

Nomination Committee

The duties of the Nomination Committee are to consider the choice of the Chairman and other members of the Board of Directors, the choice of Auditor, the choice of the Chairman of the Annual General Meeting, questions of remuneration and associated matters. The members of the Nomination Committee before the 2006 Annual General Meeting are Gustaf Douglas, Chairman (Investment AB Latour and SäkI), Staffan Grefbäck (Alecta), Marianne

File No. 82-34735

Nilsson (Robur) and Melker Schörling (Melker Schörling and companies).

As a basis for its proposals to the 2006 Annual General Meeting, the Nomination Committee has carried out an assessment of whether the current Board is appropriately composed for its purpose and is fulfilling the demands placed on the Board by the company's present situation and future objectives. As one factor in this assessment, the Committee has studied the results of the evaluation of the Board's work carried out under the leadership of the Committee's Chairman. Any recruitment of new Board members is based on a profile of requirements laid down by the Committee. The search for new Board members continues throughout the year. The basis of the Committee's proposed choice of auditor is the preparatory work done by the Audit Committee.

Shareholders who wish to put forward proposals to the Nomination Committee can do so by e-mailing nominationcommittee@assaabloy.com. The Committee's proposals are published at the latest in conjunction with the formal notification of the Annual General Meeting.

Board of Directors

In accordance with the Swedish Companies Act, the Board of Directors is responsible for the organization and administration of the Group and for ensuring proper control of bookkeeping, management of assets, financial circumstances etc. The Board decides on the Group's overall goals, strategies and policies and on acquisitions, divestments and investments. The Board approves the Annual Report and Interim Reports, recommends a dividend to the Annual General Meeting and takes decisions about the Group's financial structure and the principles for remunerating the management.

The Board's other duties include:

- continually evaluating the company's operating management and the work of the CEO,
- ensuring that there are effective systems for monitoring and regulating the company's operations and financial position with reference to its stated goals,
- ensuring that the company's external presentation of information is marked by openness and accuracy,
- ensuring that there is satisfactory control of the company's compliance with laws and other regulations applying to the company's operations,
- ensuring that necessary ethical guidelines for the company's conduct are set down.

Working procedures for the Board and instructions for the division of duties between the Board and the CEO are reviewed and set down at least once a year. The Board has also issued written directives specifying how financial reporting to the Board shall be presented, the division of duties between the Board and the CEO, and the circumstances in which the Deputy CEO should stand in for the CEO.

In addition to leading the work of the Board, the Chairman of the Board shall continually monitor the Group's operations and development by means of discussions with the CEO. The Chairman shall consult with the CEO on strategic issues and shall represent the company in matters concerning the ownership structure. The Chairman shall also, when necessary, take part in particularly important external discussions and, in consultation with the CEO, in other matters of especial significance. The Chairman shall ensure that the work of the Board is evaluated each year and that new members of the Board receive appropriate training.

The Board meets at least four times a year. The regular meetings take place in connection with the company's publication of its year-end or quarterly results. At least one of the Board meetings is combined with a visit and an in-depth review of one of the Group's businesses. Extra Board meetings are held when necessary.

The Board has a Remuneration Committee and an Audit Committee. The purpose of these Committees is to make the work of the Board in these areas deeper and more effective and to lay the ground for decision-making. The Committees themselves have no decision-making powers. The members of the Committees are chosen annually at the first Board meeting. Instructions to the Committees are included in the Board's working procedures.

The Board's work during 2005

The Board met eight times during the year. At three of the meetings one Board member was absent. At the others, all members were present.

At the start of the year the strategy for ASSA ABLOY Entrance Systems was discussed. In this context the Board approved the acquisition of Doorman Services, which represents a broadening of the Group's offering in automatic doors. Asia Pacific's management presented the case for investment in Wangli Security Products, which was approved by the Board as an element in the Group's strategy for the Chinese market.

During the spring and summer the Executive Team's action program for some of EMEA's markets was discussed. The Board also reviewed the results of the Leverage & Growth action program, which was concluded during the year. In September the Board made a round trip to the Group companies Urbis in Romania, Sokymat in Switzerland, Nemef in the Netherlands and Ruko in Denmark. The visit to Sokymat's factory in Granges formed the occasion for a consideration of the strategy for ASSA ABLOY Identification Technology.

In the fall, recruitment was put in hand and the decision taken to appoint Johan Molin as the new President and CEO. As well as the new CEO, the Board also approved the appointment of Juan Vargues as a member of the Executive Team during the year. At the last Board meeting of the year, the Executive Team presented its updated plans for the ongoing work of consolidation, restructuring and outsourcing of the Group's production.

File No. 82-34735

Board members elected at the 2005 Annual General Meeting



Georg Ehrnrooth, Chairman
Board member and Chairman of ASSA ABLOY since 1994
Born 1940
Graduate Engineer, Helsinki Technical University, Honorary Doctor of Technology. President of Metra Oyj Abp (now Wärtsilä Oyj Abp) 1991–2000, President of Lohja Oyj Abp 1979–1991, various posts in Wärtsilä Oyj Abp 1965–1979.
Other appointments: Vice Chairman of Rautaruukki Oyj, Board member of Nokia Abp, Sampo Abp, Sandvik AB and Oy Karl Fazer Ab.
Shareholdings (including family and through companies): 251,680 Series B shares.



Melker Schörling, Vice Chairman
Member of the ASSA ABLOY Board since 1994
Born 1947
Master of Business Administration, Gothenburg School of Economics. President and CEO of Skanska AB 1993–1997, President and CEO of Securitas AB 1987–1992, President of Crawford Door 1984–1987, President of Essef Service 1979–1983, Controller at ABB Fläkt 1975–1979, Controller at LM Ericsson, Mexico 1970–1975.
Other appointments: Chairman of Securitas AB and Hexagon AB, Vice Chairman of AarhusKarlshamns AB and Board member of Hennes & Mauritz AB.
Shareholdings (including family and through companies): 5,310,080 Series A shares and 9,297,734 Series B shares.



Carl-Henric Svanberg, Vice Chairman
Member of the ASSA ABLOY Board since 1994
Born 1952
Master of Science, Linköping University and Bachelor of Economics, Uppsala University. President and CEO of Telefonaktiebolaget LM Ericsson since 2003, President and CEO of ASSA ABLOY AB (publ) 1994–2003, various posts including Deputy President of Securitas AB 1986–1994, various posts in the ABB Group 1977–1985.
Other appointments: Board member of Hexagon AB.
Shareholdings (including family and through companies): 3,920,031 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares.



Carl Douglas
Member of the ASSA ABLOY Board since 2004
Born 1965
Bachelor of Arts. Self-employed.
Other appointments: Board member of Securitas AB, Swegon AB and Säkl AB.
Shareholdings (including family and through companies): –



Gustaf Douglas
Member of the ASSA ABLOY Board since 1994
Born 1938
MBA, Harvard Business School. Principal owner of Investment AB Latour and Säkl AB. Self-employed since 1980.
Other appointments: Chairman of Investment AB Latour, Boxholms Skogar AB and Säkl AB, Vice Chairman of Securitas AB, Board member of Moderata Samlingspartiet since 2002.
Shareholdings (including family and through companies): 6,746,425 Series A shares and 19,000,000 Series B shares through Investment AB Latour, and 7,118,818 Series A shares and 2,000,000 Series B shares through Säkl AB.



Per-Olof Eriksson
Member of the ASSA ABLOY Board since 1995
Born 1938
Master of Engineering, Honorary Doctor of Technology. President and CEO of Sandvik AB 1984–1994, various posts in the Sandvik Group 1965–1984.
Other appointments: Chairman of Callans Trä AB and Odlander, Fredriksson & Co, Board member of Senea AB, SSAB Svenskt Stål AB, AB Volvo, Investmentbolaget Öresund and Elkem AS. Member of the Royal Swedish Academy of Engineering Sciences.
Shareholdings (including family and through companies): 10,000 Series B shares.



Lotta Lundén
Member of the ASSA ABLOY Board since 2003
Born 1957
Bachelor of Economics. Founder and partner in Konceptverkstan since 2004, General Manager of Coop Forum Sverige 2002–2003, Head of Purchasing and later President and CEO of Guldfynd/Hallbergs Guld 1999–2001, various posts, mostly in marketing and sales in IKEA both in Sweden and internationally 1980–1991 and 1994–1998.
Other appointments: Board member of JC AB, Bergendahls Gruppen AB, Expanda AB, Exportrådet and Glitter.
Shareholdings (including family and through companies): –

File No. 82-34735



Sven-Christer Nilsson
Member of the ASSA ABLOY Board since 2001
Born 1944
Bachelor of Science, Lund University. President and CEO of Telefonaktiebolaget LM Ericsson 1998–1999, various posts, mainly in marketing and management, in the Ericsson Group 1982–1997.
Other appointments: Chairman of the National Swedish Public Service Broadcasting Foundation (Sveriges Radio AB, Sveriges Television AB and Sveriges Utbildningsradio AB), Chairman of Swedish ICT Research AB and Board member of TeliaSonera AB, CEVA Inc, i3 Micro Technology AB, Innovationsbron AB and Startupfactory B.V.
Shareholdings (including family and through companies): –

Board members appointed by employee organizations

Seppo Liimatainen



Member of the ASSA ABLOY Board since 2003
Born 1950
Employee representative, Federation of Salaried Employees in Industry and Services.
Shareholdings: 2,600 Series B shares and Incentive 2001 convertibles corresponding to 125 Series B shares.



Mats Persson
Member of the ASSA ABLOY Board since 1994
Born 1955
Employee representative, Swedish Metal Workers Union
Shareholdings: –

Deputy members appointed by employee organizations



Rune Hjälm
Member of the ASSA ABLOY Board since 2005
Born 1964
Employee representative, Swedish Metal Workers Union
Shareholdings: –



Per-Edvin Nyström
Member of the ASSA ABLOY Board since 1994
Born 1955
Employee representative, Swedish Metal Workers Union
Shareholdings: 7,727 Series B shares, Incentive 2001 convertibles corresponding to 125 Series B shares and Incentive 2004 convertibles corresponding to 7,800 Series B shares.

Remuneration Committee

The duty of the Remuneration Committee is to survey and discuss, on behalf of the Board, issues concerning the remuneration of the CEO and the Executive Team. The Committee also puts forward proposals for changes in the company's remuneration policy. Subjects covered by this policy include:

- the balance between fixed and variable remuneration and the relationship between performance and remuneration,
- the main terms of bonus and incentive programs,
- the main conditions applying to non-monetary benefits, pensions, periods of notice and severance pay.

The Board is responsible for decisions about the remuneration of the CEO and other senior office-holders and any changes to the company's remuneration policy. The Remuneration Committee consists of Georg Ehrnrooth (Chairman), Melker Schörling and Sven-Christer Nilsson. The Remuneration Committee held two meetings in 2005. At one of the meetings one Committee member was absent. In addition to its normal duties, the Remuneration Committee this year oversaw the implementation of the Group's new pensions policy, which involves a change from defined benefit to defined contribution pension plans. Meetings of the Remuneration Committee are minuted, material for the Board is attached, and an oral report is made at Board meetings.

Audit Committee

The areas of responsibility of the Audit Committee include:

- review of treasury policy,
- control of the company's financial reporting and internal reporting and control systems,
- the scope and evaluation of the external audit,
- legal risks.

The Audit Committee consists of Gustaf Douglas (Chairman), Per-Olof Eriksson and Lotta Lundén. There is an ongoing dialog with the appointed auditor, who also participates in the Committee's meetings. The Audit Committee held three meetings in 2005, at all of which all members were present. In addition to its normal duties, the Committee this year focused especially on preparatory work for the Nomination Committee's proposed choice of auditor at the 2006 Annual General Meeting, and a review of the administration of the Group's pension assets. Meetings of the Audit Committee are minuted, material for the Board is attached, and an oral report is made at Board meetings.

Remuneration of the Board

Remuneration of the Board is in accordance with decisions taken at the Annual General Meeting. The 2005 Annual General Meeting decided that fees paid to the Board should comprise a total sum of SEK 3.6 M (excluding remuneration for Committee work), to be divided between the members as follows: SEK 750,000 to the Chairman, SEK 550,000 to each of the Vice Chairmen and SEK 350,000 to each of the other members who is not employed by the company. In addition, there should be payments to members of the Audit and Remuneration Committees of SEK 100,000 to each of the Chairmen and SEK 50,000 to each of the other members. The Chairman and other Board members have no pension benefits or severance pay agreements. The CEO and the employee representatives do not receive a Director's fee.

FEES TO BOARD MEMBERS IN 2005

SEK thousands	Fees	Social costs	Total
Chairman of the Board	850	–	850
Other Board members (7)	3,150	970	4,120
Total	**4,000**	**970**	**4,970**

Composition of the Board

ASSA ABLOY's Board consists of ten full members – eight elected at the Annual General Meeting and two employee representatives chosen by the trades unions – plus two deputy employee representatives. Bo Dankis left the Board in December. Johan Molin has been a coopted member since 1 December 2005.

The majority of the Board members elected at the Annual General Meeting are independent in relation to the company and the company management. Most of that majority are also independent in relation to the company's major shareholders. One Board member is from Finland; the others are from Sweden. The average age of the Board is 56. One member of the Board is a woman.

INDEPENDENCE OF THE BOARD

Name	Independent in relation to the company and its management	Independent in relation to the company's major shareholders
Georg Ehrnrooth	Yes	Yes
Melker Schörling	Yes	No
Carl-Henric Svanberg	No	Yes
Carl Douglas	Yes	No
Gustaf Douglas	Yes	No
Per-Olof Eriksson	Yes	Yes
Lotta Lundén	Yes	Yes
Sven-Christer Nilsson	Yes	Yes

Operating management and internal control

ASSA ABLOY's business operations are split into divisions. The Executive Team (Group Management) consists of the CEO, the heads of the Group's divisions, the Deputy CEO (who is also Chief Financial Officer) and an Executive Vice President responsible for market and business development. The composition of this group gives a geographical and strategic spread of responsibility designed to ensure short decision-making paths.

Management philosophy

ASSA ABLOY's firm conviction is that people make the company. The Group's management philosophy is based on trust, positive thinking, and respect for local conditions and cultures. The four cornerstones of Vision, Realism, Ethics and Courage play a central role in the Group.

Guidelines and policies

The Group's most important guidelines and policies concern financial control, communication issues, the Group's brands, business ethics, and environmental issues.

Common financial, accounting and investment policies set the frameworks for financial control and monitoring.

ASSA ABLOY's communication policy aims to treat all interested parties in the same way; to present important information at the right time and in the right way; to meet legal requirements; and to observe relevant stock market rules.

Guidelines concerning brands aim to protect and develop the major assets that the Group's brands represent.

ASSA ABLOY has adopted a Code of Conduct that applies to the whole Group. The Code, which is based on a set of internationally accepted conventions, defines the values and guidelines that should govern the Group in matters such as business ethics, rights and privileges.

The environmental policy provides guidance for the Group's environmental work and is based on international standards in this field such as ISO 14001, the UN Global Compact and the OECD's Guidelines.

Decentralized organization with a strong control environment

ASSA ABLOY's organization is strongly decentralized, which is explained by a deliberate strategic choice imposed primarily by the local and fragmented nature of the lock industry, but also to some extent by the fact that the Group was built up in a relatively short period by a large number of acquisitions. Viewed historically, this structure has meant that internal control originated from a strong, centrally based control environment where the integrity, ethical values, expertise and management philosophy of the Executive Team (which achieved high visibility out in the organization) were decisive in forming the basis for other areas of internal control.

ASSA ABLOY's operating structure is designed to create the greatest possible transparency, to facilitate monitoring and to promote the flow of information in different directions through the Group. The Group's smallest component units are 160 so-called benchmarking units, which normally correspond to a legal entity or part of a legal entity. The next level in the operating structure currently consists of 26 business units. Most of these are geographically based but in Global Technologies and parts of Americas the breakdown is based on different types of product group. All business units belong to one of the Group's divisions, which form the next higher level in the Group's structure. At each of these three levels, there is a responsible person and/or a management group who ensures that internal control of financial reporting maintains a satisfactory quality.

Financial reporting and benchmarking

All benchmarking units submit their financial results monthly, reported according to the Group's IFRS accounting principles in the Hyperion Financial Management system. The reports are consolidated and form the basis for quarterly reports and monthly operating reviews at everything from benchmarking-unit to Group level. The operating reviews conform to a long-established structure – Lock-Pack – in which sales, income, cash flow and other key figures and trends are combined and form the basis for analysis and actions by management and controllers at different levels. The benchmarking units are compared and ranked each month in relation to other units in the Group. The ranking is in terms of the most important key figures for the Group. This benchmarking, one of whose effects is to reveal a number of winners in various categories every quarter, provides an effective tool for review and for spreading good ideas and business methods among the Group's companies. The financial reviews take the form both of regular monthly meetings at divisional level – so-called performance reviews – and of more informal analysis. Other important Group-wide components of internal control are the annual business planning and budgeting process, and quarterly forecasts of financial results for the current calendar year.

Group-wide tools for increasing efficiency

As well as the guidelines and policies discussed above, some 20 systems and applications for increasing the efficiency of business operations have been developed centrally. These aids can, and in some cases should, be used by Group companies – for example, for optimizing inventories and for cost control. The tools are intended primarily for operational use, but in many cases also result in general and specific control activities linked to financial reporting being implemented in the business and create increased awareness of the importance of internal control.

The acquisition process

A large part of the ASSA ABLOY Group's historical growth and present size is explained by acquisitions. Acquisition is also an important component of future strategy – mainly with the aim of expanding into new markets and new segments. Against this background ASSA ABLOY has thought it right to establish and refine a special Group-wide acquisition process, which lays down how acquisitions should be handled. The process consists of four phases – strategy, evaluation, execution and integration – and each phase includes various predefined activities, decisions and documentation requirements.

The goodwill and other intangible assets with indefinite useful life resulting from acquisitions are subject to a quarterly simplified valuation test and to an annual detailed in-depth impairment testing.

Group internal control and internal audit functions

In 2005 the Parent company established a department for Management Assurance and Special Assignments.

Its activities during the year included review and coordination of the external audit, and the launch of a project to evaluate the Group's internal control. In 2006 ASSA ABLOY in general and this department in particular will focus further on issues of internal control. One project, known as Control Self Assessments, has been initiated as a method for central recording of internal control combined with support for the subsidiaries' own procedures.

There is currently a limited internal audit within the divisions, whereby the more experienced of the financial staff carry out internal audits in units other than those they are employed in. The audit results are currently reported to divisional management and to the Management Assurance department. In 2006 this operation will be developed: it will become more Group-wide, special internal auditors will be recruited, and the audit results will be reported to the Board's Audit Committee.

Financial objective
ASSA ABLOY's primary financial objective is that return on capital employed should exceed 20 percent. During the acquisition phase of the Group's strategy, substantial amounts of goodwill were added, which have reduced return on capital employed. The Group's stated goal now is to achieve its financial objective by 2008 at the latest.

- Sales should, on average, grow organically at about 5 percent a year over a business cycle.
- The EBIT margin should be improved to 16–17 percent. This should be achieved mainly by exploiting synergies within the Group.
- The long-term positive trend in ASSA ABLOY's operating cash flow should be maintained.
- Capital employed should be maintained at the present absolute level, despite organic growth. Measures to make production more specialized are reducing capital tied up in inventory. Given the potential to increase utilization of current production capacity, capital expenditure can be maintained at today's level – below current depreciation.

The new CEO has initiated a review of future restructuring measures. The results of this review may affect the long-term financial objective.

Risks and risk management
As an international Group with a wide geographic spread, ASSA ABLOY is exposed to a number of business and financial risks. The business risks can be divided into strategic, operational and legal risks. The financial risks are related to exchange rates, interest rates, liquidity, the giving of credit, raw materials and financial instruments. The financial risks and the Group's management of them are described in the section 'Financial risk management' on pages 63–65.

Risk management in ASSA ABLOY aims to identify, control and reduce risks. This work begins with an assessment of the probability of risks occurring and their potential effect on the Group. In the decentralized spirit that marks ASSA ABLOY, and to keep risk analysis and risk management as close as possible to the risks themselves, a large proportion of risk management takes place at division and business-unit level.

Strategic and operational risks

The main risks of these kinds that ASSA ABLOY encounters relate to customers, suppliers, employees, competitors and acquisition situations. Some country-specific risks also arise. Customers and suppliers, and relationships with them, are a matter for continuous local supervision. Customers, suppliers and employees are also covered by the Group's Code of Conduct.

Competitors are subjected to both central and local risk analysis. In recent years low-price competition, mainly from Asia, has increased in some segments. Quality features, total solutions and breadth of product range have become natural responses to reduce such risks.

As regards risks related to acquisitions, the Group follows a standardized, predefined process.

Legal risks

ASSA ABLOY continuously keeps track of likely or enacted changes in the laws of the countries it operates in. From time to time ASSA ABLOY is involved in legal disputes, mainly concerned with such matters as product liability, protection of intangible rights, the environment, and the interpretation of supplier, distribution and employment contracts. Where it is considered necessary, local legal expertise is engaged to deal with these matters. With the aim of charting and controlling legal risks, there is a system of regular Group-wide reporting of outstanding legal matters. This is managed and coordinated by the Group's central legal department.

Many of the legal risks, for example those concerning real estate or questions of liability, are covered by insurance. ASSA ABLOY carries out regular reviews of risks and risk assessment together with insurance-company representatives. At present there are no legal disputes that it is believed could lead to significant costs.

File No. 82-34735

The Executive Team



Back row (left to right): Göran Jansson, Åke Sund, Thanasis Molokotos and Juan Vargues.
Front row (left to right): Joseph J. Grillo, Johan Molin and Geoff Norcott.

Johan Molin
Born 1959
Bachelor of Science in Economics
President and CEO and Head of EMEA division
Employed since 1 December 2005
Shareholdings: 21,900 Series B shares[1].
CEO of Nilfisk-Advance 2001–2005. Various posts mainly in finance and marketing, later divisional head, in the Atlas Copco Group 1983–2001.

Göran Jansson
Born 1958
Graduate Diploma in Business Administration
Deputy CEO and Chief Financial Officer
Employed since 1997
Shareholdings: Incentive 2001 convertibles corresponding to 60,000 Series B shares and Incentive 2004 convertibles corresponding to 171,000 Series B shares.

Joseph J. Grillo
Born 1957
Bachelor of Finance and Economics
Executive Vice President and Head of Global Technologies division
Employed since 2001
Shareholdings: Incentive 2001 convertibles corresponding to 32,500 Series B shares and Incentive 2004 convertibles corresponding to 132,300 Series B shares.

Thanasis Molokotos
Born 1958
Master of Science
Executive Vice President and Head of Americas division
Employed since 1996
Shareholdings: 25,000 Series B shares, Incentive 2001 convertibles corresponding to 55,000 Series B shares and Incentive 2004 convertibles corresponding to 31,100 Series B shares.

Geoff Norcott
Born 1947
Bachelor of Engineering Hons. (Industrial), 1st class
Executive Vice President and Head of Asia Pacific division
Employed since 2000
Shareholdings: Incentive 2001 convertibles corresponding to 60,000 Series B shares and Incentive 2004 convertibles corresponding to 101,200 Series B shares.

Åke Sund
Born 1957
Graduate Diploma in Marketing
Executive Vice President and Head of Market and Business Development
Employed since 1994
Shareholdings: Incentive 2001 convertibles corresponding to 60,000 Series B shares and Incentive 2004 convertibles corresponding to 93,400 Series B shares.

Juan Vargues
Born 1959
Graduate in Mechanical Engineering, Master of Business Administration
Executive Vice President and Head of ASSA ABLOY Entrance Systems division
Employed since 2002
Shareholdings: Incentive 2004 convertibles corresponding to 47,000 Series B shares.

1) Johan Molin acquired an additional 500,000 Series B shares on 17 February 2006.

Remuneration of the Executive Team

Remuneration of the Executive Team consists of fixed salary, variable salary, other benefits, and pensions.

For the CEO, variable salary is based partly on improvement in earnings per share compared with the previous year (75 percent) and partly on organic growth (25 percent). The variable salary is capped at a maximum of three-quarters of fixed salary. For other members of the Executive Team, variable salary is based primarily on improvement in operating income (for their own area of responsibility) compared with the previous year (50 percent), and also on organic growth (25 percent) and a personal target (25 percent). In this case variable salary is capped at two-thirds of fixed salary.

The members of the Executive Team other than the CEO also have the opportunity to receive variable salary based on improvement in earnings per share (67 percent) and organic growth (33 percent). The maximum payment of SEK 2 M per person applies if earnings per share increase by 15 percent compared with the previous year and organic growth reaches 9 percent. One-third of such variable salary is paid the following year, while the other two-thirds is retained for two years and grows at the same rate as the Group's return on capital employed. This residual two-thirds is paid only if, at the end of the period, the person concerned has neither left his job on his own initiative nor been dismissed for breach of contract.

Basic pension arrangements for the CEO and other members of the Executive Team are through participation in the ITP plan or equivalent. In addition, the CEO and certain other senior executives have the right to retire with a pension at the earliest on reaching the age of 60. ASSA ABLOY pays pension contributions amounting to 35 percent of fixed salary to the CEO and pension contributions amounting to about 60 percent of fixed salary to certain other members of the Executive Team. Provided that certain assumptions about the return on pension capital are met, this means that pensions will amount to about 65 percent of fixed salary at the time of retiring for those between the ages of 60 and 65, and about 50 percent of this salary after the age of 65 for the remainder of life.

The CEO has a severance payment agreement providing 100 percent of his fixed salary for 24 months. The payment is made only where the company terminates the contract. Others in the Executive Team are entitled to six months' notice and receive a severance payment of 100 percent of their fixed salary for a maximum of 12 months, which is reduced by any income from employment that may arise.

Bo Dankis ceased to be employed as President and CEO during the year. Under his contract he receives severance pay amounting to 100 percent of his fixed salary for 24 months. During this period the company will also pay pension contributions equal to about 60 percent of his fixed salary.

External audit

The 2002 Annual General Meeting appointed PricewaterhouseCoopers as the company's external auditors for a four-year period up to the 2006 Annual General Meeting. The auditor in charge during this period was Authorized Public Accountant Anders Lundin.

PricewaterhouseCoopers have been the Group's chief auditors since the Group was formed in 1994, and Anders Lundin has been the auditor or the auditor in charge since 1999. As well as ASSA ABLOY, Anders Lundin (born in 1956) is responsible for auditing the following companies: Electrolux, Axis, Bong Ljungdahl, Industrivärden, AarhusKarlshamn and SäkI.

PricewaterhouseCoopers undertake the audit of ASSA ABLOY AB, the Group and a substantial majority of its subsidiaries round the world. The audit of ASSA ABLOY AB also covers the administration by the Board of Directors and the CEO.

The company's auditor attends all meetings of the Audit Committee and also the Board meeting in February, at which he submits his observations and recommendations concerning the Group's annual accounts.

The external audit is carried out in accordance with good auditing practice in Sweden. The auditing of annual financial statements for legal entities outside Sweden is in accordance with legal requirements and other applicable regulations in the countries concerned and with good auditing practice as defined by the International Federation of Accountants (IFAC) for the issue of audit reports for the legal entities. For information about fees paid to auditors in 2005, see Note 3.

REMUNERATION AND OTHER BENEFITS PAID TO THE EXECUTIVE TEAM IN 2005

SEK thousands	Fixed salary	Variable salary	Pension costs	Other benefits	Social costs	Total
Bo Dankis	6,250	2,195	3,950	80	3,500	15,975
Johan Molin	583		187*	15	230	1,015
Other members of the Executive Team (6)	21,000	11,000	7,700	1,500	5,500	46,700
Total	**27,833**	**13,195**	**11,837**	**1,595**	**9,230**	**63,690**

* As part of his employment contract, Johan Molin has received a one-off pension payment of SEK 5 M from the company.

File No. 82-34735

The Swedish Code of Corporate Governance

ASSA ABLOY has adopted the Swedish Code of Corporate Governance, which has formed part of the rules of the Stockholm Stock Exchange since 1 July 2005.

The Code, which is based on self-regulation using the 'comply or explain' principle, deals mainly with the organization and methods of working of a company's Annual General Meeting, Board of Directors and management, and the interaction between the three. The subjects covered include rules for the appointment of the Board and the auditor, the Board's responsibility for internal control, processes for setting the remuneration of the company management, and information about corporate governance.

Deviations from the Code

ASSA ABLOY has chosen to deviate from the following Clauses of the Code:

Clause 2.1.2

A majority of the members of the Nomination Committee should not be members of the Board. Neither the Chairman of the Board nor any other Board member should be Chairman of the Nomination Committee.

Explanation of the deviation: the shareholders currently represented on the Nomination Committee consider that it is important, in the interests of an efficient, ongoing nomination process, that the membership of the Nomination Committee should be limited in number. At the same time the two main shareholders must be represented. This results in an equal number of Board members and external members on the Nomination Committee. A majority of the external members had called for five members, which was adjudged to be too many. The shareholders mentioned above also consider it natural for the representative of the shareholder with the largest number of votes to be Chairman of the Nomination Committee.

Clause 3.6.2

Immediately before signing off the Annual Report, the Board and the CEO should issue a declaration that, to the best of their knowledge, the Annual Report has been prepared in accordance with good accounting practice for quoted companies, that the information presented reflects the facts and that nothing of significant importance is omitted that could affect the picture of the company created by the Annual Report.

Explanation of the deviation: the Board considers that issues of responsibility are comprehensively regulated by the Swedish Companies Act, and that a special statement as proposed by the Code would be superfluous.

Clause 3.7.2

The Board should issue a report annually about how that part of internal control that relates to financial reporting is organized and how well it has functioned during the last financial year. The report should be checked by the company's auditor.

Explanation of the deviation: the Board considers that internal control is an integrated part of corporate governance. No separate statement from the Board about how well internal control has functioned during the financial year need be issued.[1] Nor is any separate audit needed, which means that, overall, there is no reason to issue a separate report about internal control. Instead, ASSA ABLOY has included its report on internal control in this corporate governance report.

Clause 4.2.2

At the Annual General Meeting the Board should present a proposal about the principles of remuneration for the company management and other conditions of employment for approval by the Meeting. The proposal should be placed on the company's website in conjunction with the formal notification of the Annual General Meeting.

Explanation of the deviation: The principles applied in ASSA ABLOY concerning the principles of remuneration and other conditions of employment for the company management are presented at the Annual General Meeting and on the website. According to the Swedish Companies Act it is the Board's duty to make regular decisions on such issues. The Board does not consider that this responsibility should be removed from the Board.

Other requirements of the Code

In all other respects ASSA ABLOY believes that it is meeting the requirements of the Code at the end of 2005, while noting that some of the requirements will apply for the first time at the 2006 Annual General Meeting.

[1] According to the statement of the Swedish Council for Corporate Governance published on 15 December 2005.

File No. 82-34735

- Organic growth for comparable units was 5 percent (5).
- The operating margin (EBIT) was 14.7 percent (14.4).
- Earnings per share amounted to SEK 6.97 (6.33).

Sales

The Group's sales increased to SEK 27,802 M (25,526). Exchange-rate effects affected sales positively by SEK 643 M compared with 2004.

CHANGES IN SALES

%	2005	2004
Acquired growth	1	5
Organic growth	5	5
Currency effects	3	–4
Total	**9**	**6**

In local currencies, sales increased by 6 percent (10). Of this, organic growth by comparable units accounted for 5 percent (5), while acquired units made a positive contribution of 1 percent (5).

SALES BY PRODUCT GROUP

%	2005	2004
Mechanical locks, lock systems and accessories	53	53
Electromechanical and electronic locks	29	27
Security doors and fittings	18	20

Mechanical locks, lock systems and accessories accounted for 53 percent (53) of sales. Sales of electromechanical and electronic locks rose to 29 percent (27), while sales of security doors and fittings fell to 18 percent (20).

Cost structure

Total remuneration costs including social costs and pension costs amounted to SEK 9,260 M (8,899), which represents 33 percent (35) of sales. The average number of employees was 29,578 (29,160).

The average number of employees in the Parent company was 74 (52).

The Group's material costs totaled SEK 8,059 M (7,162), which represents 29 percent (28) of sales. The rise was mainly due to the increased costs of metals such as steel and brass.

Other purchasing costs totaled SEK 5,557 M (4,888), which represents 20 percent (19) of sales.

Depreciation and write-down of fixed assets amounted to SEK 884 M (924), which represents 3 percent (4) of sales.

Operating income

Operating income (EBIT) amounted to SEK 4,078 M (3,683) after positive currency effects of SEK 97 M. The operating margin was 14.7 percent (14.4).

Operating income before depreciation (EBITDA) amounted to SEK 4,960 M (4,606). The corresponding margin was 17.8 percent (18.0).

Income before tax

Income before tax totaled SEK 3,556 M (3,199). This represents an increase of 11 percent compared with the previous year, with positive currency effects of SEK 73 M. Financial items amounted to SEK –522M (–484). The increase is due to higher interest rates mainly on borrowing in USD. Profit margin – defined as income before tax in relation to sales – amounted to 12.8 percent (12.5).

The Parent company's income before tax amounted to SEK 728 M (3,876).

Tax

The Group's tax charge totaled SEK 943 M (843), which corresponds to an effective tax rate of 27 percent (26).

Earnings per share

Earnings per share amounted to SEK 6.97 (6.33), which represents an increase of 10 percent.

File No. 82-34735

	GROUP				PARENT COMPANY			
	Note	EUR M[1] 2005	SEK M 2005	SEK M 2004	Note	EUR M[1] 2005	SEK M 2005	SEK M 2004
Sales	2	2,996	27,802	25,526		–	–	–
Cost of goods sold		–1,779	–16,508	–15,221		–	–	–
Gross income		**1,217**	**11,294**	**10,305**		**–**	**–**	**–**
Selling expenses		–526	–4,883	–4,272		–	–	–
Administrative expenses	3	–192	–1,781	–1,883	3, 6, 8, 9	–34	–313	–331
R&D costs		–63	–588	–500		–2	–21	–
Other operating income and expenses	4	3	28	24	4	81	749	580
Share of earnings in associates	5	1	8	8		–	–	–
Operating income	6–10	**440**	**4,078**	**3,683**	10	**45**	**415**	**249**
Financial income	11	5	51	164	11	94	867	4,550
Financial expenses	10, 12	–61	–573	–648	10, 12	–60	–554	–923
Income before tax		**384**	**3,556**	**3,199**		**79**	**728**	**3,876**
Tax on income	13	–102	–943	–843	13	–1	–13	–7
Net income		**282**	**2,613**	**2,356**		**78**	**715**	**3,869**
Allocation of net income:								
Shareholders in ASSA ABLOY AB		281	2,608	2,349				
Minority interests		1	5	7				
Earnings per share								
before dilution, SEK	14		7.13	6.42				
after dilution, SEK	14		6.97	6.33				

[1] Average EUR/SEK rate = 9.28. Used for conversion from SEK to EUR above.

ASSA ABLOY is organized into three geographical divisions and one product division. The geographical divisions, EMEA (Europe, Middle East and Africa), Americas (North and South America) and Asia Pacific (Asia, Australia and New Zealand), consist of a number of local lock companies which are active mainly on a local market. The product division, Global Technologies, comprises ASSA ABLOY Entrance Systems, ASSA ABLOY Hospitality, ASSA ABLOY Identification Technology and ASSA ABLOY HID, all of which serve a global market. Functions common to the whole Group appear in the column headed 'Other' in the table.

From 1 January 2006 ASSA ABLOY Entrance Systems has become a separate division.

EMEA

Sales totaled EUR 1,255 M (1,210), with organic growth of 3 percent. Operating income amounted to EUR 184 M (174), with an operating margin (EBIT) of 14.7 percent (14.4). Return on capital employed amounted to 16.6 percent (16.3). Operating cash flow before interest paid amounted to EUR 205 M (201).

EMEA made stable progress over the year as a whole, with good sales performance in Scandinavia and Britain in particular. Growth markets in eastern Europe, the Middle East and Africa are continuing to develop well. Other European markets showed stable sales overall. The structural changes in the division affected results positively but were offset by higher selling costs.

Americas

Sales totaled USD 1,182 M (1,129), with organic growth of 5 percent. Operating income amounted to USD 217 M (199), with an operating margin (EBIT) of 18.3 percent (17.6). Return on capital employed amounted to 19.6 percent (18.2). Operating cash flow before interest paid amounted to USD 236 M (192).

Americas' good performance was due to improved demand in the USA, specifically in the important commercial segment. The Architectural Hardware Group, which represents about 40 percent of Americas' sales, showed an improved sales trend and continued to improve its profitability. The Door Group showed strong growth, due

	EMEA[1] EUR M		Americas[2] USD M		Asia Pacific[3] AUD M		Global Technologies[4] SEK M		Other SEK M		Total SEK M	
Local currency	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Sales, external	1,225	1,179	1,177	1,125	356	320	5,638	4,811			27,802	25,526
Sales, internal	30	31	5	4	33	23	122	100	–622	–533		
Sales	**1,255**	**1,210**	**1,182**	**1,129**	**389**	**343**	**5,760**	**4,911**	**–622**	**–533**	**27,802**	**25,526**
Organic growth	*3%*	*3%*	*5%*	*6%*	*2%*	*7%*	*10%*	*5%*			*5%*	*5%*
Share of earnings in associates	0	0	1	1	–	0	–	–	–	–	8	8
Operating income (EBIT)	**184**	**174**	**217**	**199**	**43**	**52**	**811**	**632**	**–300**	**–269**	**4,078**	**3,683**
Operating margin (EBIT)	*14.7%*	*14.4%*	*18.3%*	*17.6%*	*11.1%*	*15.1%*	*14.1%*	*12.9%*			*14.7%*	*14.4%*
Net financial items											–522	–484
Tax on income											–943	–843
Net income											**2,613**	**2,356**
Capital employed	1,077	1,046	1,098	1 104	340	324	6,180	5,322	–389	–268	26,653	23,461
– of which, goodwill	499	495	664	654	171	159	4,736	4,313	–	–	15,716	13,917
Return on capital employed	*16.6%*	*16.3%*	*19.6%*	*18.2%*	*12.9%*	*16.8%*	*14.1%*	*11.8%*			*15.9%*	*15.3%*
Assets	1,417	1,424	1,341	1,264	417	388	9,104	6,431	–1,862	475	33,692	30,117
– of which, shares in associates	4	4	0	0	–	0	–	–	–	–	37	36
Liabilities	340	376	243	160	77	64	2,924	1,108	10,767	12,977	19,279	18,864
Operating income (EBIT)	184	174	217	199	43	52	811	632	–300	–269	4,078	3,683
Depreciation / amortization	54	58	31	31	12	12	78	95	9	10	882	923
Investments in fixed assets	–42	–49	–17	–36	–20	–13	–187	–104	–57	–24	–871	–894
Sales of fixed assets	6	12	2	9	13	8	46	26	20	16	204	244
Change in working capital	3	6	3	–11	–2	–8	–100	3	–52	53	–110	–12
Cash flow[5]	**205**	**201**	**236**	**192**	**46**	**51**	**648**	**652**			**4,183**	**3,944**
Adjustment for non-cash items									–26	–16	–26	–16
Paid and received interest									–455	–489	–455	–489
Operating cash flow[5]											**3,702**	**3,439**
Acquisitions of shares in companies	–3	–78	–	–	–27	–18	–195	–62	–1	–13	–384	–917
Disposals of shares in companies	–	–	–	8	–	–	–	–	–	–	–	62
Average number of employees	12, 405	12,774	9,251	9,767	4,352	3,629	3,481	2,925	89	65	29,578	29,160

1 Europe, Middle East and Africa.
2 North and South America.
3 Asia, Australia and New Zealand.
4 ASSA ABLOY Entrance Systems, ASSA ABLOY Hospitality, ASSA ABLOY Identification Technology and ASSA ABLOY HID.
5 Excluding restructuring payments.

File No. 82-34735

largely to price rises resulting from the increased cost of steel. The Residential Group showed strong growth and profitability. Other units are showing weaker performance.

Asia Pacific

Sales totaled AUD 389 M (343), with organic growth of 2 percent. Operating income amounted to AUD 43 M (52), with an operating margin (EBIT) of 11.1 percent (15.1). Return on capital employed amounted to 12.9 percent (16.8). Operating cash flow before interest paid amounted to AUD 46 M (51).

During the year Australia performed well in the commercial segment but the performance of the residential segment in Australia and New Zealand is a burden on the whole division. Restructuring costs and dilution by acquired units were the main factors in the division's reduced margin. Sales in Asia were good. The acquisitions of BEST Metaline in South Korea and Wangli in China strengthen the division's position on these important growth markets.

Global Technologies

Sales totaled SEK 5,760 M (4,911), with organic growth of 10 percent. Operating income amounted to SEK 811 M (632), with an operating margin (EBIT) of 14.1 percent (12.9). Return on capital employed amounted to 14.1 percent (11.8). Operating cash flow before interest paid amounted to SEK 648 M (652).

Global Technologies is performing well, with strong sales growth and a rising margin.

ASSA ABLOY Entrance Systems achieved good sales growth during the year, especially in the service sector, which improved its market position in both Europe and the USA.

The market for ASSA ABLOY Hospitality developed well during the year. Profitability improved in line with growing sales and ongoing restructuring.

ASSA ABLOY Identification Technology is showing strong sales growth for a variety of product applications based on RFID technology.

ASSA ABLOY HID performed well, especially in North America, with strong growth and high margins.

	EMEA[1]		Americas[2]		Asia Pacific[3]		Global Technologies[4]		Other		Total	
SEKM	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Sales, external	11,369	10,747	8,775	8,242	2,019	1,726	5,638	4,811			27,802	25,526
Sales, internal	280	284	31	28	190	121	122	100	–622	–533		
Sales	**11,649**	**11,031**	**8,806**	**8,270**	**2,209**	**1,847**	**5,760**	**4,911**	**–622**	**–533**	**27,802**	**25,526**
Organic growth	*3%*	*3%*	*5%*	*6%*	*2%*	*7%*	*10%*	*5%*			*5%*	*5%*
Share of earnings in associates	4	4	4	4	–	0	–	–	–	–	8	8
Operating income (EBIT)	**1,707**	**1,586**	**1,615**	**1,456**	**245**	**278**	**811**	**632**	**–300**	**–269**	**4,078**	**3,683**
Operating margin (EBIT	14.7%	14.4%	18.3%	17.6%	11.1%	15.1%	14.1%	12.9%			14.7%	14.4%
Net financial items											–522	–484
Tax on income											–943	–843
Net income											**2,613**	**2,356**
Capital employed	10,151	9,433	8,726	7,303	1,985	1,671	6,180	5,322	–389	–268	26,653	23,461
– of which, goodwill	4,709	4,462	5,276	4,324	995	818	4,736	4,313	–	–	15,716	13,917
Return on capital employed	*16.6%*	*16.3%*	*19.6%*	*18.2%*	*12.9%*	*16.8%*	*14.1%*	*11.8%*			*15.9%*	*15.3%*
Assets	13,360	12,850	10,657	8,360	2,432	2,001	9,104	6,431	–1,862	475	33,692	30,117
– of which, shares in associates	34	33	2	2	–	1	–	–	–	–	37	36
Liabilities	3,209	3,393	1,931	1,055	447	331	2,924	1,108	10,767	12,977	19,279	18,864
Operating income (EBIT)	1,707	1,586	1,615	1,456	245	278	811	632	–300	–269	4,078	3,683
Depreciation / amortization	499	529	230	227	66	62	78	95	9	10	882	923
Investments in fixed assets	–390	–436	–126	–263	–111	–67	–187	–104	–57	–24	–871	–894
Sales of fixed assets	55	96	12	68	71	38	46	26	20	16	204	244
Change in working capital	30	51	24	–76	–12	–43	–100	3	–52	53	–110	–12
Cash flow [5]	**1,901**	**1,826**	**1,755**	**1,412**	**259**	**268**	**648**	**652**			**4,183**	**3,944**
Adjustment for non-cash items									–26	–16	–26	–16
Paid and received interest									–455	–489	–455	–489
Operating cash flow [5]											**3,702**	**3,439**
Acquisitions of shares in companies	–30	–707	–	–	–158	–135	–195	–62	–1	–13	–384	–917
Disposals of shares in companies	–	–	–	62	–	–	–	–	–	–	–	62
Average number of employees	12,405	12,774	9,251	9,767	4,352	3,629	3,481	2,925	89	65	29,578	29,160

[1] Europe, Middle East and Africa.
[2] North and South America.
[3] Asia, Australia and New Zealand.
[4] ASSA ABLOY Entrance Systems, ASSA ABLOY Hospitality, ASSA ABLOY Identification Technology and ASSA ABLOY HID.
[5] Excluding restructuring payments.

- Capital employed amounted to SEK 26,653 M (23,461).
- Net debt rose to SEK 12,240 M (12,208).
- Net debt / equity ratio was 0.85 (1.09).

SEK M	2005	2004
Capital employed	26,653	23,461
– of which, goodwill	15,716	13,917
Net debt	12,240	12,208
Minority interests	71	27
Shareholders' equity	14,342	11,226

Capital employed

Capital employed in the Group – defined as total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liabilities – amounted to SEK 26,653 M (23,461). The return on capital employed was 15.9 percent (15.3).

Intangible assets amounted to SEK 16,078 M (14,138). The change is explained mainly by changes in exchange rates. During the year goodwill of SEK 249 M arose from acquisitions. A valuation model based on discounted future cash flow is used for impairment testing of goodwill and other intangible assets with indefinite life. No write-down took place this year. Tangible assets amounted to SEK 5,702 M (5,279). Investments in tangible and intangible assets, less sales of tangible and intangible assets, totaled SEK 667 M (650). Depreciation according to plan amounted to SEK 882 M (923).

Deferred tax receivables amounted to SEK 1,349 M (1,488). The reduction is due principally to increased payments into pension funds and claimed deductions for tax-deductible goodwill.

Accounts receivable totaled SEK 4,818 M (4,146) and inventories totaled SEK 3,679 M (3,135). The average collection period for accounts receivable was 56 days (53). Material throughput time averaged 108 days (109). The Group has been making long-term systematic efforts to reduce capital tied up in inventory.

Net debt

Net debt amounted to SEK 12,240 M (12,208), of which pension obligations accounted for SEK 1,634 M (1,677). Net debt was reduced by the strong operating cash flow but increased to a comparable extent by changed exchange rates, dividends to shareholders and acquisitions.

External financing

The Group's long-term loan financing consists mainly of a Private Placement program in the USA amounting to USD 330 M (–). The Group's short-term loan financing consists mainly of an EMTN program for a maximum of EUR 1,500 M (1,500), a global Commercial Paper program for a maximum of USD 1,000 M (1,000) and a Swedish Commercial Paper program for SEK 5,000 M (5,000).

There are also substantial credit facilities, chiefly in the form of a Multi-Currency Revolving Credit (MCRF) agreement for a maximum of EUR 1,000 M (1,000), which at year-end was not being utilized at all.

At year-end the Private Placement was being utilized for SEK 2,625 M, the EMTN program for SEK 2,829 M, the global Commercial Paper program for SEK 1,302 M, and the Swedish Commercial Paper program for SEK 399 M. The interest coverage ratio, defined as income before tax, plus net interest, divided by net interest, amounted to 8.2 (7.6).

Periods for fixed-interest-rate borrowings are generally short, averaging 16 months at the end of the year. This is partly because Group revenues largely follow economic trends in each country, and partly due to a strong cash flow.

Cash and cash equivalents amounted to SEK 958 M (1,017). Cash and cash equivalents are invested in banks with high credit ratings.

Equity

Equity in the Group totaled SEK 14,413 M (11,253) at year-end. The return on shareholders' equity amounted to 18.1 percent (20.0). The equity ratio was 42.8 percent (37.4). The net debt / equity ratio, defined as net debt divided by shareholders' equity, was 0.85 (1.09).

Balance sheets

	GROUP				PARENT COMPANY			
	Note	EUR M[1] 2005	SEK M 2005	SEK M 2004	Note	EUR M[1] 2005	SEK M 2005	SEK M 2004
ASSETS								
Non-current assets								
Intangible assets	15	1,705	16,078	14,138	15	4	36	7
Tangible assets	16	605	5,702	5,279	16	1	10	8
Shares in subsidiaries		–	–	–	17	1,294	12,202	25,497
Shares in associates	18	4	37	36		–	–	–
Receivables from subsidiaries		–	–	–		235	2,216	2,216
Other long-term financial assets	20	18	171	130	20	7	67	67
Deferred tax receivables	19	143	1,349	1,488		–	–	–
Total non-current assets		**2,475**	**23,337**	**21,071**		**1,541**	**14,531**	**27,795**
Current assets								
Inventories	21	390	3,679	3,135		–	–	–
Accounts receivable	22	511	4,818	4,146		–	–	–
Receivables from subsidiaries		–	–	–		1,989	18,758	5,105
Current tax receivables		13	129	172		–	–	–
Other short-term receivables		36	344	266		2	15	45
Prepaid expenses and accrued income		39	365	266		4	41	53
Derivative financial instruments	23	5	43	–		–	–	–
Short-term investments		2	19	44		–	–	–
Cash and cash equivalents	24	102	958	1,017	24	88	833	4
Total current assets		**1,098**	**10,355**	**9,046**		**2,083**	**19,647**	**5,207**
TOTAL ASSETS		**3,573**	**33,692**	**30,117**		**3,624**	**34,178**	**33,002**
Assets pledged	25	7	70	43		None	None	None
EQUITY AND LIABILITIES								
Equity (Group / Parent company)[2]					26			
Parent company's shareholders								
Share capital	27	39	366	366	27	39	366	366
Other contributed capital / Reserve fund		942	8,887	8,887		944	8,905	645
Reserves / Premium reserve	28	113	1,061	–479		–	–	8,260
Retained earnings incl. / excl. net income		427	4,028	2,452		519	4,892	2,014
Net income in Parent company		–	–	–		76	715	3 869
		1,521	**14,342**	**11,226**		**1,578**	**14,878**	**15,154**
Minority interests		*7*	*71*	*27*		–	–	–
Total equity		**1,528**	**14,413**	**11,253**		**1,578**	**14,878**	**15,154**
Non-current liabilities								
Long-term loans	25	295	2,783	4,225		–	–	3,104
Convertible debenture loans	25	100	943	1,804	25	100	943	1,804
Long-term loans to subsidiaries		–	–	–		235	2,216	2,216
Deferred tax liabilities	19	16	153	245		–	–	–
Pension obligations	29	173	1,634	1,677	29	–	–	–
Other long-term provisions	30	9	88	93		–	–	–
Other long-term liabilities		17	156	68		–	–	–
Total non-current liabilities		**610**	**5,757**	**8,112**		**335**	**3,159**	**7,124**
Current liabilities								
Short-term loans	25	739	6,966	5,594	25	407	3,842	507
Convertible debenture loans	25	100	943	–	25	100	943	–
Derivative financial instruments	23	6	54	–		–	–	–
Accounts payable		207	1,949	1,521		2	19	22
Short-term liabilities to subsidiaries		–	–	–		1,192	11,241	10,108
Current tax liabilities		21	196	304		1	13	12
Short-term provisions	30	36	344	586		–	–	–
Other short-term liabilities	31	70	657	677		1	5	11
Accrued expenses and prepaid income	32	256	2,413	2,070	32	8	78	64
Total current liabilities		**1,435**	**13,522**	**10,752**		**1,711**	**16,141**	**10,724**
TOTAL EQUITY AND LIABILITIES		**3,573**	**33,692**	**30,117**		**3,624**	**34,178**	**33,002**
Contingent liabilities	33	111	1,050	817	33	1,070	10,088	7,393

[1] Closing-day EUR/SEK rate used for conversion from SEK to EUR above = 9.43.

[2] Restricted equity: share capital, reserve fund and premium reserve. Unrestricted equity: retained earnings and net income.

- Operating cash flow amounted to SEK 3,702 M (3,439).
- Net capital expenditure amounted to SEK 667 M (650).

Operating cash flow

SEK M	2005	2004
Operating income (EBIT)	4,078	3,683
Depreciation / amortization	882	923
Net capital expenditure	-667	-650
Change in working capital	-110	-12
Paid and received interest	-455	-489
Adjustment for non-cash items	-26	-16
Operating cash flow	**3,702**	**3,439**
Operating cash flow / Income before tax	1.04	1.08

The Group's operating cash flow amounted to SEK 3,702 M (3,439), equivalent to 104 percent (108) of income before tax.

The Parent company's cash flow amounted to SEK 829 M (–648).

Net capital expenditure

Direct net capital expenditure on tangible and intangible fixed assets totaled SEK 667 M (650), equivalent to 76 percent (70) of depreciation / amortization of tangible and intangible fixed assets falling due during the financial year. The low level of capital expenditure is explained principally by the Group's long-term efforts to optimize capital expenditure.

Change in working capital

SEK M	2005	2004
Inventories	–108	–79
Accounts receivable	–95	–135
Accounts payable	215	95
Other working capital	–122	107
Change in working capital	**–110**	**–12**

Efforts to reduce the Group's average material throughput times in its inventories are continuing. During the year rising material prices and increased volumes have increased the capital tied up in inventories, which burdened cash flow by SEK –108 M (–79). The average material throughput time is now 108 days (109). The increased capital tied up in accounts receivable is chiefly due to stronger sales.

Relationship between cash flow from operating activities and operating cash flow

SEK M	2005	2004
Cash flow from operating activities	3,450	3,339
Net capital expenditure	–667	–650
Tax paid	919	750
Operating cash flow	**3,702**	**3,439**

Company acquisitions

Total outlay on company acquisitions amounted to SEK 422 M (804). Acquired net debt totaled SEK –10 M (–30). Acquisitions made during the year were financed by internally generated cash flow.

Change in net debt

Net debt was reduced by the strong operating cash flow but increased to a comparable extent by changed exchange rates, dividends to shareholders and acquisitions.

SEK M	2005	2004
Net debt at 1 January	**12,208**	**13,454**
IFRS adjustment (IAS 39)	77	–
Operating cash flow	–3,702	–3,439
Restructuring payments	298	321
Tax paid	919	750
Acquisitions	413	929
Dividend	951	457
Translation differences	1,076	–264
Net debt at 31 December	**12,240**	**12,208**

File No. 82-34735

	GROUP				PARENT COMPANY			
	Note	EUR M[1] 2005	SEK M 2005	SEK M 2004	Note	EUR M[1] 2005	SEK M 2005	SEK M 2004
OPERATING ACTIVITIES								
Operating income		440	4,078	3,683		45	415	249
Depreciation and amortization	8	95	882	923	8	1	6	3
Non-cash items	37	–3	–26	–16		–	–	–
Cash flow before interest and tax		**532**	**4,934**	**4,590**		**46**	**421**	**252**
Paid and received interest	37	–49	–455	–489		2	18	–187
Dividends received		–	–	–		1,487	13,802	3,322
Tax paid on income		–99	–919	–750		–	–1	–
Cash flow before changes in working capital		**384**	**3,560**	**3,351**		**1,536**	**14,240**	**3,387**
Changes in working capital	37	–12	–110	–12		–15	–133	91
Cash flow from operating activities		**372**	**3,450**	**3,339**		**1,520**	**14,107**	**3,478**
INVESTING ACTIVITIES								
Investments in tangible and intangible assets	37	–87	–805	–842		–5	–45	–8
Sales of tangible and intangible assets	37	15	138	192		2	18	1
Investments in subsidiaries	37	–41	–384	–904		–15	–142	–14,456
Reduction of equity in subsidiaries		–	–	–		–	–	8,348
Sales of shares in subsidiaries		–	–	62		24	222	4,996
Investments in associates	37	0	2	–		–	–	–
Other investments	37	0	–3	–13		–	–	–5
Cash flow from investing activities		**–113**	**–1,052**	**–1,505**		**6**	**53**	**–1,124**
FINANCING ACTIVITIES								
Dividends		–104	–951	–457		–102	–951	–457
Net cash effect of changes in borrowings		–147	–1,374	–1,277		–1,335	–12,380	–2,545
Cash flow from financing activities		**–251**	**–2,325**	**–1,734**		**–1,437**	**–13,331**	**–3,002**
CASH FLOW		**8**	**73**	**100**		**88**	**829**	**–648**
CASH AND CASH EQUIVALENTS[2]								
Cash and cash equivalents at 1 January	24	**108**	**1,017**	**880**	24	**0**	**4**	**652**
Cash flow		8	73	100		88	829	–648
Effect of translation differences		–14	–132	37		–	–	–
Cash and cash equivalents at 31 December	24	**102**	**958**	**1,017**	24	**88**	**833**	**4**

1 Average EUR/SEK rate = 9.28.
2 Closing-day EUR/SEK rate = 9.43.
These rates have been used for the conversions from SEK to EUR above.

File No. 82-34735

GROUP SEK M	Note	Share capital	Other contributed capital	Reserves	Retained earnings	Minority interests	Total
Opening balance 1 January 2004	27	366	8,905	0	560	16	9,847
Translation differences for the year	28			–479		–2	–481
Transaction costs connected with convertible bond issue			–18				–18
Income/expenses reported directly to equity			*–18*	*–479*		*–2*	*–499*
Net income from income statement					2,349	7	2,356
Total income and expenses			*–18*	*–479*	*2,349*	*5*	*1,857*
Dividend for 2003	27				–457		–457
Acquisitions of shares of subsidiaries						6	6
Closing balance 31 December 2004	27	366	8 887	–479	2,452	27	11,253
Opening balance 1 January 2005	27	366	8 887	–479	2,452	27	11,253
Effect of changed accounting principle, IAS 39	28			4	–81		–77
Adjusted opening balance 1 January 2005		366	8 887	–475	2,371	27	11,176
Translation differences for the year				1,539		3	1,542
Changes in value of cash flow hedging instruments	28			–3			–3
Income/expenses reported directly to equity				*1,536*		*3*	*1,539*
Net income from income statement					2,608	5	2,613
Total income and expenses				*1,536*	*2,608*	*8*	*4,152*
Dividend for 2004	27				–951		–951
Acquisitions of shares of subsidiaries						36	36
Closing balance 31 December 2005	27	366	8,887	1,061	4,028	71	14,413

		Restricted shareholders' equity			Unrestricted shareholders' equity	
PARENT COMPANY SEK M	Note	Share capital	Reserve fund	Premium reserve	Retained earnings	Total
Opening balance 1 January 2004	26, 27	366	645	8 260	2,472	11,743
Net income from income statement					3,869	3,869
Total income and expenses					*3,869*	*3,869*
Dividend for 2003	27				–457	–457
Closing balance 31 December 2004		366	645	8,260	5,883	15,154
Opening balance 1 January 2005		366	645	8,260	5,883	15,154
Group contributions net					–40	–40
Net income					715	715
Total income and expenses					*675*	*675*
Dividend for 2004	27				–951	–951
Transfer from premium reserve			8,260	–8,260		
Closing balance 31 December 2005	27	366	8,905	0	5,607	14,878

File No. 82-34735

ASSA ABLOY is exposed to a variety of financial risks through its international business operations.

Organization and activities

ASSA ABLOY'S Treasury Policy, which is reviewed annually by the Board of Directors, constitutes a framework of guidelines and regulations for the management of financial risks and financial activities.

ASSA ABLOY'S financial activities are coordinated centrally within the subsidiary ASSA ABLOY Treasury S.A. in Switzerland, which is the Group's internal bank. External financial transactions are conducted by the internal bank, which also handles transactions involving foreign currencies and interest rates. The internal bank achieves many economies of scale when borrowing funds, fixing interest rates and exchanging currency flows.

Currency risk

Currency risk affects ASSA ABLOY mainly through translation of capital employed and net debt, through translation of income in foreign subsidiaries, and through flow of goods between countries.

Translation exposure

The effect arising on translation of capital employed is limited by the fact that financing is largely done in local currency.

The capital structure in each country is optimized based on local legislation. So far as this constraint allows, the currency exposure and gearing per currency should reflect the overall exposure and gearing for the whole Group to limit the effect from movements in individual currencies. The internal bank uses currency derivatives to supply the appropriate funding and eliminate currency exposure.

The table 'Net debt by currency' below shows the use of currency forward contracts in association with funding, for the major currencies. The forward contracts are used to neutralize the exposure arising between net debt and internal needs.

NET DEBT BY CURRENCY (IN MILLIONS)

Currency	Currency exposure	Forward contracts	External borrowing
USD	546	-9	555
EUR	278	–381	659
SEK	1,347	948	399
GBP	119	119	0
Other (SEK)	905	905	0
Total internal bank (SEK)	**11,012**		**11,012**

SEK	
External loans	366
Overdrafts	272
Cash and cash equivalents	–958
Long-term interest-bearing receivables	–71
Pension obligations	1,634
Accrued financial items	–15
Net debt	**12,240**

Exposure of Group earnings

A general strengthening of the Swedish krona in 2006 by one percent is calculated to have a negative impact of about SEK 265 M on Group sales and of about SEK 20 M on Group earnings.

Transaction exposure

Currency risk in the form of transaction exposure, or the relative values of exports and imports of goods, is limited in the Group.

From 2005 onwards, instead of hedging individual flows, the Group hedges a basket of flows with the aims of facilitating contract management and reducing administrative costs.

FORECAST TRANSACTION FLOWS BY MAJOR CURRENCY FOR 2006 (IMPORTS + AND EXPORTS –)

Currency	Currency exposure (SEK M)
USD	372
EUR	216
CHF	–254
GBP	257

Interest rate risk

Interest rate fluctuations have a direct impact on ASSA ABLOY's net interest expense, but there is also an indirect effect on the Group's operating income as a result of the impact of interest rates on the economy as a whole.

The internal bank is responsible for identifying and managing the Group's interest rate exposure. Interest duration in the Group is generally short. At year-end, the average interest rate duration, excluding pension obligations, was about 16 months.

EFFECTIVE INTEREST RATE BY CURRENCY, 31 DECEMBER 2005

Currency	Interest rate
USD	4.5%
EUR	4.4%
SEK*	5.0%
GBP	4.3%
Average for the Group	4.6%

* The SEK figure includes the effects of interest rate swaps.

External funding and interest rate swap

The table 'External funding / net debt' on page 64 gives an overview of interest rate swaps associated with debt. The interest-rate derivatives are structured to have durations matching the underlying debt securities. The internal bank swaps parts of the EMTN loan in EUR and the Private Placement program in USD to floating rates.

Sensitivity analysis

A rise/fall of 1 percentage point in market rates is calculated to have a negative/positive impact in the form of higher/ lower interest expense of SEK 65 M / SEK 69 M for the year 2006.

File No. 82-34735

Liquidity risk

Financing and liquidity risks are defined as the risks of being unable to meet payment obligations as a result of inadequate liquidity or difficulties in obtaining credit from external sources. The internal bank is responsible for external borrowing and external investments. ASSA ABLOY strives to have access, on every occasion, to both short-term and long-term loan facilities. The available facilities should include a reserve (facilities confirmed but not used) equivalent to 10 percent of the Group's annual total sales.

Maturity structure

The column 'End of facility' in the table 'External funding / net debt' below shows that duration until repayment of debts contracted by the internal bank is not concentrated in the short term. When there are many transactions with different maturities, the duration is computed by weighted average. At year-end, the average duration, excluding pension liabilities, was 35 months. This is up from 2004 (14 months) because a refinancing was arranged in the second quarter in the form of a Private Placement in the USA for USD 330 M. The loan consists of five tranches with durations between seven and fifteen years.

RATINGS

Agency	Short term	Long term	Outlook
Standard & Poor's	A2	A–	Stable
Moody's	P2	n/a	Stable

Ratings from both agencies remain unchanged from the previous year.

Credit risk

Financial risk management exposes ASSA ABLOY to certain counterparty risks. Such exposure may arise, for example, from the placement of surplus cash, from trade receivables, and from the use of debt securities and derivative financial instruments.

EXTERNAL FUNDING / NET DEBT (IN MILLIONS)

Credit facilities		Amount SEK	End of facility	Book value, SEK	Currency	Amount	Market value, SEK	Interest rate swap	Average interest rate duration
Private Placement Program	Confirmed	636	May-2012	634	USD	80	634	Yes*	Fixed six-monthly
Private Placement Program	Confirmed	636	May-2015	641	USD	80	641	Yes*	Fixed six-monthly
Private Placement Program	Confirmed	397	Apr-2017	397	USD	50	397	No	Fixed quarterly
Private Placement Program	Confirmed	397	May-2017	397	USD	50	400	No	11.5 years
Private Placement Program	Confirmed	556	May-2020	556	USD	70	559	No	14.5 years
Incentive Program	Committed	943	Jun-2009	943	EUR	100	943	No	Fixed quarterly
Other long-term interest-bearing loans		158	n/a	158			161		
Total long-term loans		**3,723**		**3,726**			**3,735**		
EMTN Program	Confirmed	14,143	Dec-2006	2,829	EUR	300	2,828	Yes*	5 months
Global CP Program	Confirmed	7,948	n/a	1,302	USD	180	1,311	No	15 days
Swedish CP Program	Confirmed	5,000	n/a	399	SEK	599	400	No	16 days
Nordic MTN Program	Confirmed	1,414	Jun-2006	943	EUR	100	943	No	Fixed quarterly
Incentive Program	Committed	943	Nov-2006	943	EUR	100	943	No	Fixed quarterly
Bank loan	Committed	477	Feb-2006	477	USD	60	477	Yes*	1 month
Bank loan	Committed	536	Feb-2006	536	EUR	59	536	No	1 month
Other short-term interest-bearing loans		208		208			210		
Overdrafts etc		1,223	n/a	272			272		
Total short-term loans		**31,892**		**7,909**			**7,920**		
Multi-Currency RF	Committed	9,429	Dec-2010	0			0		
Total credit facilities		**45,044**		**11,635**			**11,655**		
Cash and cash equivalents				-958			-958		
Long-term interest-bearing investments				-71			-71		
Pension obligations				1,634			1,634		
Net debt				**12,240**			**12,260**		

* Hedge accounting.

File No. 82-34735

ASSA ABLOY's policy is to minimize the potential credit risk from cash surplus by having no cash in bank accounts and by using cash available from subsidiaries to amortize ASSA ABLOY debt. This objective is controlled primarily through the cash pool network put in place by the internal bank. About 80 percent of commercial sales were settled through cash pools in 2005. The Group may nevertheless deposit surplus funds on a short-term basis with banks in order to match debt maturities.

Derivative financial instruments are allocated to banks according to risk factors set in the Group policy to limit counterparty risk.

The internal bank enters into derivative contracts exclusively with banks participating in the syndicated credit system or with banks rated AAA and AA.

An ISDA (full netting of transactions in case of default by one counterparty) is agreed in the case of interest derivatives.

Trade receivables are spread over a large number of individual customers, thus minimizing credit risk.

Commodity risk

The Group is exposed to price risk related to purchases of certain commodities (primarily metals) used as raw materials in its business. To date, the Group has engaged in very limited hedging of materials traded on world markets through commodity forward contracts.

Financial instruments

Derivative financial instruments such as currency and interest-rate forwards are used to the extent necessary. The use of derivative financial instruments is solely to reduce exposure to financial risks. Derivative financial instruments are not used with speculative intent.

The positive and negative market values in the table below show the market values of instruments outstanding at year-end, based on available market values, and are the same as the values reported on the balance sheet. The nominal value represents the gross value of the contract.

OUTSTANDING DERIVATIVE FINANCIAL INSTRUMENTS AT 31 DECEMBER (SEK M)

Instrument	Positive market value 2005	Negative market value 2005	Nominal value 2005	Positive market value 2004	Negative market value 2004	Nominal value 2004
Foreign exchange forwards – funding	27	–40	8,417	63	–19	7,032
Foreign exchange forwards – transaction	7	–6	621	7	–26	452
Currency basket option	7	–	572	13	–	504
Interest rate swaps	2	–8	3,326	8	–88	4,823
Total	**43**	**–54**	**12,936**	**91**	**–133**	**12,811**

Note 1 Significant accounting and valuation principles

The Group

From 1 January 2005 ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU), the Swedish Annual Accounts Act and standard RR 30 of the Financial Accounting Standards Council. The accounting principles are based on IFRS as endorsed by 31 December 2005 and have been applied to all years presented, unless stated otherwise. This Note describes the most significant accounting principles that have been applied in the preparation of the financial reports, which comprise the information appearing on pages 42–94.

Basis of preparation

ASSA ABLOY's consolidated financial statements have been prepared in accordance with IFRS. The preparation of financial statements is based on estimates and assumptions made for accounting purposes. The management also makes judgments about the application of the Group's accounting principles. Estimates and assumptions may affect the income statement and balance sheet as well as the supplementary information that appears in the financial reports. Thus changes in estimates and assumptions may lead to changes in the financial statements.

For example, estimates and assumptions play an important part in the valuation of items such as identifiable assets and liabilities in acquisitions, impairment testing of goodwill and other assets, the fixing of actuarial assumptions for calculating employee benefits and other types of provisions. Estimates and assumptions are continually reassessed and are based on a combination of historical experience and reasonable expectations about the future.

The Group considers that estimates and assumptions relating to impairment testing of goodwill and other intangible assets with indefinite useful life are of significant importance to the consolidated financial statements. The Group tests carrying amounts for impairment on an annual basis. The recoverable amounts of Cash-Generating Units are established by calculating their values in use. The calculations are based on certain assumptions about the future which, for the Group, are associated with risks of material adjustments in reported amounts during the next financial year. Major assumptions and the effects of likely changes to them are described in Note 15.

Also see Note 38 about the transition to, and adoption of, IFRS and the effects on the consolidated financial statements.

New and amended standards not yet effective

The following new standards and amendments to current standards have been published but are not yet effective, and have not been applied in the preparation of the financial reports:

- IAS 1 Amendment, Presentation of Financial Statements: Capital Disclosures, 1 January 2007 [1,2]
- IAS 19 Amendment, Actuarial Gains and Losses, Group Plans and Disclosures, 1 January 2006 [1]
- IAS 21 Amendment, The Effects of Changes in Foreign Exchange Rates, Net Investment in a Foreign Operation, 1 January 2006 [1,2]
- IAS 39 Amendment, Cash Flow Hedge Accounting of Forecast Intragroup Transactions, 1 January 2006 [1]
- IAS 39 Amendment, The Fair Value Option, 1 January 2006 [1]
- IAS 39 and IFRS 4 Amendment, Financial Guarantee Contracts, 1 January 2006 [1,2]
- IFRS 1 and IFRS 6 Amendment, before 1 January 2006 [2]
- IFRS 6, Exploration for and Evaluation of Mineral Resources, 1 January 2006 [1]
- IFRS 7, Financial Instruments: Disclosures, 1 January 2007 [1,2]
- IFRIC 4, Determining whether an Arrangement contains a Lease, 1 January 2006 [1]
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, 1 January 2006 [1]
- IFRIC 6, Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment, 1 December 2005 [2]
- IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies, 1 March 2006 [1,2]
- IFRIC 8, Scope of IFRS 2, 1 March 2006 [1,2]

Of the new and amended standards listed above, it is assessed that the amendment to IAS 19 could have the most significant effect on the consolidated financial statements. The amendment means that the Group can choose to recognize actuarial gains and losses directly in equity instead of distributing them over the expected average remaining working lives of the employees as under the present principle. The potential effect of the amendment to IAS 19 and the possible effects of other new and amended standards are being assessed.

Consolidated financial statements

The consolidated financial statements cover ASSA ABLOY AB (the Parent company) and companies in which the Parent company held, directly or indirectly, more than 50 percent of the voting rights at the end of the period, as well as companies in which the Parent company exercises control by some other means. Companies acquired during the year are included in the consolidated financial statements with effect from the date when control was obtained. Companies sold during the year are included in the consolidated financial statements up to the date when control ceased.

The consolidated financial statements have been prepared in accordance with the purchase method, which means that the cost of acquisition of shares in subsidiaries is eliminated against their equity at the time of acquisition. In this context, equity in subsidiaries is determined on the basis of the fair value of assets, liabilities and contingent liabilities at the date of acquisition. Thus only that part of subsidiaries' equity that has arisen after the acquisition is included in the Group's equity. A positive difference between the cost of acquisition and the fair value of the Group's share of acquired net assets is reported as goodwill.

Intra-group transactions and balance sheet items and unrealized profits on transactions between Group companies are eliminated in the Group financial statements.

[1] Earlier adoption is encouraged.
[2] Not endorsed by the EU at 31 December 2005.

File No. 82-34735

Minority interests
Minority interests are based on subsidiaries' accounts with application of fair-value adjustments resulting from completed acquisition analysis. Minority participations in subsidiaries' income are reported in the income statement with net income divided between the Parent company's shareholders and minority interests. Minority participations in subsidiaries' equity are reported as a separate item in the Group's equity.

Associates
Associates are defined as companies which are not subsidiaries but in which the Group has a significant, but not a controlling, interest. This is usually taken to be companies where the Group's shareholding represents between 20 percent and 50 percent of the voting rights. Participations in associates are accounted for in accordance with the equity method. In the consolidated balance sheet, shareholdings in associates are reported at cost, adjusted for participation in income after the date of acquisition. Dividends from associates are reported as a reduction in the carrying amount of the investment. Participations in the income of associates are reported in the consolidated income statement as part of operating income as the investments are related to business operations.

Segment reporting
The Group's business operations are split organizationally into four divisions. Three divisions are based on products sold in local markets in the respective division: EMEA, Americas and Asia Pacific. Global Technologies' products are sold worldwide. The divisions reflect a partition of the Group's operations according to major risks and returns. The divisions form the operational structure for internal control and reporting and also constitute the Group's segments for external financial reporting. There are no secondary segments.

Foreign currency translation
Functional currency corresponds to local currency in each country where Group companies operate.

Transactions in foreign currencies are translated to functional currency by application of the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses arising from the settlement of such transactions are normally reported in the income statement, as are those arising from translation of monetary balances in foreign currencies at the closing-day rate. Exceptions are transactions relating to qualifying cash flow hedges or net investment hedges, which are reported in equity. Receivables and liabilities are valued at the closing-day rate.

The Group applies the current method to translate the accounts of foreign subsidiaries prepared in functional currencies other than the Group's presentation currency. The current method means that all balance sheet items except net income are translated at the closing-day rate, net income being translated at the average rate. The income statement is translated at the average rate for the period. Exchange-rate differences arising from the translation of foreign subsidiaries are reported in the translation reserve in equity.

The rates for currencies used in the Group, relative to the Group's presentation currency (SEK), were as follows – the weighted average for the year, and the closing-day rate:

Country	Currency	Average rate 2005	Average rate 2004	Closing-day rate 2005	Closing-day rate 2004
Argentina	ARS	2.54	2.49	2.62	2.22
Australia	AUD	5.68	5.39	5.83	5.15
Brazil	BRL	3.09	2.51	3.42	2.49
Canada	CAD	6.17	5.65	6.84	5.50
Switzerland	CHF	6.00	5.90	6.06	5.85
Chile	CLP	0.013	0.012	0.015	0.012
China	CNY	0.91	0.88	0.98	0.80
Czech Republic	CZK	0.31	0.29	0.32	0.30
Denmark	DKK	1.25	1.23	1.26	1.21
Estonia	EEK	0.59	0.58	0.60	0.58
Euro zone	EUR	9.28	9.12	9.43	9.02
United Kingdom	GBP	13.54	13.38	13.73	12.74
Hong Kong	HKD	0.96	0.94	1.03	0.85
Hungary	HUF	0.037	0.036	0.037	0.037
Israel	ILS	1.66	1.64	1.74	1.53
Kenya	KES	0.099	0.093	0.110	0.08
South Korea	KRW	0.00729	–	0.00791	–
Lithuania	LTL	2.69	2.64	2.73	2.61
Mexico	MXN	0.68	0.65	0.75	0.59
Malaysia	MYR	1.97	1.93	2.10	1.74
Norway	NOK	1.16	1.09	1.18	1.09
New Zealand	NZD	5.25	4.85	5.43	4.75
Poland	PLN	2.31	2.02	2.44	2.21
Romania	ROL	0.0003	0.0002	0.0003	0.0002
Russia	RUR	0.26	0.25	0.28	0.24
Singapore	SGD	4.48	4.34	4.78	4.05
Slovenia	SIT	0.039	0.038	0.039	0.038
Slovakia	SKK	0.24	0.23	0.25	0.23
Thailand	THB	0.18	0.18	0.19	0.17
USA	USD	7.45	7.33	7.95	6.62
South Africa	ZAR	1.18	1.15	1.26	1.17

Revenue
Revenue comprises the fair value of goods sold, excluding VAT and discounts and after eliminating intra-group sales. The Group's sales revenue arises principally from sales of products. Service related to products sold makes up a very limited fraction of revenue. Revenue from sales of the Group's products is recognized when all significant risks and rewards associated with ownership are transferred to the purchaser in accordance with applicable conditions of sale, which is normally upon delivery. If the product requires installation at the customer's premises, revenue is recognized when installation is completed. Revenue from service contracts is recognized through distribution over the contract period.

Intra-group sales
Transactions between Group companies are carried out at arm's length and thus at market prices. Intra-group sales are eliminated from the consolidated income statement, and profits on such transactions have been eliminated in their entirety.

Government grants
Grants and support from governments, public authorities etc are reported when there is reasonable assurance that the company will comply with the conditions attaching to the grant and that the grant will be received. Grants related to assets are handled by reducing the carrying amount of the asset by the amount of the grant.

Research and development
Research costs are expensed as they are incurred. The costs of development work are reported in the balance sheet only to the extent that they are expected to generate future economic benefits for the Group and provided such benefits can be reliably measured. Development costs so reported are amortized over the expected useful life. Development costs recorded as assets but not yet in use are subject to annual impairment testing. Costs for development of existing products are expensed as they are incurred.

Borrowing costs
Borrowing costs are recognized as expenses in the period in which they are incurred.

Tax on income
The income statement includes all tax that is to be paid or received for the current year, adjustments relating to tax due for previous years, and changes in deferred tax. Tax sums have been calculated as nominal amounts in accordance with the tax regulations in each country and in accordance with tax rates that have either been decided or have been notified and can confidently be expected to be confirmed. For items reported in the income statement, associated tax effects are also reported in the income statement. The tax effects of items reported directly against equity are themselves reported against equity. Deferred tax is accounted for under the liability method. This means that deferred tax is accounted for on all temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax receivables relating to tax losses carried forward or other future tax allowances are reported to the extent that it is probable that the allowance can be set against taxable income in future taxation. Deferred tax liabilities relating to temporary differences resulting from investments in subsidiaries are not reported in the consolidated financial statements since the Parent company can control the time at which the temporary differences are cancelled and it is not considered likely that such cancellation will occur in the foreseeable future. Deferred tax receivables and deferred tax liabilities are offset when there is a legal right to do so and when the deferred tax amounts concern the same tax authority.

Cash flow statement
The cash flow statement has been prepared according to the indirect method. The reported cash flow includes only transactions involving cash payments. 'Cash and cash equivalents' covers cash and bank balances and short-term financial investments with durations of less than three months.

Goodwill and acquisition-related intangible assets
Goodwill represents the positive difference between the cost of acquisition and the fair value of the Group's share of the acquired company's net identifiable assets at the date of acquisition, and is reported at cost less accumulated impairment losses. Goodwill is allocated to Cash-Generating Units (CGU) and each year is systematically tested for impairment using a valuation model based on discounted future cash flow. Deferred tax receivables based on local tax rates are reported in terms of tax-deductible goodwill (with corresponding reduction of the goodwill value). Such deferred tax receivables are expensed as the tax deduction is utilized.

Other acquisition-related intangible assets consist chiefly of various types of intangible rights such as brands, patents and customer relationships. Identifiable acquisition-related intangible assets are initially recognized at fair value at the date of acquisition and subsequently at cost less accumulated amortization and impairment losses. Amortization is on a straight-line basis over estimated useful life. Acquisition-related intangible assets with indefinite useful life are tested for impairment every year in the same way as goodwill, as described above.

Other intangible assets
An intangible asset that is not acquisition-related is reported only if it is likely that the future economic benefits associated with the asset will flow to the Group and if the cost of acquisition can be measured reliably. Such an asset is initially recognized at cost and is amortized over its estimated useful life, usually between three and five years. Its carrying amount is cost less accumulated amortization and impairment losses.

Tangible assets
Tangible assets are reported at cost less accumulated depreciation and impairment losses. Cost includes expenditure that can be directly attributed to the acquisition of the asset. Subsequent expenditure is added to the carrying amount if it is probable that economic benefits associated with it will flow to the Group and if the cost can be reliably measured. Expenditure on repairs and maintenance is expensed as it is incurred. No depreciation is applied to land. For other assets, cost is depreciated over estimated useful life, which for the Group leads to the following depreciation periods (on average):
- office buildings, 50 years
- industrial buildings, 25 years
- machinery and other technical plant, 7–10 years
- equipment and tools, 3–6 years.

Profit or loss on the disposal of a tangible asset is recognized in the income statement as 'Other operating income' or 'Other operating expenses', based on the difference between the selling price and the carrying amount.

Leasing
The Group's leasing is chiefly operational leasing. The leasing payments are expensed at a constant rate over the period of the contract and are reported as operating costs.

Impairment
Assets with indefinite useful life are not amortized but are tested for impairment on an annual basis. For impairment testing purposes assets are grouped at the lowest organizational level where there are separate identifiable cash flows, so called Cash-Generating Units (CGU). For assets that are depreciated/amortized, impairment testing is carried out when events or circumstances indicate that the carrying amount may not be recoverable.

When impairment has been established, the value of the asset is reduced to its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell, and its value in use.

Inventories
Inventories are valued in accordance with the 'first in, first out' principle at the lower of cost and net realizable value at year-end. Deductions are made for internal profits arising from deliveries between Group companies. Work in progress and finished goods include both direct costs incurred and a fair allocation of indirect manufacturing costs.

Accounts receivable
Accounts receivable are reported at their fair value, which corresponds to amortized cost less any provision for bad debts. A provision is recognized when it is probable that the recorded amounts will not flow to the Group. The year's change in such a provision is reported in the income statement.

Financial instruments
Financial instruments are initially recorded at fair value. Subsequent measurement of financial instruments depends on the classification at initial recognition, which in turn depends on the original purpose of acquiring the instrument. Financial instruments are divided into the following categories:

- 'Financial instruments at fair value through profit and loss' are financial assets held for trading, financial assets at fair value through profit and loss (classified at inception) and derivatives that are not part of a hedge relationship qualifying for hedge accounting. Gains and losses arising from changes in the fair value of financial instruments at fair value through profit and loss are included in the income statement in the period in which they arise. The category includes current financial investments and derivatives that are not part of hedge relationships qualifying for hedge accounting. See also the section below regarding hedge accounting.
- 'Loans and other receivables' are non-derivative financial assets, with fixed or determinable payments, which are not traded on an active market. Such a receivable usually arises when the Group provides a counterparty with cash or supplies a customer with goods or services without intention of trading the receivable. Loans and other receivables are carried at amortized cost using the effective interest method. The category covers non-current receivables, accounts receivable and other current receivables.
- 'Held-to-maturity investments' are non-derivative financial assets with fixed or determinable payments and fixed maturities which the Group has the intention and ability to hold to maturity. After initial recognition, these investments are carried at amortized cost using the effective interest method. The Group normally holds no, or very limited, amounts as held-to-maturity investments.
- 'Available-for-sale financial assets' includes non-derivative financial assets that are either classified as available for sale or are not classified in any of the other categories of financial assets. The Group normally holds no positions falling into this category.

Financial liabilities, which are neither recorded at fair value through profit and loss nor included in a hedge relationship qualifying for hedge accounting, are reported at amortized cost using the effective interest method. The category covers non-current and current loan liabilities which are not hedged items, other non-current and current liabilities, and accounts payable.

Acquisitions and disposals of financial instruments are recognized on trade-date, i.e. when the Group is committed to the purchase or sale. Transaction costs are included initially in the fair value of all financial instruments apart from those reported at fair value through profit and loss.

The fair value of a quoted financial instrument is based on the bid price on the closing day. Regarding financial instruments in a non-active market and for unlisted securities, fair value is determined by using an appropriate method of valuation, for example using available information on comparable arm's length transactions, comparison with similar instruments, and analysis of discounted cash flows.

The current and non-current distinction is applied consistently to all financial instruments. When settlement or disposal is expected to occur more than 12 months after closing day, a financial asset is reported as a non-current asset. Thus, when settlement or disposal is expected to occur within 12 months of closing day, financial assets are reported as current assets. Financial liabilities with maturity later than 12 months after closing day are reported as non-current liabilities and those with maturity within 12 months of closing day as current liabilities.

A financial asset is derecognized when the right to receive cash flow from the asset expires or is transferred to another party because all risks and rewards associated with the asset have been transferred to that party. A financial liability is derecognized when the obligation is discharged or cancelled or when it expires.

Hedge accounting
Hedge accounting is applied only to transactions that are designated to hedge a specific risk and that qualify for hedge accounting. The Group holds a limited number of such hedge relationships and they include both fair value hedges and cash flow hedges.

A financial liability is a hedged item when it is included in a hedge relationship qualifying for hedge accounting, thus effectively hedged by a derivative designated as a hedging instrument. The liability (the hedged item) as well as the derivative (the hedging instrument) is recognized at fair value. Changes in the fair value of a liability which is the hedged item of a qualifying fair value hedge are reported in the income statement in the period in which they arise. Gain or loss from revaluation of the hedging instrument of such a qualifying fair value hedge is reported in the income statement at the same time as gain or loss from the hedged item.

Gain or loss from revaluation of a hedging instrument of a cash-flow hedge qualifying for hedge accounting is reported in equity in the period in which it arises and is transferred to the income statement in the period that the hedged cash flow is recognized. Ineffective portion of the gain or loss is reported in the income statement in the period in which it arises.

Provisions
Provisions are recognized when the Group has a legal or constructive obligation resulting from past events and it is probable that an outflow of resources will be required to settle the obligation and that a reliable estimate can be made of the amount. Provisions are reported at a value representing the probable outflow of resources that will be needed to settle the obligation.

Employee benefits
Both defined contribution and defined benefit pension plans exist in the Group. Comprehensive defined benefit plans are found chiefly in the USA, the UK and Germany. Post-employment medical benefits also exist, mainly in the USA, which are reported in the same way as defined benefit pension plans. Calculations related to the Group's defined benefit plans are performed by independent actuaries and are based on a number of actuarial assumptions such as discount rate, future inflation and salary increases. Obligations are valued on the closing day at their discounted value. For funded plans, obligations are reduced by the fair value of the plan assets. Unrecognized actuarial gains and losses lying outside the so-called ten-percent corridor (i.e. exceeding the higher of 10 percent of the present value of the obligation or the fair value of plan assets) are spread over the expected average remaining working lives of the employees. In principle, pension costs for defined benefit plans are spread over the employee's service period. The part of the interest component in the pension cost that relates to the deficit in pension plans is reported as a financial expense. The Group's payments related to defined contribution pension plans are reported as cost in the period to which they refer, based on the services performed by the employee.

Share-based incentive programs
Current share-based incentive programs were issued at market value and therefore involve no personnel costs for the Group.

Dividend
The dividend is reported as a liability once the Annual General Meeting has approved the dividend.

The Parent company
The Group's Parent company, ASSA ABLOY AB, is responsible for the management of the Group and handles common Group functions. The Parent company's revenue consists of intra-group franchise revenue, and its main balance sheet items consist of shares in subsidiaries, intra-group receivables and liabilities, and external borrowing.

The Parent company has prepared its annual accounts in accordance with the Swedish Annual Accounts Act (1995:1554) and standard RR 32 of the Swedish Financial Accounting Standards Council.

RR 32 requires the Parent company, in its annual accounts, to apply all the International Financial Reporting Standards (IFRS) endorsed by the EU in so far as this is possible within the framework of the Annual Accounts Act and with regard to the relationship between accounting and taxation. RR 32 states what exceptions from, and additions to, IFRS should be made.

The differences between the Group's and the Parent company's accounting principles are detailed below. In accordance with the transition rules in RR 32 the company has elected not to apply Chapter 14, sections a-e, of the Annual Accounts Act, which deal with the valuation of certain financial instruments at fair value. From 1 January 2006 the rules of Chapter 14, sections a–e, will be applied. This will represent a change in accounting principles. The accounting principles for the Parent company described below have been applied consistently to all periods presented in the Parent company's financial statements.

The Parent company's changed accounting principles resulting from the adoption of RR 32 have not involved any adjustments to the figures reported for 2004.

Revenue
The Parent company's revenue consists of intra-group franchise revenues. These are reported in the income statement as 'Other operating income' to make it clear that the Parent company has no product sales similar to those of other Group companies concerned with external business.

Dividend revenue
Dividend revenue is recognized when the right to receive payment is judged to be firm.

Tangible assets
Tangible assets owned by the Parent company are reported at cost less accumulated depreciation and any impairment losses in the same way as for the Group. All leasing contracts in the Parent company consist of operational leasing and are reported according to applicable rules.

Shares in subsidiaries
Shares in subsidiaries are reported at cost less impairment losses.

File No. 82-34735

Receivables from subsidiaries

Receivables from subsidiaries are valued as the amounts that are expected to be received.

Liabilities to subsidiaries

Liabilities to subsidiaries are valued at the amounts at which the liabilities are expected to be settled.

Employee benefits

Payments related to defined contribution pension plans are expensed in the period they relate to.

Group contributions

The company reports Group contributions in accordance with a statement from the Emerging Issues Task Force of the Swedish Financial Accounting Standards Council. Group contributions are reported according to their financial implications. This means that Group contributions that are paid with the aim of minimizing the Group's total tax charge are reported directly against equity after deduction for their actual tax effects. Group contributions comparable to dividends are reported as such, which means that received Group contributions and their actual tax effects are reported in the income statement and paid Group contributions and their actual tax effects are reported directly against equity.

Note 2 Sales

The Group's sales revenues come chiefly from sales of products. Service related to products sold accounts for a very limited part of revenues (3–4 percent).

Sales to customers, by country

	Group	
SEK M	**2005**	**2004**
USA	9,278	8,414
France	2,294	2,260
United Kingdom	2,010	1,675
Germany	1,466	1,380
Sweden	1,286	1,180
Australia	1,186	1,056
Netherlands	1,070	1,036
Spain	1,029	961
Finland	765	739
Canada	744	728
Norway	662	576
Mexico	570	649
Denmark	534	503
Asia (excluding China)	533	394
Italy	457	454
China	429	286
Belgium	362	356
Middle East	347	273
New Zealand	327	319
Czech Republic	326	263
Switzerland	280	244
South America	263	238
South Africa	238	222
Austria	195	179
Central America (excluding Mexico))	130	129
Russia	128	118
Portugal	111	122
Baltic countries	108	92
Poland	96	103
Romania	54	48
Other countries	524	529
Total	**27,802**	**25,526**

Note 3 Auditors' fees

	Group		Parent company	
SEK M	**2005**	**2004**	**2005**	**2004**
Audit				
PricewaterhouseCoopers	26	22	3	2
Other	4	4	–	–
Assignments other than audit				
PricewaterhouseCoopers	10	12	–	2
Other	4	7	2	4
Total	**44**	**45**	**5**	**8**

File No. 82-34735

Note 4 Other operating income and expenses

SEK M	Group 2005	Group 2004
Rent received	23	20
Profit/loss from sales of fixed assets	8	4
Government grants	6	6
Other non-business-related income	12	30
Business-related taxes	–42	–40
Other, net	21	4
Total	**28**	**24**

Parent company

Other operating income in the Parent company consists mainly of franchise revenues from subsidiaries.

Note 5 Share of earnings in associates

SEK M	Group 2005	Group 2004
Låsgruppen Wilhelm Nielsen AS	4	4
Cerraduras de Colombia Cerracol S.A	4	4
Total	**8**	**8**

Note 6 Operational leasing agreements

SEK M	Group 2005	Group 2004	Parent company 2005	Parent company 2004
Leasing fees paid during the year:	200	144	10	9

SEK M	Group 2005	Group 2004	Parent company 2005	Parent company 2004
Nominal value of agreed future leasing fees:				
Due for payment in 2006 (2005)	183	121	10	9
Due for payment in 2007 (2006)	139	92	10	9
Due for payment in 2008 (2007)	91	65	9	9
Due for payment in 2009 (2008)	69	41	9	9
Due for payment in 2010 (2009)	52	40	10	9
Due for payment in 2011 (2010) or later	57	34	10	9
Total	**591**	**393**	**58**	**54**

Note 7 Expenses by nature

In the income statement costs are broken down by function. Cost of goods sold, Selling expenses, Administrative expenses and Research & Development costs amount to SEK 23,760 M (21,873) in total. Below, these same costs are broken down by nature.

SEK M	Group 2005	Group 2004
Remuneration of employees (Note 9)	9,260	8,899
Direct material costs	8,059	7,162
Depreciation and write-downs (Notes 15, 16)	884	924
Other expenses	5,557	4,888
Total	**23,760**	**21,873**

Note 8 Depreciation and amortization

SEK M	Group 2005	Group 2004	Parent company 2005	Parent company 2004
Intangible rights	18	47	4	1
Machinery	497	504	–	–
Equipment	244	246	2	2
Buildings	122	125	–	–
Land and land improvements	1	1	–	–
Total	**882**	**923**	**6**	**3**

Note 9 Employee benefits

Salaries, wages and other remuneration (of which, performance-related salary paid to managing directors)

SEK M	Group 2005	Group 2004
Sweden	530 (4)	484 (9)
Finland	297 (0)	288 (1)
Norway	274 (3)	254 (1)
Denmark	117 (1)	118 (0)
United Kingdom	596 (1)	484 (2)
Belgium	69 (0)	71 (0)
Netherlands	211 (2)	224 (1)
France	613 (2)	586 (2)
Germany	530 (2)	511 (1)
Switzerland	227 (2)	209 (0)
Italy	92 (–)	130 (–)
Spain	268 (1)	270 (–)
Czech Republic	63 (0)	58 (0)
Romania	29 (0)	23 (–)
Israel	74 (0)	64 (0)
South Africa	78 (0)	61 (–)
Canada	135 (0)	111 (0)
USA	2,241 (21)	2,053 (11)
Mexico	146 (1)	169 (0)
South America	52 (0)	42 (–)
China	111 (1)	68 (0)
Australia	288 (0)	316 (0)
New Zealand	130 (–)	243 (–)
Other	134 (2)	112 (2)
Total	**7,305 (43)**	**6,949 (30)**

SEK M	Parent company 2005	Parent company 2004
Sweden	72 (2)	63 (4)
Other	9 (–)	4 (–)
Total	**81 (2)**	**67 (4)**

Social costs (of which, pensions)

SEK M	Group 2005	Group 2004
Total	**1,955 (384)**	**1,950 (433)**

SEK M	Parent company 2005	Parent company 2004
Total	**46 (22)**	**36 (17)**

File No. 82-34735

Remuneration of the Parent company's Board of Directors and CEO

Salaries and other remuneration paid to the Board of Directors and the CEO totaled SEK 13 M (15). Social costs for the Directors and the CEO amounted to SEK 14 M (10), of which SEK 9 M (4) consisted of pension costs. Detailed information about remuneration and social costs applying to the Directors and senior management appears in the Corporate Governance report.

Severance pay agreement

A severance pay agreement has been signed with the CEO by which he receives 100 percent of his fixed salary for 24 months. The agreement applies only where the company gives notice of severance.

Absence for illness

	Parent company	
%	2005	2004
Total absence for illness:	1.5	1.1
– long-term	–	–
– men	0.4	0.2
– women	2.7	2.1
– aged 29 or younger	1.4	0.6
– aged 30–49	1.8	1.5
– aged 50 or older	0.3	0.5

Note 10 Exchange-rate differences in the income statement

	Group		Parent company	
SEK M	2005	2004	2005	2004
Exchange-rate differences reported in the income statement	3	–27	–	–
Exchange-rate differences reported in financial expenses	–7	22	43	–20
Total	**–4**	**–5**	**43**	**–20**

Note 11 Financial income

	Group		Parent company	
SEK M	2005	2004	2005	2004
Earnings from participations in subsidiaries (A)	–	–	375	4,044
Intra-group interest income	–	–	491	506
External interest income and similar items	51	164	1	0
Total	**51**	**164**	**867**	**4,550**

(A) Earnings from participations in subsidiaries

	Parent company	
	2005	2004
Dividends from subsidiaries	13,588	2,845
Write-downs of shares in subsidiaries	–13,210	–177
Earnings from sales of shares in subsidiaries	–3	1 376
Total	**375**	**4,044**

Write-downs of shares in subsidiaries of SEK 13,210 M (177) were mainly due to dividends received from subsidiaries.

Note 12 Financial expenses

	Group		Parent company	
SEK M	2005	2004	2005	2004
Intra-group interest expenses	–	–	–348	–385
Interest expenses, convertible debenture loans	–46	–33	–46	–33
Interest expenses, other liabilities	–499	–632	–183	–295
Exchange-rate differences, net (Note 10)	–7	22	43	–20
Changes in value of derivative financial instruments	15	193	–	–
Other financial expenses	–36	–198	–20	–190
Total	**–573**	**–648**	**–554**	**–923**

Towards the end of 2004, EUR 300 M of the EMTN program was redeemed with the aim of refinancing with a medium-term loan in USD in order to improve the average duration of liabilities. The redemption involved costs in the Parent company with corresponding income from the premature closure of the related interest rate swap.

Note 13 Tax on income

	Group		Parent company	
SEK M	2005	2004	2005	2004
Current tax paid	–818	–707	–13	–
Tax attributable to prior years	8	–77	–	–7
Deferred tax	–132	–59	–	–
Total	**–942**	**–843**	**–13**	**–7**

Explanation for the difference between nominal Swedish tax rate and effective tax rate based on income before tax:

	Group		Parent company	
Percent	2005	2004	2005	2004
Swedish rate of tax on income	28	28	28	28
Effect of foreign tax rates	3	–1	–	–
Non-taxable income / non-deductible expenses, net	–6	–3	–15	–28
Deductible goodwill	2	2	–	–
Tax losses utilized	–1	–1	–11	–
Other	1	1	–	–
Effective tax rate in income statement	**27**	**26**	**2**	**0**

Note 14 Earnings per share

Earnings per share before dilution

	Group	
	2005	2004
Earnings assigned to the Parent company's shareholders	2,608	2,349
Weighted average number of shares issued (thousands)	365,918	365,918
Earnings per share before dilution (SEK per share)	**7.13**	**6.42**

Earnings per share after dilution

	Group	
	2005	2004
Earnings assigned to the Parent company's shareholders	2,608	2,349
Interest expenses for convertible debenture loans, after tax	33	24
Net profit for calculating earnings per share after dilution	*2,641*	*2,373*
Weighted average number of shares issued (thousands)	365,918	365,918
Assumed conversion of convertible debentures (thousands)	12,800	9,185
Weighted average number of shares for calculation (thousands)	*378,718*	*375,103*
Earnings per share after dilution (SEK per share)	**6.97**	**6.33**

Note 15 Intangible assets

2005 SEK M	Group Goodwill	Group Intangible rights	Group Total	Parent company Intangible rights
Opening accumulated acquisition value	**13,917**	**473**	**14,390**	**9**
Purchases	18	86	104	40
Acquisitions of subsidiaries	249	75	324	–
Sales/disposals	–	–20	–20	–18
Reclassifications	–3	8	5	10
Translation differences	1,535	44	1,579	–
Closing accumulated acquisition value	**15,716**	**666**	**16,382**	**41**
Opening accumulated amortization/impairment	**–**	**–252**	**–252**	**–1**
Sales/disposals	–	1	1	–
Reclassifications	–	1	1	–
Impairment	–	–1	–1	–
Amortization for the year	–	–18	–18	–4
Translation differences	–	–36	–35	–
Closing accumulated amortization/impairment	**–**	**–305**	**–304**	**–5**
Book value	**15,716**	**361**	**16,078**	**36**

2004 SEK M	Group Goodwill	Group Intangible rights	Group Total	Parent company Intangible rights
Opening accumulated acquisition value	**13,814**	**410**	**14,224**	**4**
Purchases	125	40	165	5
Acquisitions of subsidiaries	461	79	540	–
Sales/disposals	–16	–40	–56	–
Reclassifications	–	–	0	–
Translation differences	–467	–16	–483	–
Closing accumulated acquisition value	**13,917**	**473**	**14,390**	**9**
Opening accumulated amortization/impairment	**–**	**–230**	**–230**	**–1**
Sales/disposals	–	14	14	–
Reclassifications	–	–	0	–
Impairment	–	–	0	–
Amortization for the year	–	–47	–47	–1
Translation differences	–	11	11	–
Closing accumulated amortization/impairment	**–**	**–252**	**–252**	**–2**
Book value	**13,917**	**221**	**14,138**	**7**

Intangible rights consist mainly of brands and licences with finite useful life. The book value of intangible rights with indefinite life amounts to SEK 126 M (79).

Useful life is taken as indefinite where the time period during which it is judged that an asset will contribute economic benefits cannot be defined.

Amortization and write-down of intangible rights have mainly been reported as administrative costs in the income statement.

In the Parent company the book value of intangible rights with indefinite life amounts to SEK 29 M (0).

Impairment testing of goodwill and intangible rights with indefinite useful life

Goodwill and intangible rights with indefinite useful life are assigned to the Group's Cash-Generating Units, as summarized in the following table:

2005 SEK M	Architectural Hardware Group	ASSA ABLOY Entrance Systems	ASSA ABLOY Identification Technology	Other	Total
Goodwill	3,442	2,446	2,136	7,692	15,716
Intangible rights with indefinite useful life	–	19	–	107	126
	3,442	**2,465**	**2,136**	**7,799**	**15,842**

2004 SEK M	Architectural Hardware Group	ASSA ABLOY Entrance Systems	ASSA ABLOY Identification Technology	Other	Total
Goodwill	2,869	2,188	1,715	7,145	13,917
Intangible rights with indefinite useful life	–	–	–	79	79
	2,869	**2,188**	**1,715**	**7,224**	**13,996**

For each Cash-Generating Unit, the Group assesses each year whether any write-down of goodwill is needed, in accordance with the accounting principles described in Note 1. Recoverable amounts for Cash-Generating Units have been established by calculation of value in use. These calculations are based on estimated future cash flows, which in turn are based on financial budgets approved by the management and covering a three-year period. Cash flows beyond three years are extrapolated using estimated growth rates according to the principles below.

Main assumptions used to calculate useful values:

- Budgeted operating margin.
- Growth rate for extrapolating cash flows beyond the three-year period.
- Discount rate after tax used for estimated future cash flows.

The management has established the budgeted operating margin on a basis of earlier results and its expectations about future market development. For extrapolating cash flows beyond the three-year period, a growth rate of 3 percent is used for all Cash-Generating Units. This growth rate is thought to be a conservative estimate. In addition, an average discount rate of 8 percent in Swedish kronor after tax is used for the Group. However the rate has been adjusted for a small number of Cash-Generating Units to reflect the specific risks faced by these Units. Overall, the discount rate employed varies between 8.0 and 9.5 percent.

Sensitivity analysis

A sensitivity analysis has been carried out for each Cash-Generating Unit. The results of the analyses can be summarized as follows:

If the estimated operating margin after the end of the budget period had been 10 percent lower than the management's figure, total recoverable value would be 9 percent lower.

If the estimated growth rate to extrapolate cash flows beyond the budget period had been 10 percent lower than the starting assumption of 3 percent, total recoverable value would be 5 percent lower.

If the estimated weighted capital expenditure used for the Group's discounted cash flow had been 10 percent higher than the starting assumption of 8.0 to 9.5 percent, total recoverable value would be 14 percent lower.

These calculations are hypothetical and should not be viewed as an indication that these figures are any more or less likely to be changed. The sensitivity analysis should therefore be treated with caution.

None of the hypothetical cases above would lead to a write-down of goodwill in a particular Cash-Generating Unit.

File No. 82-34735

Note 16 Tangible assets

2005 SEK M	Group: Buildings	Group: Land and land improvements	Group: Machinery	Group: Equipment	Group: Total	Parent company: Equipment
Opening accumulated acquisition value	**2,892**	**695**	**4,910**	**1,402**	**9,899**	**18**
Purchases	88	1	341	234	664	5
Acquisitions of subsidiaries	–	–	31	20	51	–
Sales/disposals	–125	–9	–106	–99	–339	–4
Reclassifications	9	7	66	5	87	–
Translation differences	286	67	503	126	982	–
Closing accumulated acquisition value	**3,150**	**761**	**5,745**	**1,688**	**11,344**	**19**
Opening accumulated depreciation/impairment	**–1,051**	**–16**	**–3,006**	**–846**	**–4,919**	**–9**
Sales/disposals	57	0	66	63	186	2
Reclassifications	–4	–4	2	5	–1	–
Impairment	–	–	–	–1	–1	–
Depreciation for the year	–122	–1	–497	–244	–864	–2
Translation differences	–92	–3	–241	–61	–397	–
Closing accumulated depreciation/impairment	**–1,212**	**–24**	**–3,676**	**–1,084**	**–5,996**	**–9**
Construction in progress	–	–	–	–	354	–
Book value	**1,938**	**737**	**2,069**	**604**	**5,702**	**10**

The tax value of the Group's Swedish buildings was SEK 83 M (87).
The tax value of the Group's Swedish land was SEK 11 M (12).

2004 SEK M	Group: Buildings	Group: Land and land improvements	Group: Machinery	Group: Equipment	Group: Total	Parent company: Equipment
Opening accumulated acquisition value	**2,922**	**697**	**4,974**	**1,361**	**9,954**	**17**
Purchases	66	51	365	207	689	3
Acquisitions of subsidiaries	20	1	44	15	80	–2
Sales/disposals	–77	–21	–200	–138	–436	–
Reclassifications	68	–19	–35	26	40	–
Translation differences	–107	–14	–238	–69	–428	–
Closing accumulated acquisition value	**2,892**	**695**	**4,910**	**1,402**	**9,899**	**18**
Opening accumulated depreciation/impairment	**–1,051**	**–16**	**–2,940**	**–789**	**–4,796**	**–9**
Sales/disposals	68	–	193	136	397	1
Reclassifications	–12	1	35	–2	22	–
Impairment	–	–1	–	–	–1	–
Depreciation for the year	–125	–1	–504	–246	–876	–2
Translation differences	69	1	210	55	335	–
Closing accumulated depreciation/impairment	**–1,051**	**–16**	**–3,006**	**–846**	**–4,919**	**–10**
Construction in progress	–	–	–	–	299	–
Book value	**1,841**	**679**	**1,904**	**556**	**5,279**	**8**

File No. 82-34735

Note 17 Shares in subsidiaries

Company name	Corporate identity number, Registered office	Parent company Number of shares	% of share capital	Book value SEK M
ASSA ABLOY EMEA AB	556061-8455 Stockholm	70	100	14
Timelox AB	556214-7735 Landskrona	15,000	100	21
ASSA ABLOY Entrance Systems Group AB	556204-8511 Landskrona	1,000	100	6
Sokymat AB	556514-7997 Ronneby	30,491	100	53
ASSA ABLOY Kredit AB	556047-9148 Stockholm	400	100	529
ASSA ABLOY Identification Technology Group AB	556645-4087 Stockholm	1,000	100	50
ASSA ABLOY Svensk Fastighets AB	556645-0275 Stockholm	1,000	100	0
ASSA ABLOY Asia Holding AB	556602-4500 Stockholm	1,000	100	131
ASSA ABLOY IP AB	556645-4087 Stockholm	1,000	100	0
ASSA ABLOY OY	1094741-7 Joensuu	800,000	100	631
ASSA ABLOY Norge a.s.	979207476 Moss	150,000	100	538
ASSA ABLOY Danmark A/S	CVR 10050316 Herlev	60,500	100	376
ASSA ABLOY Deutschland GmbH	HR B 66227 Berlin	2	100	1,394
LIPS Nederland BV	23028070 Dordrecht	3,515	100	57
Ambouw B.V.	31021889 Hoevelaken	25	100	29
Striffler Nederland B.V.	08017187 Amersfoort	25	100	1
VEMA Sales B.V.	18066659 Amsterdam	180	100	2
Nemef BV	08023138 Apeldoorn	4,000	100	928
ASSA ABLOY France SAS	412140907 R.C.S. Versailles	12,499,999	100	1,582
Interlock Holding AG	CH-020.3.913.588-8 Zürich	10,736	98	0
ASSA ABLOY Ltd	2096505 Willenhall	1,330,000	100	943
Mul-T-Lock Ltd	520036583 Yavne	13,787,856	90	901
ASSA ABLOY Holdings (SA) Ltd	1948/030356/06 Johannesburg	100,220	100	184
AA US International Holdings, Inc.	040916454 Delaware	100	100	0
ASSA ABLOY Inc	39347-83 Salem, Oregon	100	100	2,259
ABLOY Holdings Ltd	1148165260 St Laurent	1	100	13
ASSA ABLOY Australia Pacific Pty Ltd	ACN 095354582 Oakleigh, Victoria	48,190,000	100	242
ASSA ABLOY South Asia Pte Ltd	199804395K Singapore	3,400,000	100	43
Grupo Industrial Phillips, S.A de C.V.	GIP980312169 Mexico	27,036,635	100	765
Lips Technology BV	33274584 Amsterdam	400	100	0
ASSA ABLOY Innovation AB	556192-3201 Stockholm	2,500	100	1
ASSA ABLOY Hospitality AB	556180-7156 Göteborg	1,000	100	14
WHAIG Limited	EC21330 Bermuda	100,100	100	423
ASSA ABLOY Asia Pacific Ltd	53451 Hong Kong	1,000,000	100	72
Total				**12,202**

File No. 82-34735

Note 18 Shares in associates

2005 Company name	Country of registration	Number of shares	% of share capital	Book value SEK M
Talleres Agui S.A.	Spain	4,802	40	17
Låsgruppen Wilhelm Nielsen AS	Norway	305	50	15
Cerraduras de Colombia Cerracol S.A	Colombia	182,682	29	2
Renato Fattorini SRL	Italy	–	25	2
Other		–	–	1
Total				**37**

2004 Company name	Country of registration	Number of shares	% of share capital	Book value SEK M
Talleres Agui S.A.	Spain	4,802	40	17
Låsgruppen Wilhelm Nielsen AS	Norway	305	50	14
Cerraduras de Colombia Cerracol S.A	Colombia	182,682	29	2
Renato Fattorini SRL	Italy	–	25	2
Other		–	–	1
Total				**36**

Note 19 Deferred tax on income

	Group	
SEK M	**2005**	**2004**
Deferred tax receivables		
Tax-deductible goodwill	696	701
Provisions	415	456
Other deferred tax receivables	238	331
	1,349	**1,488**
Deferred tax liabilities		
Fixed assets	98	157
Other deferred tax liabilities	55	88
	153	**245**
Deferred tax entitlement, net	**1,196**	**1,243**
Change in deferred tax during the year		
At 1 January	1,243	1,344
Exchange-rate differences	45	–43
Acquisitions of subsidiaries	38	1
Reported in income statement	–132	–59
Reported against equity	2	–
At 31 December	**1,196**	**1,243**

The Group has additional tax losses carried forward of some SEK 700 M (500) for which tax receivables have not been recognized.

Note 20 Other long-term financial assets

	Group		Parent company	
SEK M	**2005**	**2004**	**2005**	**2004**
Other shares and participations	12	22	6	6
Interest-bearing long-term receivables	62	31	–	–
Other long-term receivables	97	77	61	61
Total	**171**	**130**	**67**	**67**

Note 21 Inventories

	Group	
SEK M	**2005**	**2004**
Materials and supplies	1,040	874
Work in progress	1,149	968
Finished goods	1,439	1,266
Paid in advance	51	27
Total	**3,679**	**3,135**

SEK 265 M (123) of the inventory value on 31 December 2005 was reported at net realizable value. Direct material costs during the year amounted to SEK 8,059 M (7,162), of which SEK 123 M (81) represented write-downs of inventory.

Note 22 Accounts receivable

	Group	
SEK M	**2005**	**2004**
Accounts receivable	5,102	4,404
Provision for bad debt	–284	–258
Total	**4,818**	**4,146**

There is limited concentration of credit risks associated with accounts receivable because the Group has a large number of customers with a wide international spread.

File No. 82-34735

Note 23 Derivative financial instruments

SEK M	Group 2005	Group 2004
Currency contracts, positive value		
Interest rate swaps – cash flow hedging	1	–
Interest rate swaps – fair value hedging	1	–
Currency basket options	7	–
Currency contracts – held for trading	34	–
	43	–
Currency contracts, negative value		
Interest rate swaps – fair value hedging	7	–
Interest rate swaps – held for trading	1	–
Currency contracts – held for trading	46	–
	54	–
Derivative financial instruments, net (liability)	**11**	**–**

Values of derivative financial instruments at the end of 2004 are reported in the comparatives as accrued interest expenses or accrued interest income.

Note 24 Cash and cash equivalents

SEK M	Group 2005	Group 2004	Parent company 2005	Parent company 2004
Cash and bank balances	916	831	223	2
Short-term investments (duration <3 months)	42	186	610	2
Total	**958**	**1,017**	**833**	**4**

Short-term investments shown in the consolidated balance sheet amounted to SEK 104 M (230) at year-end, of which SEK 62 M (44) were either non-realizable receivables with a term to maturity of over three months or investments in securities. These items are not classified as cash and cash equivalents and are not included in the table above.

Note 25 Borrowings

SEK M	Group 2005	Group 2004	Parent company 2005	Parent company 2004
Long-term loans (A)	2,783	4,225	–	3,104
Convertible debenture loans long-term part (A, B)	943	1,804	943	1,804
Convertible debenture loans short-term part (B)	943	–	943	–
Short-term loans (C)	6,966	5,594	3,842	507
Total	**11,635**	**11,623**	**5,728**	**5,415**

Also see the table 'External funding / Net debt' on Page 64.

(A) Long-term loans

Maturities of long-term loans:

SEK M	Group 2005	Group 2004
Between two and five years	943	5,983
Over five years	2,783	46
Book value	**3,726**	**6,029**
Fair value of long-term loans	3,735	6,152
Securities pledged against long-term loans:		
Real-estate mortgages	70	43
Chattel mortgages	0	0
Total	**70**	**43**

(B) Convertible debenture loans

SEK M	Group 2005	Group 2004
Incentive 2001	943	902
Incentive 2004	943	902
Book value	**1,886**	**1,804**
Fair value of convertible debenture loans	1,886	1,804

Incentive 2001 has a variable interest rate equivalent to 0.9*EURIBOR + 54 basis points. Any conversion of Incentive 2001 will take place in a 30-day period in October and November 2006. Full conversion at a conversion rate of EUR 15.80 for Bond 1, of EUR 19.00 for Bond 2, of EUR 22.10 for Bond 3 and of EUR 25.30 for Bond 4 will add 5,017,432 shares. The dilution effects with full conversion will amount to 1.4 percent of share capital and 0.9 percent of the total number of votes.

Incentive 2004 has a variable interest rate equivalent to 0.9*EURIBOR + 47 basis points. Any conversion of Incentive 2004 will take place in a 90-day period between March and June 2009. Full conversion at a conversion rate of EUR 10.20 for Bond 1, of EUR 12.20 for Bond 2, of EUR 14.30 for Bond 3 and of EUR 16.30 for Bond 4 will add 7,782,155 shares. The dilution effects with full conversion will amount to 2.1 percent of share capital and 1.4 percent of the total number of votes.

Full conversion of both programs will add a total of 12,799,587 shares and result in dilution effects amounting to 3.4 percent of share capital and 2.3 percent of the total number of votes. Each program has a total value of EUR 100 M.

(C) Short-term loans

SEK M	Group 2005	Group 2004
Corporate credit line	272	204
Other short-term loans	6,694	5,390
Book value	**6,966**	**5,594**
Fair value of short-term loans	6,977	5,595

Check credits granted to the Group totaled SEK 1,223 M (1,024), of which SEK 272 M (204) was utilized.

File No. 82-34735

Note 26 Parent company's equity

The Parent company's equity is split between restricted and unrestricted equity. Restricted equity consists of share capital, the reserve fund and the premium reserve. Restricted funds must not be reduced by issue of dividends. Unrestricted equity consists of retained earnings and the year's net income.

The reserve fund contains premiums (amounts received from share issues that exceed the nominal value of the shares) relating to shares issued up to 1996.

The premium reserve contains premiums (amounts received from share issues that exceed the nominal value of the shares) relating to shares issued from 1997 onwards. In accordance with the transition rules relating to the new Swedish Companies Act that came into force on 1 January 2006, the full amount held in the premium reserve on 31 December 2005 has been moved to the reserve fund. From 1 January 2006 the premium reserve is transferred to form part of unrestricted equity.

Note 27 Share capital, number of shares and dividend per share

	Number of shares (thousands)			Share capital
	Series A	Series B	Total	SEK (thousands)
Opening balance at 1 January 2004	19,175	346,743	365,918	365,918
Closing balance at 31 December 2004	**19,175**	**346,743**	**365,918**	**365,918**
Number of votes, thousands	191,753	346,743	538,496	
Opening balance at 1 January 2005	19,175	346,743	365,918	365,918
Closing balance at 31 December 2005	**19,175**	**346,743**	**365,918**	**365,918**
Number of votes, thousands	191,753	346,743	538,496	

All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. All shares are entitled to dividends subsequently issued. Each Series A share carries 10 votes and each Series B share one vote. All issued shares are fully paid-up.

The average number of shares during the year, to the nearest thousand, was 365,918 thousand (365,918). The average number of shares after full conversion of outstanding convertible bonds, similarly rounded, was 378,718 thousand (375,103).

Dividend per share

The dividend paid out during the financial year amounted to a total sum of SEK 951 M (457), corresponding to SEK 2.60 (1.25) per share. At the Annual General Meeting on 25 April 2006, a dividend of SEK 3.25 per share for the year 2005 – a total sum of SEK 1,189 M – will be proposed.

Note 28 Reserves

Group SEK M	Translation reserve	Hedging reserve	Total
Opening balance at 1 January 2004	–	–	0
Currency translation differences	–479	–	–479
Closing balance at 31 December 2004	**–479**	**–**	**–479**
Opening balance at 1 January 2005	–479	–	–479
Effect of changed accounting principle, IAS 39	–	4	4
Adjusted opening balance at 1 January 2005	–479	4	–475
Cash flow hedging instruments, fair value	–	–3	–3
Currency translation differences	1,539	–	1,539
Closing balance at 31 December 2005	**1,060**	**1**	**1,061**

The hedging reserve consists of changes in the fair value of hedging instruments used to hedge cash flows.

The translation reserve consists of all currency translation differences that arise in the translation of financial reports from foreign operations prepared in a currency other than Swedish kronor, the currency used to present the Group's financial reports. Currency translation differences arising from the revaluation of liabilities originating from instruments used to hedge net capital expenditure in foreign operations are also carried to the translation reserve.

File No. 82-34735

Note 29 Pensions

ASSA ABLOY has defined benefit plans in a number of countries, those in the USA and the UK being the most significant ones. In principle, the plans cover all employees and provide benefits based on an employee's service and remuneration at or near retirement. In the USA there are also obligations related to post-retirement medical benefits. The figures below include both defined benefit pension plans and post-retirement medical benefits.

The following amounts are recognized in the income statement:

Pension cost (SEK M)	2005	2004
Defined benefit plans:		
Current service costs	109	119
Interest cost	227	208
Expected return on plan assets	–183	–154
Net actuarial losses (gains)	1	–
Past service costs	–2	–5
Losses (gains) on curtailments/settlements	17	–7
Pension cost, defined benefit plans	**169**	**161**
of which, included in		
Operating income	125	116
Net financial items	44	45
Pension cost, defined contribution plans	**215**	**272**
Total pension cost	**384**	**433**

Pension cost for defined contribution plans is recognized in its entirety in the income statement.

Actuarial gains/losses resulting from changes in the actuarial assumptions for defined benefit pension plans are recognized to the extent that their accumulated amount exceeds the 'corridor', i.e. 10 percent of the higher of the obligation's present value or the fair value of plan assets. The surplus/deficit outside the 10 percent corridor is recognized as income/expense over the expected average remaining service period. Amortization of actuarial gains/losses that arose in 2005 will start in 2006.

The actual return on plan assets regarding defined benefit plans was SEK 282 M (148) in 2005.

The following amounts are recognized in the balance sheet:

Pension obligations (SEK M)	Dec 31 2005	Dec 31 2004
Provisions for defined benefit pension plans	1,560	1,609
Provisions for defined contribution pension plans	74	68
Provisions for pensions, total	*1,634*	*1,677*
Assets regarding defined contribution pension plans	–22	–22
Pension obligations, net	**1,612**	**1,655**

There are no defined benefit plans with surpluses within the Group. Partly funded or unfunded pension plans are reported as provisions for pensions. Out of pension obligations for defined benefit plans, SEK 463 M (382) relates to post-retirement medical benefits.

Specification of pension obligations (SEK M)	2005	2004
Present value of funded defined benefit obligations	4,166	3,294
Fair value of plan assets	–3,009	–2,243
Net value of funded plans	*1,157*	*1,051*
Present value of unfunded defined benefit obligations	726	666
Unrecognized actuarial gains (losses), net	–326	–111
Unrecognized past service cost	3	3
Provisions for defined benefit plans, net	**1,560**	**1,609**

Specification of movements in provision for pensions	2005	2004
Opening balance, provisions for defined benefit plans, net	1,609	1,887
Pension cost, defined benefit plans	169	161
Contributions	–352	–384
Effect of acquisitions/disposals, net	–1	–1
Curtailments	–7	–47
Currency translation differences	142	–7
Closing balance, provisions for defined benefit plans, net	**1,560**	**1,609**

Key actuarial assumptions (weighted average)*	2005	2004
Discount rate	4.7%	5.2%
Expected return on plan assets	7.3%	6.9%
Future salary increases	3.0%	2.1%
Future pension increases	2.3%	1.5%
Future medical benefit increases	15.0%	8.0%
Expected inflation	2.3%	2.5%

* These actuarial assumptions have been used in calculating the defined benefit pension obligations.

Pensions with Alecta

Commitments for old-age pensions and family pensions for salaried employees in Sweden are guaranteed in part through insurance with Alecta. According to statement URA 42 from the Swedish Financial Accounting Standards Council's Emerging Issues Task Force, this is a defined benefit plan that covers many employers. For the 2005 financial year the company has not had access to information making it possible to report this plan as a defined benefit plan. Pension plans in accordance with ITP that are guaranteed through insurance with Alecta are therefore reported as defined contribution plans. The year's contributions that are contracted to Alecta amount to SEK 10 M (9), of which SEK 3 M (2) relates to the Parent company. Alecta's surplus may be distributed to the policy-holders and/or the persons insured. At the end of 2005 Alecta's surplus expressed as collective consolidation level amounted to 128.5 percent (128.0). Collective consolidation level consists of the market value of Alecta's assets as a percentage of its insurance commitments calculated according to Alecta's actuarial calculation assumptions, which do not comply with IAS 19.

File No. 82-34735

Note 30 Other provisions

	Group		
SEK M	Restructuring reserve	Other	Total
At 1 January	586	93	679
Utilized during the year	–298	–5	–303
Currency translation differences	56	–	56
At 31 December	**344**	**88**	**432**
Balance-sheet breakdown:			
Other long-term provisions			88
Other short-term provisions			344
Total			**432**

The restructuring reserve is concerned chiefly with future restructuring measures and is expected to be utilized during 2006.

Note 31 Other short-term liabilities

	Group	
SEK M	2005	2004
Excise duty	145	133
Employee withholding tax	70	62
Advances received	60	40
Social security contributions and other taxes	55	49
Other short-term liabilities	327	393
Total	**657**	**677**

Note 32 Accrued expenses and prepaid income

	Group		Parent company	
SEK M	2005	2004	2005	2004
Personnel-related expenses	1,023	797	31	29
Customer-related expenses	362	220	–	–
Prepaid income	94	58	–	–
Accrued interest expenses	118	54	36	28
Other	816	941	11	7
Total	**2,413**	**2,070**	**78**	**64**

Note 33 Contingent liabilities

	Group		Parent company	
SEK M	2005	2004	2005	2004
Guarantees	120	119	125	118
Guarantees on behalf of subsidiaries	924	692	9,963	7,275
Other	6	6	–	–
Total	**1,050**	**817**	**10,088**	**7,393**

The group has contingent liabilities in the form of bank guarantees and other guarantees that arose in the normal course of business. No significant liabilities are expected to occur through these contingent liabilities.

Note 34 Net debt

	Group	
SEK M	2005	2004
Long-term interest-bearing receivables	–62	–31
Short-term interest-bearing investments	–104	–230
Cash and bank balances	–916	–831
Pension obligations	1,634	1,677
Long-term interest-bearing liabilities	3,726	6,029
Short-term interest-bearing liabilities	7,963	5,594
Total	**12,240**	**12,208**

Note 35 Company acquisitions

2005 SEK M	Total
Cash paid, including direct acquisition costs	393
Unpaid parts of purchase prices	29
Total purchase price	**422**
Fair value of acquired net assets	–173
Goodwill	**249**
Intangible assets	75
Tangible assets	51
Inventories	82
Receivables	135
Cash and cash equivalents	28
Interest-bearing liabilities	–18
Other liabilities	–132
Minority interests	–48
Acquired net assets at fair value	**173**
Acquired net assets at book value	**143**
Purchase prices settled in cash	393
Cash and cash equivalents in acquired subsidiaries	–28
Change in Group cash and cash equivalents resulting from acquisitions	**365**
Net sales in 2005 from times of acquisition	449
EBIT in 2005 from times of acquisition	18
Net income in 2005 from times of acquisition	5
Net sales, full year	617
EBIT, full year	29
Net income, full year	13

No individual major acquisitions were made in 2005. The year's largest acquisitions are described below.

BEST Metaline

On 31 January 2005 the Group acquired 100 percent of the share capital of BEST Metaline, one of South Korea's leading suppliers of lock and door fittings. The acquisition has given ASSA ABLOY a foothold on the South Korean market. BEST Metaline was founded in 1994 and specializes in lock and door fittings and also in automatic doors. The company has a strong position in the customer specification segment serving architects and construction companies. Its goodwill lies mainly in synergies and intangible assets that do not meet the criteria for separate reporting.

Doorman Services

On 1 February 2005 the Group acquired 100 percent of the share capital of Doorman Services, one of the United Kingdom's leading door service companies. The acquisition has strengthened ASSA ABLOY's automatic-door business. Doorman Services supplies installations and servicing of manual and automatic doors and security shutters for stores in Britain. The acquisition gives ASSA ABLOY a strong position in the store segment and the opportunity to offer a broad range of services for the entire entrance environment. Goodwill lies mainly in synergies.

Wangli

On 1 June 2005 ASSA ABLOY acquired 70 percent of Wangli, a leading supplier of high-security doors and high-security locks in China. The company has built up a comprehensive distribution network in China and holds a leading position in its segment. Wangli's business is located in the Zhejiang region of southern China. Its goodwill lies mainly in synergies and intangible assets that do not meet the criteria for separate reporting.

2004 **SEK M**	**Total**
Cash paid, including direct acquisition costs	785
Unpaid parts of purchase prices	19
Total purchase price	**804**
Fair value of acquired net assets	–343
Goodwill	**461**
Intangible assets	79
Tangible assets	83
Inventories	154
Receivables	107
Cash and cash equivalents	43
Interest-bearing liabilities	–13
Other liabilities	–110
Acquired net assets at fair value	**343**
Acquired net assets at book value	**257**
Purchase prices settled in cash	785
Cash and cash equivalents in acquired subsidiaries	–13
Change in Group cash and cash equivalents resulting from acquisitions	**772**
Net sales in 2004 from times of acquisition	696
EBIT in 2004 from times of acquisition	111
Net income in 2004 from times of acquisition	56
Net sales, full year	755
EBIT, full year	120
Net income, full year	63

Note 36 Average number of employees, with breakdown into women and men

Average number of employees by country and by gender

	Women		Men		Total	
Group	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Sweden	585	552	923	836	1,508	1,388
Finland	423	424	686	680	1 108	1 104
Norway	205	202	466	461	672	663
Denmark	128	126	144	152	271	278
United Kingdom	745	780	1,010	927	1,755	1,707
Belgium	65	69	136	132	201	201
Netherlands	103	106	521	551	624	657
France	922	918	1,386	1,444	2,308	2,362
Germany	465	472	802	788	1,268	1,260
Switzerland	207	198	268	250	475	448
Italy	158	242	212	278	370	520
Spain	267	297	577	636	844	933
Czech Republic	505	475	372	376	877	851
Romania	420	385	507	553	927	938
Israel	105	104	267	265	372	369
South Africa	370	360	404	389	774	749
Canada	77	64	322	292	399	356
USA	2,178	1,880	3,919	4,389	6,097	6,269
Mexico	1,791	1,992	1,150	1,235	2,941	3,227
South America	366	141	325	508	691	649
China	1,366	1,082	1,659	1,084	3,025	2,166
Australia	333	396	583	630	916	1,026
New Zealand	140	165	300	328	440	493
Other	272	192	443	354	715	546
Total	**12,196**	**11,622**	**17,382**	**17,538**	**29,578**	**29,160**

	Women		Men		Total	
Parent company	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Sweden	30	20	32	23	62	43
Other	5	4	7	5	12	9
Total	**35**	**24**	**39**	**28**	**74**	**52**

Gender-split in senior management

	Women		Men		Total	
Group	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Board of Directors *	1	1	7	8	8	9
Executive Team	–	–	7	6	7	6
Total	**1**	**1**	**14**	**14**	**15**	**15**

* Excluding employee representatives.

Note 37 Cash flow

SEK M	Group 2005	Group 2004
Adjustments for non-cash items		
Profit on sales of equipment	–14	–18
Change in pension obligations	–4	2
Other	–8	–
Adjustments for non-cash items	**–26**	**–16**
Paid and received interest		
Interest paid	–475	–663
Interest received	20	174
Paid and received interest	**–455**	**–489**
Change in working capital		
Inventory increase/decrease (-/+)	–108	–79
Accounts receivable increase/decrease (-/+)	–95	–135
Accounts payable increase/decrease (+/-)	215	95
Other working capital increase/decrease (-/+)	–122	107
Change in working capital	**–110**	**–12**
Net capital expenditure		
Purchases of tangible and intangible assets	–805	–842
Sales of tangible and intangible assets	138	192
Net capital expenditure	**–667**	**–650**
Investments in subsidiaries		
Acquired assets and liabilities according to acquisition analyses:		
Intangible assets	–324	–671
Tangible assets	–51	–63
Inventory	–82	–135
Accounts receivable	–79	–101
Other receivables	–56	–8
Minority interests	48	–
Long-term liabilities	60	91
Accounts payable	42	52
Other short-term liabilities	30	61
Acquired net debt	–10	–30
Purchase price	**–422**	**–804**
Less, acquired cash and cash equivalents	28	43
Less, unpaid parts of purchase prices	29	–
Plus, paid parts of purchase prices relating to previous years	–19	–143
Investments in subsidiaries	**–384**	**–904**
Investments in associates		
Investments in associates	2	–
Investments in associates	**2**	**–**
Other investments		
Investments in / sales of other shares	10	–4
Investments in / sales of other financial assets	–13	–9
Other investments	**–3**	**–13**

Note 38 Transition to IFRS

Summary

According to the EU, from 2005 onwards quoted companies should prepare their Group accounts in accordance with international accounting principles issued by the International Accounting Standards Board (IASB), which have been endorsed by the EU. The principles are known as International Financial Reporting Standards (IFRS). Accordingly, ASSA ABLOY has adopted IFRS from 2005. The transition to IFRS came into effect from 1 January 2004, which means that comparative figures for 2004 have been adjusted in accordance with IFRS. However, comparatives relating to financial instruments have not been adjusted, since IAS 39 has been adopted only from 1 January 2005. The information given here provides an overview of the impact of the new accounting regulations on the Group's 2004 accounts. In summary, the transition has had the following effects:

- Amortization of goodwill has ceased, and amortization of goodwill charged as a cost during 2004 was reversed.
- Deferred tax receivables relating to future tax-deductible goodwill have been taken into consideration from 1 January 2004.
- Intangible rights pertaining to 2004 acquisitions have been distinguished from goodwill and amortized over their estimated useful life.
- Some provisions for acquisition-related restructuring that did not meet the requirements of IFRS have been expensed.
- Financial instruments are being reported at fair value from 1 January 2005.

Summary of effects on the consolidated income statement for 2004

SEK M	2004	Adjustment	Under IFRS
Sales	25,526	–	25,526
Operating income	2,770	+913	3,683
Net income	1,495	+861	2,356

Summary of effects on the consolidated balance sheet at 31 December 2004

SEK M	2004	Adjustment	Under IFRS
Capital employed*	22,683	+778	23,461
Net debt*	12,208	–	12,208
Equity	10,448	+805	11,253

* See the section 'Definitions of key data terms', page 93.

The transition to IFRS in general

In recent years Swedish accounting practice, through the standards of the Swedish Financial Accounting Standards Council, has moved steadily towards IFRS. However, there remained a number of differences at the transition to IFRS, mainly related to date of adoption and transition rules but also to the changes in IFRS made by the Improvement Project of the IASB.

The transition to IFRS for ASSA ABLOY

ASSA ABLOY introduced IFRS at the start of the 2005 financial year on 1 January 2005, and the opening balance sheet and the quarterly information for 2004 were adjusted in accordance with IFRS at the transition. Earlier financial years were not adjusted, which accords with the transition rules in IFRS 1. The most significant effects concern the reporting of acquisitions, including the reporting of goodwill, and the reporting and valuation of financial instruments. Reclassifications affecting cash and cash equivalents, shareholders' equity, minority interests, provisions and share of income in associates were also carried out to adjust the income statement and the balance sheet to accord with IFRS.

The transition followed the rules of IFRS 1 'First-time Adoption of International Financial Reporting Standards'. IFRS contains some rules offering alternative options, and ASSA ABLOY made the following choices:

- IFRS 3 'Business Combinations' has been adopted prospectively, and no adjustments have been made for acquisitions made before 1 January 2004.
- Accumulated translation differences relating to the translation of foreign operations were zeroed at the time of transition.

Alternative transition rules regarding initial values of tangible fixed assets, compound financial instruments, different transition dates within the Group, classification of financial instruments previously reported, share-based remuneration, and insurance contracts, did not apply to the Group.

Business Combinations

IFRS 3 'Business Combinations' deals with the reporting of company acquisitions. Adjustments relating to allocation of the purchase price were made for acquisitions made after 1 January 2004. Adjustments were also made for restructuring reserves that did not meet the requirements of IFRS because goodwill had diminished and restructuring costs had been set against income. Under IFRS 3 amortization of goodwill has ceased, and the amortization of goodwill set against income in 2004 is reversed in line with IFRS. To the extent that amortization of goodwill is tax-deductible, goodwill has been reduced and the corresponding deferred tax receivables reported, which are then expensed when the tax deduction is utilized.

Amortization of goodwill has been replaced by an annual impairment test. Goodwill and other acquisition-related intangible assets with indefinite life are tested for the need of write-down. The impairment testing is carried out systematically each year on Cash-Generating Units with the aid of a valuation model based on discounted future cash flow.

The acquisition process has changed under IFRS 3, mainly as regards allocation of the purchase price. To a greater extent than before, the purchase price is allocated to identifiable intangible assets, which are amortized over their estimated useful life. The adoption of IFRS 3 has thus affected the accounting for acquisitions of companies but not the Group's acquisition strategy.

Financial instruments

IAS 39 'Financial Instruments' has been adopted from 1 January 2005, without adjustment of comparatives. The accumulated effects of revaluation of financial instruments in accordance with IAS 39, SEK -77 M, has been reported as an adjustment of equity. The adoption of IAS 39 represents a change in accounting principles and has been reported as a reduction in unrestricted reserves. Reporting of financial instruments under IAS 39 is giving rise to increased volatility in both the income statement and the balance sheet because of fair-value adjustments. These fluctuations are relatively limited for ASSA ABLOY. ASSA ABLOY has used financial instruments chiefly to hedge transaction exposure and in Treasury operations. Changed methods of carrying out hedging operations in 2005 have limited fluctuation effects following the adoption of IAS 39. Also see the section on Financial Risk Management, page 63–65.

Effects on key data

The adoption of IFRS has had a positive effect on ASSA ABLOY's key data. For example, Return on capital employed[1], Return on shareholders' equity[1], Earnings per share[1] and Net debt / Equity ratio[1] have improved, mainly because goodwill is no longer amortized.

Reconciliation of financial reports produced in accordance with earlier Swedish accounting rules ('SW GAAP') and IFRS

The reconciliation on the following pages shows the effects of the change to IFRS on the balance sheets at 1 January 2004 and 31 December 2004 and the income statement for 2004. IAS 39 was adopted from 1 January 2005 and the effects of that change (SEK –77 M in unrestricted reserves) are therefore not shown in the reconciliation. A summary of the adjustments made appears on page 89.

[1] See the section 'Definitions of key data terms', page 93.

File No. 82-34735

IFRS adjustments

Balance sheet at 1 January 2004

	Note	EUR M			SEK M		
		SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
ASSETS							
Non-current assets							
Goodwill	B, C	1,628	–105	1,523	14,766	–952	13,814
Intangible rights		18		18	167		167
Tangible assets	B	588	11	599	5,329	102	5,431
Shares in associates		4		4	37		37
Other long-term financial assets		19		19	173		173
Deferred tax receivables	B, C	94	85	179	856	770	1,626
Total non-current assets		**2,351**	**–9**	**2,342**	**21,328**	**–80**	**21,248**
Current assets							
Inventories		334		334	3,030		3,030
Accounts receivable		455		455	4,131		4,131
Current tax receivables		15		15	139		139
Other short-term receivables		28		28	253		253
Prepaid expenses and accrued income		23		23	207		207
Short-term investments	E	41	–18	23	375	–167	208
Cash and bank balances	E	79	–79	–	713	–713	–
Cash and cash equivalents	E	–	97	97	–	880	880
Total current assets		**975**	**0**	**975**	**8,848**	**0**	**8,848**
TOTAL ASSETS		**3,326**	**–9**	**3,317**	**30,176**	**–80**	**30,096**
Assets pledged		5		5	46		46
EQUITY AND LIABILITIES							
Equity							
Share capital		40		40	366		366
Restricted reserves	D	1,005	–1,005	–	9,118	–9,118	–
Other contributed capital	D	–	982	982	–	8,905	8,905
Reserves		–		–	–		–
Unrestricted reserves	D	41	–41	–	370	–370	–
Net income	D	1	–1	–	9	–9	–
Retained earnings including net income	B, D	–	62	62	–	560	560
Minority interests	F	–	2	2	–	16	16
Total equity		**1,087**	**–1**	**1,086**	**9,863**	**–16**	**9,847**
Minority interests	F	**2**	**–2**	**0**	**16**	**–16**	**0**
Provisions							
Pension provisions	G	208	–208	–	1,887	–1,887	–
Deferred tax liabilities	H	31	–31	–	283	–283	–
Other provisions	I	103	–103	–	935	–935	–
Total provisions		**342**	**–342**	**0**	**3,105**	**–3,105**	**0**
Non-current liabilities							
Long-term loans		881		881	7,987		7,987
Convertible debenture loans		100		100	907		907
Deferred tax liabilities	H	–	31	31	–	283	283
Pension obligations	G	–	208	208	–	1,887	1,887
Other long-term provisions	I	–	38	38	–	349	349
Other long-term liabilities		11		11	100		100
Total non-current liabilities		**992**	**277**	**1,269**	**8,994**	**2,519**	**11,513**
Current liabilities							
Short-term loans		421		421	3,821		3,821
Accounts payable		164		164	1,489		1,489
Current tax liabilities		28		28	250		250
Short-term provisions	I	–	65	65	–	586	586
Other short-term liabilities		85		85	776		776
Accrued expenses and prepaid income	B	205	–6	199	1,862	–48	1,814
Total current liabilities		**903**	**59**	**962**	**8,198**	**538**	**8,736**
TOTAL EQUITY AND LIABILITIES		**3,326**	**–9**	**3,317**	**30,176**	**–80**	**30,096**
Contingent liabilities		77		77	696		696

File No. 82-34735

IFRS adjustments

Balance sheet at 31 December 2004

	Note	EUR M			SEK M		
		SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
ASSETS							
Non-current assets							
Goodwill	A,B,C	1,553	–10	1,543	14,012	–95	13,917
Intangible rights	B	16	8	24	142	79	221
Tangible assets	B	572	13	585	5,163	116	5,279
Shares in associates		4		4	36		36
Other long-term financial assets		14		14	130		130
Deferred tax receivables	B, C	88	77	165	793	695	1,488
Total non-current assets		**2,247**	**88**	**2,335**	**20,276**	**795**	**21,071**
Current assets							
Inventories		348		348	3,135		3,135
Accounts receivable		460		460	4,146		4,146
Current tax receivables		19		19	172		172
Other short-term receivables		30		30	266		266
Prepaid expenses and accrued income		29		29	266		266
Short-term investments	E	25	–21	4	230	–186	44
Cash and bank balances	E	92	–92	–	831	–831	–
Cash and cash equivalents	E	–	113	113	–	1,017	1,017
Total current assets		**1,003**		**1,003**	**9,046**		**9,046**
TOTAL ASSETS		**3,250**	**88**	**3,338**	**29,322**	**795**	**30,117**
Assets pledged		5		5	43		43
EQUITY AND LIABILITIES							
Equity							
Share capital		41		41	366		366
Restricted reserves	D	1,009	–1,009	–	9,106	–9,106	–
Other contributed capital	D	–	984	984	–	8,887	8,887
Reserves	D	–	–53	–53	–	–479	–479
Unrestricted reserves	D	–56	56	–	–519	519	–
Net income	D	164	–164	–	1,495	–1,495	–
Retained earnings including net income	A,B,C,D	–	272	272	–	2,452	2,452
Minority interests	F	–	3	3	–	27	27
Total equity		**1,158**	**89**	**1,247**	**10,448**	**805**	**11,253**
Minority interests	F	**3**	**–3**	**0**	**27**	**–27**	**0**
Provisions							
Pension provisions	G	186	–186	–	1,677	–1,677	–
Deferred tax liabilities	H	23	–23	–	209	–209	–
Other provisions	I	75	–75	–	679	–679	–
Total provisions		**284**	**–284**	**0**	**2,565**	**–2,565**	**0**
Non-current liabilities							
Long-term loans		468		468	4,225		4,225
Convertible debenture loans		200		200	1,804		1,804
Deferred tax liabilities	H	–	27	27	–	245	245
Pension obligations	G	–	186	186	–	1,677	1,677
Other long-term provisions	I	–	10	10	–	93	93
Other long-term liabilities		8		8	68		68
Total non-current liabilities		**676**	**223**	**899**	**6,097**	**2,015**	**8,112**
Current liabilities							
Short-term loans		620		620	5,594		5,594
Accounts payable		169		169	1,521		1,521
Current tax liabilities		34		34	304		304
Short-term provisions	I	–	65	65		586	586
Other short-term liabilities		75		75	677		677
Accrued expenses and prepaid income	B	232	–2	230	2,089	–19	2,070
Total current liabilities		**1,129**	**63**	**1,193**	**10,185**	**567**	**10,752**
TOTAL EQUITY AND LIABILITIES		**3,250**	**88**	**3,338**	**29,322**	**795**	**30,117**
Contingent liabilities		91		91	817		817

File No. 82-34735

IFRS adjustments

Income statement for 2004

	Note	EUR M SW GAAP	EUR M Adjustment	EUR M IFRS	SEK M SW GAAP	SEK M Adjustment	SEK M IFRS
Sales		2,799		2,799	25,526		25,526
Cost of goods sold	B	–1,661	–8	–1,669	–15,148	–73	–15,221
Gross income		**1,138**	**–8**	**1,130**	**10,378**	**–73**	**10,305**
Selling expenses		–468		–468	–4,272		–4,272
Administration expenses		–206		–206	–1,883		–1,883
R&D costs		–55		–55	–500		–500
Other operating income and expenses		2		2	24		24
Amortization of goodwill	A	–107	107	–	–978	978	–
Share of earnings in associates		–	1	1	–	8	8
Operating income		**304**	**100**	**404**	**2,770**	**913**	**3,683**
Net financial items		–53		–53	–484		–484
Share of earnings in associates	J	1	–1	–	8	–8	–
Income before tax		**252**	**99**	**351**	**2,294**	**905**	**3,199**
Tax	B, C	–87	–6	–93	–792	–51	–843
Minority interests	F	–1	1	–	–7	7	–
Net income		**164**	**94**	**258**	**1,495**	**861**	**2,356**
Allocation of net income:							
Shareholders in ASSA ABLOY AB				257			2,349
Minority interests				1			7
Earnings per share							
after tax and before dilution, SEK					4.09	2.33	6.42
after tax and dilution, SEK					4.05	2.28	6.33

The table below shows the adjustments (A–J) made in the balance sheets and the income statement presented above. Where an item in a balance sheet or the income statement is affected by several different types of adjustment (Notes A–D), a breakdown and totals are given. The amounts of the other adjustments are given directly in the balance sheets and the income statement above.

Summary of IFRS adjustments (SEK M)

Note	Adjustment	Balance sheet at 1 January 2004 Goodwill	Balance sheet at 1 January 2004 Deferred tax receivables	Balance sheet at 1 January 2004 Retained earnings	Income statement for 2004 Tax charge	Balance sheet at 31 December 2004 Goodwill	Balance sheet at 31 December 2004 Deferred tax receivables	Balance sheet at 31 December 2004 Retained earnings
A	Reversal of goodwill amortization for 2004					929		929
B	Acquisition-related adjustments	–166	–16	–32	9	–267	–6	–94
C	Deferred tax on tax-deductible goodwill	–786	786		–60	–757	701	–57
D	Reclassification of equity			592				1,674
		–952	**770**	**560**	**–51**	**–95**	**695**	**2,452**

E	Cash and bank balances and Short-term investments (<3 months) moved to Cash and cash equivalents
F	Minority interests moved into Equity
G	Pension provisions moved from Provisions to Liabilities
H	Deferred tax moved from Provisions to Liabilities
I	Other provisions split up and moved to Current / Non-current liabilities
J	Share of earnings in associates moved into Operating income

File No. 82-34735

2001

Organic growth was held back by rationalization of the product range, mainly in acquired units. The reported operating margin was reduced by dilution from acquired units.

Nine companies in total were acquired during the year – including a majority stake in the US steel-door manufacturer UDP, plus Tesa in Spain, Phillips in Mexico and Interlock in New Zealand – which added strength in both geographical and product terms.

In 2001 ASSA ABLOY changed its financing, largely replacing the previous bank financing with capital-market-based long-term bonds and short-term financing. A convertible-based incentive program for the Group's employees was launched.

2002

The year saw continuing improvements and growth despite difficult market conditions. ASSA ABLOY's long-term efforts to reduce working capital and achieve cost-efficient investments produced a very strong cash flow. Operating cash flow after payment of tax amounted to SEK 3 billion, an increase of 67 percent over 2001. A more precise focus was directed towards Group-wide purchasing, with targets set for reducing the number of suppliers and exploiting Group synergies.

Besam, the world leader in automatic doors, was acquired during the year.

2003

Business was affected by weak demand in major markets in Europe and North America. Substantial negative exchange-rate effects due mainly to the weak US dollar reduced figures for both sales and earnings. The main acquisitions were in Europe in the Identification sector.

Following the appointment of Bo Dankis as the Group's new President and CEO, a new organization consisting of four divisions (EMEA, Americas, Asia Pacific and Global Technologies) was implemented. The Executive Team was reduced from 17 people to seven. A two-year action program entitled Leverage & Growth was launched towards the end of the year. Restructuring costs linked to the action program amounted to SEK 1,320 M. The aims of the program were to realize Group synergies and strengthen sustainable organic growth.

2004

Some recovery in demand on major markets contributed to a notable improvement in organic growth. Acquisitions contributed to business performance in the EMEA and Global Technologies divisions. Negative exchange-rate effects continued to decrease reported sales and earnings. The operating margin rose in response to better sales volumes and savings from the ongoing action program, while higher costs for important metals were neutralized by higher selling prices and changes in the purchasing structure. Operating cash flow was strong as usual.

During the year ASSA ABLOY refined the Group's strategy with the aims of strengthening organic growth in ASSA ABLOY's core business and in certain attractive and fast-growing markets and product segments, and of better exploiting the Group's size to generate significant savings, especially in production and purchasing.

2005

Sales were relatively weak at the start of the year but then steadily improved, which resulted in good organic growth for the year as a whole. The Group's performance was founded on good demand in the US market. A number of relatively small companies were acquired, mainly in the Asia Pacific and Global Technologies divisions.

The Leverage & Growth program was concluded by the end of the year. The program has contributed to increasing the Group's efficiency and productivity, with annual savings of around SEK 450 M. Operating margin and operating cash flow both improved during the year. Johan Molin succeeded Bo Dankis as President and CEO.

ASSA ABLOY strengthened its overall position by focusing on customer value both in its traditional business and in segments of rather higher market growth such as electromechanical locks, automatic doors, access control systems and identification technology.

Five years in summary

(Amounts in SEK M unless stated otherwise)	2001	2002	2003	2004[1]	2005
	2001-2003 have not been adjusted for IFRS				
Sales and income					
Sales	22,510	25,397	24,080	25,526	27,802
Organic growth, %	3	2	0	5	5
Acquired growth, %	44	15	5	5	1
Operating income before depreciation / amortization (EBITDA)	4,020	4,545	4,249	4,606	4,960
Depreciation / amortization	1,721	1,907	1,856	923	882
Operating income (EBIT)	2,133	2,638	1,073	3,683	4,078
Income before tax (EBT)	1,476	2,015	583	3,199	3,556
Net income	949	1,270	9	2,356	2,613
Cash flow					
Cash flow from operating activities	2,631	3,847	3,180	3,339	3,450
Cash flow from investing activities	–7,112	–4,268	–1,827	–1,505	–1,052
Cash flow from financing activities	4,259	568	–1,772	–1,734	–2,325
Cash flow	–222	146	–419	100	73
Operating cash flow	2,338	3,525	3,265	3,439[3]	3,702[3]
Capital employed and financing					
Capital employed	27,861	26,701	22,984	23,461	26,653
– of which, goodwill	16,371	16,213	14,766	13,917	15,716
Net debt	15,534	13,989	12,290	12,208	12,240
Minority interests	481	331	16	27	71
Shareholders' equity (excluding minority interests)	11,846	12,381	10,678	11,226	14,342
Data per share, SEK					
Earnings per share after tax and before dilution	2.99[2]	3.53	3.30[2]	6.42	7.13
Earnings per share after tax and dilution (EPS)	2.98[2]	3.53	3.31[2]	6.33	6.97
Cash earnings per share after tax and dilution (CEPS)	8.07[2]	9.08	8.61[2]	8.93	9.64
Shareholders' equity per share after dilution	35.80	35.85	31.23	34.74	42.85
Dividend per share (for 2005, as proposed by the Board)	1.00	1.25	1.25	2.60	3.25
Price of Series B share at year-end	151.00	99.50	85.50	113.50	125.00
Key data					
Gross margin (EBITDA), %	17.9	17.9	17.6	18.0	17.8
Operating margin (EBIT), %	10.2[2]	10.4	9.9[2]	14.4	14.7
Profit margin (EBT), %	7.3[2]	7.9	7.9[2]	12.5	12.8
Return on capital employed, %	9.7[2]	9.9	9.6[2]	15.3	15.9
Return on shareholders' equity, %	8.9[2]	9.9	9.9[2]	20.0	18.1
Equity ratio, %	35.6	38.2	35.9	37.4	42.8
Net debt / equity ratio, times	1.31	1.13	1.15	1.09	0.85
Interest coverage ratio, times	3.5	3.9	4.7	7.6	8.2
Interest on convertible debenture loan after tax, SEK M	9.0	27.2	17.8	24.0	33.1
Number of shares, thousands	353,751	365,918	365,918	365,918	365,918
Number of shares after dilution, thousands	361,730	370,935	370,935	378,718	378,718
Average number of employees	24,211	28,754	28,708	29,160	29,578

[1] 2004 has been adjusted for IFRS – see information about main effects in Note 38 on pages 85-89.
[2] Excluding non-recurring items.
[3] Excluding restructuring payments.

File No. 82-34735

THE GROUP IN SUMMARY (Amounts in SEK M unless stated otherwise)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full year 2005
Sales	6,283	6,533	6,447	6,263	25,526	6,269	6,984	7,019	7,530	27,802
Organic growth	3%	7%	6%	4%	5%	2%	6%	5%	7%	5%
Gross income	**2,487**	**2,658**	**2,621**	**2,539**	**10,305**	**2,544**	**2,860**	**2,851**	**3,039**	**11,294**
Gross income / Sales	39.6%	40.7%	40.7%	40.5%	40.4%	40.6%	41.0%	40.6%	40.4%	40.6%
Operating income before depreciation / amortization (EBITDA)	**1,102**	**1,165**	**1,189**	**1,150**	**4,606**	**1,102**	**1,243**	**1,317**	**1,298**	**4,960**
Gross margin (EBITDA)	17.5%	17.8%	18.4%	18.4%	18.0%	17.6%	17.8%	18.8%	17.2%	17.8%
Depreciation / amortization	–233	–236	–224	–230	–923	–212	–221	–214	–235	–882
Operating income (EBIT)	**869**	**929**	**965**	**920**	**3,683**	**890**	**1,022**	**1,103**	**1,063**	**4,078**
Operating margin (EBIT)	13.8%	14.2%	15.0%	14.7%	14.4%	14.2%	14.6%	15.7%	14.1%	14.7%
Net financial items	–118	–121	–127	–118	–484	–126	–122	–134	–140	–522
Income before tax (EBT)	**751**	**808**	**838**	**802**	**3,199**	**764**	**900**	**969**	**923**	**3,556**
Profit margin (EBT)	12.0%	12.4%	13.0%	12.8%	12.5%	12.2%	12.9%	13.8%	12.3%	12.8%
Tax	–196	–210	–221	–216	–843	–205	–243	–263	–232	–943
Net income	**555**	**598**	**617**	**586**	**2,356**	**559**	**657**	**706**	**691**	**2,613**
Allocation of net income:										
Shareholders in ASSA ABLOY AB	553	596	615	585	2,349	558	654	705	691	2,608
Minority interests	2	2	2	1	7	1	3	1	0	5

OPERATING CASH FLOW	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full year 2005
Operating income (EBIT)	869	929	965	920	3 683	890	1 022	1,103	1,063	4,078
Depreciation / amortization	233	236	224	230	923	212	221	214	235	882
Net operating capital expenditure	–123	–166	–146	–215	–650	–140	–161	–135	–231	–667
Change in working capital	–344	–184	142	374	–12	–333	–201	102	322	–110
Paid and received interest	–45	–144	–67	–233	–489	–83	–80	–87	–205	–455
Non-cash items	25	–19	–36	14	–16	3	12	–7	–34	–26
Operating cash flow[1]	**615**	**652**	**1,082**	**1,090**	**3,439**	**549**	**813**	**1,190**	**1,150**	**3,702**
Operating cash flow / Income before tax	0.82	0.81	1.29	1.36	1.08	0.72	0.90	1.23	1.25	1.04

CHANGE IN NET DEBT	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full year 2005
Net debt at start of period	13,454	14,481	14,570	13,387	13,454	12,208	12,499	13,860	12,769	12,208
Effects of IFRS (IAS 39)	–	–	–	–	–	77	–	–	–	77
Operating cash flow	–615	–652	–1 082	–1,090	–3,439	–549	–813	–1,190	–1,150	–3,702
Restructuring payments	35	45	112	129	321	56	59	42	141	298
Tax paid	164	322	103	161	750	167	373	122	257	919
Acquisitions	830	23	–27	103	929	111	123	66	113	413
Dividend	–	457	–	–	457	–	951	–	–	951
Translation differences	613	–106	–289	–482	–264	429	668	–131	110	1,076
Net debt at end of period	**14,481**	**14,570**	**13,387**	**12,208**	**12,208**	**12,499**	**13,860**	**12,769**	**12,240**	**12,240**
Net debt / equity ratio	1.36	1.35	1.20	1.09	1.09	1.03	1.07	0.94	0.85	0.85

NET DEBT	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Long-term interest-bearing receivables	–57	–34	–35	–31	–37	–40	–36	–62
Short-term interest-bearing investments	–263	–160	–232	–230	–171	–249	–147	–104
Cash and bank balances	–859	–1,062	–878	–831	–896	–881	–945	–916
Pension obligations	1,954	1,946	1,782	1,677	1,739	1,860	1,601	1,634
Long-term interest-bearing liabilities	9,032	8,980	8,861	6,029	6,138	8,068	7,908	3,726
Short-term interest-bearing liabilities	4,674	4,900	3,889	5,594	5,726	5,102	4,388	7,963
Total	**14,481**	**14,570**	**13,387**	**12,208**	**12,499**	**13,860**	**12,769**	**12,240**

[1] Excluding restructuring payments.

File No. 82-34735

CAPITAL EMPLOYED AND FINANCING	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Capital employed	25,159	25,350	24,577	23,461	24,675	26,759	26,292	26,653
– of which, goodwill	14,611	14,644	14,382	13,917	14,562	15,631	15,519	15,716
Net debt	14,481	14,570	13,387	12,208	12,499	13,860	12,769	12,240
Minority interests	17	20	20	27	29	79	74	71
Shareholders' equity (excl. minority interests)	10,661	10,760	11,169	11,226	12,147	12,820	13,449	14,342

DATA PER SHARE SEK	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full year 2005
Earnings per share after tax and before dilution	1.51	1.62	1.68	1.60	6.42	1.52	1.79	1.93	1.89	7.13
Earnings per share after tax and dilution	1.50	1.61	1.65	1.57	6.33	1.49	1.75	1.89	1.84	6.97
Cash earnings per share after tax and dilution	2.12	2.26	2.28	2.27	8.93	2.11	2.36	2.75	2.42	9.64
Shareholders' equity per share after dilution	31.24	33.88	34.72	34.74	34.74	36.90	38.84	40.44	42.85	42.85

NUMBER OF SHARES	March 2004	June 2004	Sept 2004	Dec 2004	March 2005	June 2005	Sept 2005	Dec 2005
Number of shares before dilution, thousands [3]	365,918	365,918	365,918	365,918	365,918	365,918	365,918	365,918
Number of shares after dilution, thousands [3]	370,935	371,449	373,889	375,103	378,718	378,718	378,718	378,718

[3] Accumulated weighted average.

Definitions of key data terms

Organic growth:
Change in sales for comparable units after adjustments for acquisitions and exchange-rate effects.

Gross margin (EBITDA):
Operating income before depreciation and amortization as a percentage of sales.

Operating margin (EBIT):
Operating income as a percentage of sales.

Profit margin (EBT):
Income before tax as a percentage of sales.

Operating cash flow:
See consolidated operating cash flow for definitions.

Net capital expenditure:
Investments in fixed assets less disposals of fixed assets.

Depreciation:
Depreciation/amortization of tangible and intangible fixed assets.

Net debt:
Interest-bearing liabilities less interest-bearing assets.

Capital employed:
Total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liability.

Equity ratio:
Shareholders' equity as a percentage of total assets.

Interest coverage ratio:
Income before tax plus net interest divided by net interest.

Return on shareholders' equity:
Net income excluding minority interests, plus interest expenses after tax for convertible debenture loans, as a percentage of average shareholders' equity (excluding minority interests) after dilution.

Return on capital employed:
Income before tax plus net interest as a percentage of average capital employed.

Earnings per share after tax and before dilution:
Net income excluding minority interests divided by weighted average number of shares before dilution.

Earnings per share after tax and dilution:
Net income excluding minority interests, plus interest expenses after tax for convertible debenture loans, divided by weighted average number of shares after dilution.

Cash earnings per share after tax and dilution:
Net income plus interest expenses after tax for convertible debenture loans, plus depreciation and amortization, less share of earnings in associates and adjustments for changes in deferred tax, divided by weighted average number of shares after dilution.

Shareholders' equity per share after dilution:
Equity excluding minority interests, plus convertible debenture loan, divided by number of shares after dilution.

File No. 82-34735

The following retained earnings are available for disposition
by the shareholders at the Annual General Meeting:

Net income for the year: SEK 715 M
Retained earnings brought forward: SEK 4,892 M
TOTAL: SEK 5,607 M

The Board of Directors and the President and CEO propose that a dividend of SEK 3.25 per share, a maximum total of SEK 1,189 M, be distributed to shareholders and that the remainder, SEK 4,418 M, be carried forward to the new financial year.

Friday 28 April 2006 has been proposed as the qualification day for dividends. If the Annual General Meeting confirms this proposal, the dividend is expected to be distributed by VPC AB on Thursday 4 May 2006.

Stockholm, 9 February 2006

Georg Ehrnrooth
Chairman

Melker Schörling
Vice Chairman

Carl-Henric Svanberg
Vice Chairman

Johan Molin
President and CEO

Carl Douglas

Gustaf Douglas

Per-Olof Eriksson

Lotta Lundén

Sven-Christer Nilsson

Seppo Liimatainen
Employee representative

Mats Persson
Employee representative

Our audit report was issued on 9 February 2006

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

File No. 82-34735

To the Annual General Meeting of the shareholders of ASSA ABLOY AB
Corporate identity number 556059-3575

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President and CEO of ASSA ABLOY AB (publ) for the year 2005. The Board of Directors and the President and CEO are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and CEO and significant estimates made by the Board of Directors and the President and CEO when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President and CEO. We also examined whether any Board member or the President and CEO has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the Parent company and the Group be adopted, that the profit of the Parent company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President and CEO be discharged from liability for the financial year.

Stockholm 9 February 2006

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Share price movement in 2005

The closing price of ASSA ABLOY's Series B share at the end of 2005 was SEK 125.00 (113.50), corresponding to a market capitalization of SEK 45,740 M (41,532). The price of the ASSA ABLOY share thus rose by 10 percent compared with its closing price at the end of 2004. During the same period, the all-share index of the Stockholm Stock Exchange (OMXS) rose by 33 percent. The highest closing price for the share was SEK 126.00, recorded on 29 December, and the lowest was SEK 89.25, recorded on 28 April.

Listing and trading

ASSA ABLOY AB has been listed on the Stockholm Stock Exchange since 8 November 1994. In October 1995 the share was moved to the A list.

During 2005 a total of 648 million shares (594) were traded, which is an average of 2.6 million shares (2.3) per trading day and represents about 180 percent (165) of the listed shares.

Ownership structure

The number of shareholders at year-end was 31,702 (30,191). Investors outside Sweden accounted for 41 percent (36) of the capital and 28 percent (24) of the votes. The ten largest shareholders accounted for some 37 percent (37) of the share capital and 57 percent (57) of the votes. Shareholders with more than 50,000 shares represented about 1 percent of the total number of shareholders and accounted for 91 percent of the capital and 94 percent of the votes.

Share capital and voting rights

The share capital at year-end amounted to SEK 365,918,034, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote. The trading lot is 200 shares.

Dividend and dividend policy

The Board of Directors and President propose that SEK 3.25 per share (2.60) – a maximum total amount of SEK 1,189 M – be paid as a dividend to shareholders for the 2005 financial year, corresponding to a direct return of 2.6 percent (2.3) on the Series B share. The aim is that, in the long term, the dividend should correspond to 33–50 percent of ASSA ABLOY's earnings after standard tax of 28 percent, but always taking into account ASSA ABLOY's long-term financial requirements.

SHARE PRICE MOVEMENT AND TRADING 1996–2005


200
150
100
50
10
96 97 98 99 00 01 02 03 04 05
100,000
80,000
60,000
40,000
20,000
(c) SIX
B Share
OMXS
Shares traded, 1,000s (incl. off-floor trading)

DIVIDEND PER SHARE 1996–2005


SEK
3.5
2.8
2.1
1.4
0.7
0.0
96 97 98 99 00 01 02 03 04 05
Dividend per share, SEK (2005 proposed dividend)

Data per share

SEK/share [1]	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Earnings after tax and dilution [8]	0.93	1.23	1.76	2.00 [3]	2.73	2.98 [2]	3.53	3.31 [2]	6.33	6.97
Dividend	0.30	0.43	0.60	0.74	0.90	1.00	1.25	1.25	2.60	3.25 [4]
Direct yield, % [5]	1.0	0.8	0.8	0.6	0.5	0.7	1.3	1.5	2.3	2.6
Dividend % [6, 8]	31.6	31.6	33.5	32.6	30.9	30.5	32.2	33.9	42.0	47.6
Share price at end of period	29.28	51.24	75.65	119.50	184.50	151.00	99.50	85.50	113.50	125.00
Highest share price	28.97	52.95	92.73	140.00	206.70	186.00	159.50	110.00	113.50	126.00
Lowest share price	12.38	28.69	48.07	73.21	110.50	94.50	76.50	67.00	84.00	89.25
Shareholders' equity [8]	5.40	8.64	9.93	16.95 [3]	30.58 [3]	35.80	35.85	31.23	34.74	42.85
Number of shares (thousands) [7]	265,396	295,448	295,448	324,200	356,712	361,730	370,935	370,935	378,718	378,718

[1] Adjustment made for new issues.
[2] Excluding non-recurring items.
[3] Key data adjusted following change in accounting principle.
[4] Proposed dividend.
[5] Dividend as percentage of share price at end of period.
[6] Dividend as percentage of adjusted earnings in line with dividend policy.
[7] After dilution.
[8] 1996–2003 have not been adjusted for IFRS.

File No. 82-34735

ASSA ABLOY's 10 largest shareholders

Based on the share register at 31 December 2005.

Owner	A shares	B shares	Capital, %	Voting rights, %
Investment AB Latour	6,746,425	19,000,000	7.0%	16.1%
Säkl	7,118,818	2,000,000	2.5%	13.6%
Melker Schörling and companies	5,310,080	9,296,636	4.0%	11.6%
Alecta		18,375,000	5.0%	3.4%
Wärtsilä Corporation		17,270,350	4.7%	3.2%
Robur unit trusts		17,247,595	4.7%	3.2%
SEB unit trusts		10,224,530	2.8%	1.9%
SHB/SPP unit trusts		9,500,612	2.6%	1.8%
Nordea unit trusts		6,662,811	1.8%	1.2%
Second Swedish National Pension Fund		6,418,026	1.8%	1.2%
Other shareholders		230,747,151	63.1%	42.9%
Total number	**19,175,323**	**346,742,711**	**100.0%**	**100.0%**

Source: SIS Ägarservice AB and VPC AB.

OWNERSHIP STRUCTURE (BY SHARE CAPITAL)


Latour 7.0
Alecta 5.0
Wärtsilä Corporation 4.7
Robur unit trusts 4.7
Melker Schörling 4.0
Säkl 2.5
Other Swedish individuals 7.0
Other Swedish shareholders 28.9
Other foreign shareholders 36.2

OWNERSHIP STRUCTURE (BY VOTES)


Latour 16.1
Säkl 13.6
Melker Schörling 11.6
Alecta 3.4
Wärtsilä Corporation 3.2
Robur unit trusts 3.2
Other Swedish individuals 4.7
Other Swedish shareholders 19.6
Other foreign shareholders 24.6

Share capital

Year	Transaction	A shares	C shares	B shares	Share capital, SEK*
1989			20,000		2,000,000
1994	100:1 split			2,000,000	2,000,000
1994	Bonus issue				
1994	Non-cash issue	1,746,005	1,428,550	50,417,555	53,592,110
1996	New share issue	2,095,206	1,714,260	60,501,066	64,310,532
1996	Conversion of C shares into A shares	3,809,466		60,501,066	64,310,532
1997	New share issue	4,190,412		66,541,706	70,732,118
1998	Converted debentures	4,190,412		66,885,571	71,075,983
1999	Converted debentures before split	4,190,412		67,179,562	71,369,974
1999	Bonus issue				
1999	4:1 split	16,761,648		268,718,248	285,479,896
1999	New share issue	18 437,812		295,564,487	314,002,299
1999	Converted debentures after split and new issues	18,437,812		295,970,830	314,408,642
2000	Converted debentures	18,437,812		301,598,383	320,036,195
2000	New share issue	19,175,323		313,512,880	332,688,203
2000	Non-cash issue	19,175,323		333,277,912	352,453,235
2001	Converted debentures	19,175,323		334,576,089	353,751,412
2002	New share issue	19,175,323		344,576,089	363,751,412
2002	Converted debentures	19,175,323		346,742,711	365,918 034
	Number of shares after dilution	19,175,323		359,542,298	378,717,621

* 1 SEK per share – number of shares at end of period.
Source: SIS Ägarservice AB and VPC AB.

File No. 82-34735

Convertible debentures for personnel

The ASSA ABLOY Group has issued several convertible debentures to employees in the Group. The first debenture was issued in 1995 and about 400 employees participated in the issue. The debenture amounted to about SEK 75 M and ran from 29 June 1995 to 30 June 2000. The second debenture was issued in 1997. A total of 1,400 employees participated in this issue. This debenture amounted to SEK 250 M and ran from 8 December 1997 to 2 December 2002.

In 2001 a convertible debenture, Incentive 2001, was issued, based on four series of convertible bonds each with a value of EUR 25 M. The only difference between the series of bonds is the conversion price. On full conversion, at a conversion price for Series 1 of EUR 15.80, Series 2 of EUR 19.00, Series 3 of EUR 22.10 and Series 4 of EUR 25.30, an additional 5,017,432 shares would be created. Any conversion of Incentive 2001 will take place in a 30-day period in October and November 2006.

In 2004 a further convertible debenture, Incentive 2004, was issued. Like Incentive 2001, this is based on four series of convertible bonds each with a value of EUR 25 M. The only difference between the series of bonds is the conversion price. On full conversion, at a conversion price for Series 1 of EUR 10.20, Series 2 of EUR 12.20, Series 3 of EUR 14.30 and Series 4 of EUR 16.30, an additional 7,782,155 shares would be created. Any conversion of Incentive 2004 will take place in a 90-day period between March and June 2009.

Over 4,000 employees in more than 15 countries are participating in the two current Incentive programs, Incentive 2001 and Incentive 2004.

Financial analysts who follow ASSA ABLOY

Company	Name	Telephone number	E-mail
ABG Sundal Collier	Anders Jegers	+44 207 905 5631	anders.jegers@abgsc.com
Alfred Berg ABN AMRO	Henrik Fröjd	+46 8 572 358 33	henrik.frojd@alfredberg.se
Bear Stearns International	Daniel Cunliffe	+44 207 516 6628	dcunliffe@bear.com
Carnegie	Anders Idborg	+46 8 676 86 88	andidb@carnegie.se
Cheuvreux	Lars Norrby	+46 8 723 51 76	lnorrby@cheuvreux.com
CSFB	Patrick Marshall	+44 207 888 0289	patrick.marshall@csfb.com
Danske Bank	Henrik Breum	+45 33 44 09 04	hbre@danskebank.com
Deutsche Bank	Christofer Sjögren	+46 8 463 55 15	christofer.sjogren@db.com
Dresdner Kleinwort Wasserstein	Colin Grant	+44 207 475 9161	colin.grant@drkw.com
Goldman Sachs	James Moore	+44 207 774 1515	james.moore@gs.com
Hagströmer & Qviberg	Patric Lindqvist	+46 8 696 20 84	patric.lindqvist@hq.se
Handelsbanken Capital Markets	Henrik Saläng	+46 8 701 12 51	hesa06@handelsbanken.se
JP Morgan	Nick Paton	+44 207 325 5044	nicholas.j.paton@jpmorgan.com
Kaupthing Bank	Peder Frölén	+46 8 791 47 86	peder.frolen@kaupthing.se
Lehman Brothers	Brian Hall	+44 207 102 4726	brhall@lehman.com
Merrill Lynch	Ben Maslen	+44 207 996 4783	Ben_Maslen@ml.com
Morgan Stanley	Gustaf Lindskog	+44 207 425 2057	Gustaf.Lindskog@morganstanley.com
SEB Enskilda	Julian Beer	+46 8 522 296 52	julian.beer@enskilda.se
Société Générale	Gaël de Bray	+33 1 42 13 84 14	gael.de-bray@sgcib.com
S&P Equity Research	Lars Glemstedt	+46 8 545 069 68	lars_glemstedt@sandp.com
Swedbank	Niclas Höglund	+46 8 5859 1800	niclas.hoglund@swedbank.com
UBS	Olof Cederholm	+46 8 453 73 06	olof.cederholm@ubs.com

Annual General Meeting

The Annual General Meeting of ASSA ABLOY will be held in the Great Hall of the Royal Academy of Music, Nybrokajen 11, Stockholm at 15.30 on Tuesday 25 April 2006. Shareholders wishing to attend the Annual General Meeting should:

- be registered in the share register kept by VPC AB no later than Wednesday 19 April 2006
- notify ASSA ABLOY AB of their intention to attend by 16.00 on Wednesday 19 April 2006.

Registration in the share register

To have the right to attend the Annual General Meeting, shareholders whose shares are nominee-registered through a bank or other nominee must request, by Wednesday 19 April 2006 at the latest, that their holdings be temporarily registered under their own names in the share register kept by VPC AB. Shareholders must notify the nominee well in advance about this.

Notification of intention to attend

Shareholders must notify ASSA ABLOY of their intention to attend the Annual General Meeting no later than 16.00 on 19 April 2006 via:

– Website	www.assaabloy.com
– E-mail	bolagsstamma@assaabloy.com
– Post	ASSA ABLOY AB, "Årsstämma", Box 70340, SE-107 23 Stockholm, Sweden.
– Telephone	+46 8 506 485 00
– Fax	+46 8 506 485 85

The notification should state

- Name
- Personal identity number or Corporate identity number
- Address and daytime telephone number
- Number of shares held
- Any accompanying adviser

A shareholder who is to be represented by a proxy should send in a form of appointment for the proxy. Where a corporate body appoints a proxy, the form of appointment should be accompanied by a proof of registration for the corporate body (or, if this is not available, by a document carrying similar authority). Documents must not be more than one year old. To ensure admission to the Annual General Meeting, forms of proxy and proofs of registration should reach the company at the above address by 19 April 2006 at the latest.

Nomination Committee

The duties of the Nomination Committee are to consider the choice of the Chairman and other members of the Board of Directors, the choice of Auditor, the choice of the Chairman of the Annual General Meeting, the remuneration of the Board, and associated matters. The current members of the Nomination Committee before the 2006 Annual General Meeting are Gustaf Douglas (Investment AB Latour and Säkl), Chairman, Staffan Grefbäck (Alecta), Marianne Nilsson (Robur) and Melker Schörling (Melker Schörling and companies).

Dividend

Friday 28 April 2006 has been set as the qualification day for dividends. If the Annual General Meeting decides to follow the recommendation of the Board of Directors, dividends are expected to be distributed through VPC AB on Thursday 4 May 2006.

Reports can be ordered from:

ASSA ABLOY AB

– Website	www.assaabloy.com
– Telephone	08-506 485 00
– Fax	08-506 485 85
– Post	ASSA ABLOY AB, Box 70340, SE-107 23 Stockholm, Sweden

Future financial reports

First quarter: 25 April 2006
Second quarter: 9 August 2006
Third quarter: 8 November 2006
Fourth quarter and Year-end Report: February 2007
2006 *Annual Report:* March 2007

File No. 82-34735

Production: ASSA ABLOY in partnership with n3prenör.
English editing: Marcom International. Photographs: Ulf Huett, Kristian Älegård and others.
Printing: Ljungbergs tryckeri AB, Klippan.

ASSA ABLOY is the world's largest lock Group and the only global player in our industry. By means of organic growth based on innovative products, global presence and improved efficiency and backed by selective acquisitions, we will continue to lead development in the lock industry.

Johan Molin
President and CEO

ASSA ABLOY

The World's Leading Lock Group

ASSA ABLOY AB (publ)
Box 70340, SE-107 23 Stockholm · *Visiting address:* Klarabergsviadukten 90
Tel: +46 8 506 485 00 · Fax: +46 8 506 485 85
Corporate identity No.: 556059-3575
www.assaabloy.com

SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

April 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-2005 Annual Report

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner
Nina Svensson, Esq.
Robert K. Smits, Esq.